itaú

Management Discussion & Analysis and Complete Financial Statements

Fourth Quarter of 2024

4Q24

Itaú Unibanco Holding S.A.

Contents

Management discussion & analysis

Page 03

Complete financial statements

Page 37

itaú

Management Discussion & Analysis

Fourth Quarter of 2024

4Q24

Itaú Unibanco Holding S.A.

(This page was intentionally left blank)

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	4Q24	3Q24	4Q23	2024	2023
Results	Recurring Managerial Result	10,884	10,675	9,401	41,403	35,618
	Operating Revenues [1]	44,098	42,694	40,985	168,956	156,798
	Managerial Financial Margin [2]	29,388	28,512	27,134	112,445	104,098
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	22.1%	22.7%	21.2%	22.2%	21.0%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	23.4%	23.8%	22.2%	23.3%	21.7%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.4%	1.4%	1.4%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.4%	2.6%	2.8%	2.4%	2.8%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.6%	2.9%	3.2%	2.6%	3.2%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.4%	1.4%	1.3%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	215%	205%	216%	215%	216%
	Efficiency Ratio (ER) [6]	40.7%	40.2%	40.3%	39.5%	39.9%
Shares	Recurring Managerial Result per Share (R$) [7]	1.11	1.09	0.96		
	Net Income per Share (R$) [7]	1.08	1.04	0.94		
	Number of Total Shares at the end of the period - in million [8]	9,776	9,793	9,804		
	Book Value per Share (R$)	20.57	19.63	18.44		
	Dividends and Interest on Own Capital net of Taxes [9]	18,026	2,713	13,501		
	Market Capitalization [10]	301,691	356,552	332,051		
	Market Capitalization [10] (US$ million)	48,720	65,445	68,587		
Balance Sheet	Total Assets	3,048,537	3,008,534	2,696,522		
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,359,115	1,278,005	1,176,453		
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	1,515,886	1,441,083	1,345,860		
	Loan Portfolio/Funding [11]	67.4%	66.7%	67.4%		
	Stockholders' Equity	201,055	192,248	180,788		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio) [12]	16,5%	17.2%	17.0%		
	Tier I Capital - BIS III [13]	15,0%	15.2%	15.2%		
	Common Equity Tier I - BIS III	13.7%	13.7%	13.7%		
	Liquidity Coverage Ratio (LCR)	221.3%	224.9%	191.8%		
	Net Stable Funding Ratio (NSFR)	122.0%	124.2%	126.9%		
Other	Portfolio Managed and Investment Funds	1,962,479	1,984,751	1,793,928		
	Total Number of Employees	96,219	96,779	95,702		
	Brazil	86,228	86,863	85,855		
	Abroad	9,991	9,916	9,847		
	Branches and CSBs - Client Service Branches [14]	2,928	2,959	3,250		
	ATM - Automated Teller Machines [15]	40,030	39,727	41,694		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) The BIS Ratio follows Bacen's instructions and the sum of AT1 with Tier II is limited to the percentage of 3.5% by CMN Res. No. 4,958. Without this limit, the BIS Ratio would be 17.4% in Sep/24. (13) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% in Sep/24. (14) As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change. (15) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 4th quarter of 2024

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**42,628**	**(205)**	**1,775**	**(100)**	**44,098**
Managerial Financial Margin	25,734	(62)	1,775	1,941	29,388
Financial Margin with Clients	-	-	-	28,484	28,484
Financial Margin with the Market	-	-	-	904	904
Commissions and Fees	12,483	-	-	(786)	11,697
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,009	-	-	1,005	3,013
Other Operating Income	1,928	(60)	-	(1,868)	-
Equity in Earnings of Affiliates and Other Investments	220	-	-	(220)	-
Non-operating Income	256	(84)	-	(172)	-
Cost of Credit	**(7,689)**	-	-	**(954)**	**(8,643)**
Provision for Loan Losses	(9,157)	-	-	(60)	(9,217)
Impairment	-	-	-	(345)	(345)
Discounts Granted	-	-	-	(615)	(615)
Recovery of Loans Written Off as Losses	1,468	-	-	66	1,534
Retained Claims	**(400)**	-	-	-	**(400)**
Other Operating Expenses	**(21,293)**	**714**	**(391)**	**1,603**	**(19,368)**
Non-interest Expenses	(19,061)	714	-	1,640	(16,707)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,218)	-	(391)	(37)	(2,647)
Insurance Selling Expenses	(14)	-	-	-	(14)
Income before Tax and Profit Sharing	**13,246**	**509**	**1,384**	**548**	**15,687**
Income Tax and Social Contribution	**(2,372)**	**(141)**	**(1,384)**	**(578)**	**(4,475)**
Profit Sharing Management Members - Statutory	**(61)**	-	-	**61**	-
Minority Interests	**(255)**	**(42)**	-	**(31)**	**(328)**
Net Income	**10,558**	**326**	-	-	**10,884**

Extraordinary Items Net of Tax Effects

in R$ million	4Q24	3Q24	4Q23	2024	2023
Net Income	**10,558**	**10,194**	**9,172**	**40,231**	**33,368**
(-) Extraordinary Items	**(326)**	**(481)**	**(229)**	**(1,172)**	**(2,250)**
Goodwill amortization	(194)	(223)	(173)	(774)	(636)
Sale of Banco Itaú Argentina S.A. (BIA)	-	-	-	-	(1,212)
Result on the partial sale of XP Inc. shares	-	(266)	-	(261)	(129)
Liability adequacy test	-	-	(11)	-	1
Other	(132)	8	(44)	(137)	(275)
Recurring managerial result	**10,884**	**10,675**	**9,401**	**41,403**	**35,618**

4th quarter of 2024 Income Statement

In R$ million	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Operating Revenues	**44,098**	**42,694**	**3.3%**	**40,985**	**7.6%**	**168,956**	**156,798**	**7.8%**
Managerial Financial Margin	29,388	28,512	3.1%	27,134	8.3%	112,445	104,098	8.0%
Financial Margin with Clients	28,484	27,455	3.7%	26,293	8.3%	108,024	100,828	7.1%
Financial Margin with the Market	904	1,056	-14.5%	840	7.6%	4,421	3,270	35.2%
Commissions and Fees	11,697	11,228	4.2%	11,197	4.5%	45,110	42,599	5.9%
Revenues from Insurance [1]	3,013	2,954	2.0%	2,654	13.5%	11,401	10,101	12.9%
Cost of Credit	**(8,643)**	**(8,245)**	**4.8%**	**(9,150)**	**-5.5%**	**(34,493)**	**(36,942)**	**-6.6%**
Provision for Loan Losses	(9,217)	(8,561)	7.7%	(9,295)	-0.8%	(36,203)	(37,124)	-2.5%
Impairment	(345)	(368)	-6.1%	(361)	-4.4%	(1,009)	(495)	104.0%
Discounts Granted	(615)	(590)	4.3%	(731)	-15.9%	(2,449)	(3,453)	-29.1%
Recovery of Loans Written Off as Losses	1,534	1,273	20.5%	1,237	24.0%	5,167	4,131	25.1%
Retained Claims	**(400)**	**(423)**	**-5.3%**	**(370)**	**8.3%**	**(1,615)**	**(1,509)**	**7.0%**
Other Operating Expenses	**(19,368)**	**(18,554)**	**4.4%**	**(17,894)**	**8.2%**	**(72,340)**	**(67,797)**	**6.7%**
Non-interest Expenses	(16,707)	(15,945)	4.8%	(15,344)	8.9%	(62,108)	(58,147)	6.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,647)	(2,604)	1.6%	(2,547)	4.0%	(10,203)	(9,630)	5.9%
Insurance Selling Expenses	(14)	(5)	189.2%	(4)	280.0%	(30)	(20)	51.5%
Income before Tax and Minority Interests	**15,687**	**15,472**	**1.4%**	**13,571**	**15.6%**	**60,507**	**50,550**	**19.7%**
Income Tax and Social Contribution	**(4,475)**	**(4,489)**	**-0.3%**	**(3,952)**	**13.2%**	**(17,863)**	**(14,189)**	**25.9%**
Minority Interests in Subsidiaries	**(328)**	**(307)**	**6.7%**	**(218)**	**50.2%**	**(1,241)**	**(743)**	**67.0%**
Recurring Managerial Result	**10,884**	**10,675**	**2.0%**	**9,401**	**15.8%**	**41,403**	**35,618**	**16.2%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Private Securities

In R$ billion, end of period	4Q24	3Q24	Δ	4Q23	Δ
Individuals	**444.8**	**428.7**	**3.7%**	**415.9**	**6.9%**
Credit Card Loans	142.2	133.2	6.8%	135.5	4.9%
Personal Loans	65.9	65.9	0.1%	60.6	8.8%
Payroll Loans [1]	74.4	74.7	-0.4%	73.4	1.4%
Vehicle Loans	36.5	35.9	1.8%	33.2	9.9%
Mortgage Loans	125.7	119.0	5.6%	113.2	11.1%
Very Small, Small and Middle Market Loans [1 2]	**223.0**	**206.3**	**8.1%**	**189.5**	**17.7%**
Individuals + Very Small, Small and Middle Market Loans	**667.8**	**635.0**	**5.2%**	**605.4**	**10.3%**
Corporate Loans [3]	**439.2**	**411.2**	**6.8%**	**362.9**	**21.0%**
Total for Brazil with Financial Guarantees Provided and Private Securities	**1,107.0**	**1,046.2**	**5.8%**	**968.2**	**14.3%**
Latin America [3 4]	**252.2**	**231.8**	**8.8%**	**208.2**	**21.1%**
Total with Financial Guarantees Provided and Private Securities	**1,359.1**	**1,278.0**	**6.3%**	**1,176.5**	**15.5%**
Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [5]	**1,359.1**	**1,306.6**	**4.0%**	**1,232.9**	**10.2%**

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Private Securities includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Includes portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

itaú

Performance analysis for the fourth quarter of 2024

Management commentary

Recurring managerial result reached R$10.9 billion in the fourth quarter of 2024, a 2.0% increase from the previous quarter. Recurring managerial return on equity was 22.1% on a consolidated basis and 23.4% in operations in Brazil. The loan portfolio increased by 6.3% on a consolidated basis and by 5.8% in Brazil in the quarter. The highlights of the individuals portfolio were the increases of 5.6% in mortgage loans, 1.8% in vehicle financing and 6.8% in credit card loans, which is seasonally larger at the end of the year. In credit cards, the portfolio grew by 10.9% in the quarter in the Personnalité and Uniclass segments (17.5% growth over the previous year). Very small, small and middle-market loans were up 8.1% in the quarter, explained by the exchange rate variation of the period and by the origination of approximately R$12 billion in the quarter in government program portfolios, especially the FGI (Investment Guarantee Fund). In the corporate segment in Brazil, growth was 6.8% in the quarter, partly due to the impact of foreign exchange variation. The increase in the loan portfolio, in addition to the higher liabilities margin, led to a 3.7% increase in financial margin with clients in the quarter. The cost of credit increased 4.8% in the quarter. If it hadn't been for the positive impact of R$500 million related to the recovery of credit from a specific corporate client in the third quarter, the cost of credit would have fallen by 1% in the period. Credit quality indicators showed continuous improvement this quarter. This performance reflects the continuous improvement in both short and long term delinquency ratios. Consolidated nonperforming loans over 90 days overdue (NPL 90) were down 0.2 p.p. and reached 2.4%. In Brazil, the indicator for individuals again fell by 0.2 p.p. to 3.8%. Also noteworthy was the 0.5 p.p. reduction in the indicator for the very small, small and middle-market loans portfolio in Brazil, partly due to the growth in the portfolio. Both individuals and small, small and middle-market loans saw a nominal reduction in the balance of the portfolio overdue for more than 90 days. Nonperforming loans 15-90 days overdue (NPL 15-90) were also down 0.2 p.p., closing the quarter at 2.0%. The reduction in the individuals loan portfolio ratio was 0.2 p.p. In the very small, small and middle-market loans portfolio in Brazil, the ratio closed the quarter at 1.4%, down 0.1 p.p. Commissions and fees and result from insurance operations increased 3.9% in the quarter. We recorded higher revenue from card activities, both as issuer and acquirer. Also worth mentioning was the growth of fund management fees, driven by performance fees recognized in the quarter. Non-interest expenses were up 4.8% from the previous quarter, driven by a seasonal growth in administrative and operating expenses.

In 2024, the recurring managerial result reached R$41.4 billion, up 16.2% (excluding Argentina's operation result in 2023, growth was 18.2%), and the recurring managerial return on equity was up 1.2 p.p., reaching 22.2%. Also noteworthy was the 19.7% increase in income before taxes and minority interests, which totaled R$60.5 billion. The loan portfolio grew 15.5% on a consolidated basis and 14.3% in Brazil. The positive effect of the loans portfolio growth, the higher liabilities' margin and the growth in gains from structured operations in the Wholesale business segment, led to a 7.1% increase in the financial margin with clients (on a comparable basis, excluding the result of the operation in Argentina in 2023, growth was 8.3%). Likewise, our financial margin with the market increased and cost of credit decreased by 6.6%, or R$2.4 billion. Commissions and fees and result from insurance operations rose by 7.2% year-on-year (growth of 7.7% on a comparable basis). This increase was the result of higher revenue from card-issuing activities, higher gains from investment banking operations and higher revenue from asset management operations. Another highlight was the increase of 13.8% in the result from insurance, pension plan and premium bonds, with significant increases in earned premiums, pension plan funds and net revenue from premium bonds. Non-interest expenses were up 6.8%, whereas our core costs increased 4.4%, that is, below the inflation (IPCA) of 4.8% in the year. Our efficiency ratio decreased 0.4 p.p. on a consolidated basis and 0.2 p.p. in Brazil, reaching the lowest ratios in the historical series in a single year, 39.5% and 37.7%, respectively. We announced an additional distribution to shareholders of R$18.0 billion, of which R$15.0 billion in interest on capital and dividends and R$3.0 billion in share buybacks which will be carried out until February 5, 2026. As a result, the net payout in 2024 was 69.4%

main figures

recurring managerial result
R$10.9 bn (4Q24) — **+2.0%** (4Q24 x 3Q24)

credit portfolio
R$1,359.1 bn (4Q24) — **+6.3%** (4Q24 x 3Q24)

financial margin with clients
R$28.5 bn (4Q24) — **+3.7%** (4Q24 x 3Q24)

financial margin with the market
R$0.9 bn (4Q24) — **-14.5%** (4Q24 x 3Q24)

cost of credit
R$8.6 bn (4Q24) — **+4.8%** (4Q24 x 3Q24)

fees and insurance
R$14.3 bn (4Q24) — **+3.9%** (4Q24 x 3Q24)

non-interest expenses
R$16.7 bn (4Q24) — **+4.8%** (4Q24 x 3Q24)


21.2%
21.9%
22.4%
22.7%
22.1%
9,401
9,771
10,072
10,675
10,884
4Q23
1Q24
2Q24
3Q24
4Q24
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Annualized recurring managerial return on average equity
22.1% — **-0.6 p.p.** (4Q24 x 3Q24)

2024 Forecast

	Actual	Guidance	Actual Ex-Argentina	Growth on a comparable basis[4]
Total credit portfolio[1]	15.5%	9.5% – 12.5%		
Total credit portfolio ex- fx variation	10.2%			
Financial margin with clients	7.1%	4.5% – 7.5%	8.3%	5.5% – 8.5%
Financial margin with the market	R$4.4 bn	R$3.0 bn – R$5.0 bn		
Cost of credit[2]	R$34.5 bn	R$33.5 bn – R$36.5 bn		
Commissions and fees and results from insurance operations[3]	7.2%	5.0% – 8.0%	7.7%	5.5% – 8.5%
Non-interest expenses	6.8%	4.0% – 7.0%	8.0%	5.0% – 8.0%
Core costs[5] below inflation	4.4%	IPCA 12M: 4.83%		
Effective tax rate	29.5%	29.5% – 31.5%		

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina; (5) Core expenses below inflation. Calculated based on Brazil core expenses.

2025 Forecast

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between 4.5% and 8.5%
Financial margin with clients	Growth between 7.5% and 11.5%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%
Non-interest expenses	Growth between 5.5% and 8.5%
Effective tax rate	Between 27.0% and 29.0%

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Income Statement and Balance Sheet Analysis

Management Discussion and Analysis and Complete Financial Statements

Managerial Financial Margin

Highlights

- Financial margin with clients was up 3.7% in the quarter. This increase was mainly due to the growth in the loan portfolio and liabilities' margin in the period. Compared to 2023, financial margin with clients grew 7.1%. This growth is also related to the higher volume of loans and liabilities' margin.
- The financial margin with the market decreased 14.5% in the quarter, due to the lower gains in the trading desk and the negative impact of the interest rate on the capital ratio hedging strategy. Compared to 2023, the 35.2% increase was driven by higher gains from the trading desk.

In R$ million	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Financial Margin with Clients	28,484	27,455	3.7%	26,293	8.3%	108,024	100,828	7.1%
Financial Margin with the Market	904	1,056	-14.5%	840	7.6%	4,421	3,270	35.2%
Total	29,388	28,512	3.1%	27,134	8.3%	112,445	104,098	8.0%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billion



3.7%
27.5
-3.1
24.4
-0.1
0.6
0.5
-0.2
25.2
3.2
28.5
1
2
3
4
1
3Q24
Working capital and others[1] 3Q24
Spread-sensitive operations 3Q24
Product mix
Average volume
Spreads and liabilities margin
Latin America and others[2]
Spread-sensitive operations 4Q24
Working capital and others[1] 4Q24
4Q24

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes Latin America margin and structured operations from the wholesale business segment.

1 **Working capital and other (+ R$0.2 billion):** mainly due to the higher average balance in the period.

2 **Product mix (- R$0.1 billion):** decreased due to the greater growth in the average balance of the companies portfolio, in addition to the growth of transactional credit card and mortgage portfolios, when compared to the individuals portfolio with higher margins.

3 **Average volume (+ R$0.6 billion):** positive impact due to the increase in the average profitable portfolio, both for individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.5 billion):** mainly due to the positive impact of the higher liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	4Q24 Average Balance[1]	4Q24 Financial Margin	4Q24 Average Rate (p.a.)	3Q24 Average Balance[1]	3Q24 Financial Margin	3Q24 Average Rate (p.a.)
Financial Margin with Clients	**1,357,637**	**28,484**	**8.6%**	**1,288,814**	**27,455**	**8.7%**
Spread-Sensitive Operations	1,204,460	25,236	8.5%	1,151,414	24,396	8.6%
Working Capital and Other	153,177	3,249	8.7%	137,400	3,059	9.1%
Cost of Credit		**(8,643)**			**(8,245)**	
Risk-Adjusted Financial Margin with Clients	**1,357,637**	**19,841**	**5.9%**	**1,288,814**	**19,210**	**6.0%**

[1] Average daily balance

Consolidated



9.0%
8.9%
8.8%
8.7%
8.6%
5.8%
5.8%
5.7%
6.0%
5.9%
4Q23
1Q24
2Q24
3Q24
4Q24

Brazil



9.8%
9.6%
9.5%
9.5%
9.3%
6.2%
6.1%
6.2%
6.5%
6.3%
4Q23
1Q24
2Q24
3Q24
4Q24

Financial margin with clients — Risk-adjusted financial margin with clients

itaú

Cost of Credit

Highlights

- The cost of credit increased 4.8% in the quarter and it would have decreased by approximately 1% if it were not for the positive impact of R$500 million of a specific client in the corporate segment in the third quarter of 2024.
- Compared to 2023, the cost of credit decreased 6.6%. This effect was concentrated in the Retail Business in Brazil, where there is a reduction in provision for loan losses and in discounts granted, in addition to an increase in recovery of loans written off as losses.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Provision for Loan Losses	(9,217)	(8,561)	7.7%	(9,295)	-0.8%	(36,203)	(37,124)	-2.5%
Recovery of Loans Written Off as Losses	1,534	1,273	20.5%	1,237	24.0%	5,167	4,131	25.1%
Result from Loan Losses	**(7,683)**	**(7,288)**	**5.4%**	**(8,057)**	**-4.6%**	**(31,036)**	**(32,994)**	**-5.9%**
Impairment	(345)	(368)	-6.1%	(361)	-4.4%	(1,009)	(495)	104.0%
Discounts Granted	(615)	(590)	4.3%	(731)	-15.9%	(2,449)	(3,453)	-29.1%
Cost of Credit	**(8,643)**	**(8,245)**	**4.8%**	**(9,150)**	**-5.5%**	**(34,493)**	**(36,942)**	**-6.6%**
Cost of Credit / Total Risk (*) – Annualized (%)	**2.6**	**2.6**	**0.0 p.p.**	**3.1**	**-0.5 p.p.**	**2.8**	**3.2**	**-0.4 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and private securities.

The cost of credit increased by R$398 million from the previous quarter. This growth is explained by the positive impact of R$500 million in the previous quarter, which was not repeated, in the provision for loan losses, driven by a specific client of the corporate segment in Brazil. In the Retail business segment in Brazil, the increase in the provision for loan losses accompanied the growth of the loan portfolio, and was partially offset by higher recovery of loans written off as losses.

The cost of credit was down R$2,449 million compared to 2023. This decrease was mainly driven by the Retail business segment in Brazil, as a result of the reduction of R$438 million in provision for loan losses, R$871 million in discounts granted, and the increase of R$1,012 million in the recovery of loans written off as losses in this segment. Additionally, the provision for loan losses in the Wholesale business segment in Brazil was R$996 million lower in the period, and this effect was partially offset by the increase in impairment charges on private securities.

Provision for Loan Losses by Segment


R$ millions
4.1
4.0
4.0
3.6
3.7
9,295
9,131
9,294
8,561
9,217
827
833
1,065
1,012
753
567
319
170
437
7,901
7,979
8,059
7,781
8,026
-232
4Q23
1Q24
2Q24
3Q24
4Q24
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

The provision for loan losses increased in the quarter. In the Retail business segment in Brazil, the provision accompanied the increase in the loan portfolio. In the Wholesale business segment in Brazil, the provision for loan losses was higher, due to the positive impact of R$500 million in the previous quarter, which was not repeated, related to the credit recovery of a specific client of the corporate segment.

Recovery of Loans Written off as Losses and Sales of Financial Assets

The recovery of loans written off as losses increased from the previous quarter in all segments. In the fourth quarter of 2024, portfolios already written off as losses were sold in the amount of R$9.8 billion, with a positive impact of R$233 million on the recovery of loans and R$128 million in the recurring managerial result. These sales do not impact the credit quality indicators.

During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk. Of these sales, R$30 million (R$20 million from Retail business and R$10 million from Wholesale business in Brazil) relates to active loans which were more than 90 days overdue, of which R$18 million would still be active at the end of December 2024 if not sold. Additionally, we sold R$432 million (R$64 million from corporate segment in Brazil and R$369 million from Latin America) relating to active portfolios which were not overdue. These sales of active portfolios had a negative impact of R$34 million on operating revenues, a positive impact of R$27 million on the cost of credit, and a negative impact of R$4 million on the recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided


R$ millions
55,380
54,128
54,472
51,131
51,596
16,353
15,966
15,721
13,571
13,347
937
908
956
1,017
1,045
38,090
37,254
37,795
36,543
37,204
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of September 2024, the allowance for loan losses and financial guarantees provided were up 0.9%. This increase occurred in Latin America and in the Wholesale business segment in Brazil.

Credit Quality

Highlights

- The nonperforming loans 90 days overdue ratio (NPL 90) decreased 0.2 p.p. compared to the previous quarter, reaching its lowest level for the last fourteen quarters. In Brazil, the ratio was down 0.2 p.p. for individuals and 0.5 p.p. for very small, small and middle-market companies. It is noteworthy that the nonperforming loans over 90 days overdue reduced nominally for the second consecutive quarter.
- The nonperforming loans 15-90 days overdue ratio (NPL 15-90) decreased 0.2 p.p. during the quarter, with reductions in all segments. Ratios for individuals and for very small, small and middle-market companies in Brazil reduced for the third consecutive quarter. In Latin America, the ratio also decreased due to the lower delinquency rates in Chile, Colombia, Paraguay and Uruguay.

Nonperforming Loans

R$ billions


25.7
23.1
24.5
22.0
25.3
22.5
25.0
22.1
24.0
21.1
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil[1]

- **Nonperforming loans - 90 days - Total:** there was a 3.6% reduction in total NPL portfolio compared to the previous quarter. This decrease occurred for individuals and for very small, small and middle-market companies in Brazil, in spite of the growth in the loan portfolio.

NPL Ratio (%) | over 90 days


Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Total
Latin America[2]
Very Small, Small and Middle Market Companies
Brazil[1]
Individuals
Corporate

Total NPL 90 days ratio decreased compared to the previous quarter, reaching its lowest level for the last fourteen quarters (that is, since the third quarter of 2021). In Brazil, the reduction occurred for individuals, and there were noteworthy reductions in the ratios for credit cards and vehicle financing, and for very small, small and middle-market companies, with no concentration on a specific client or sector. In Latin America, the ratio decreased due to lower NPL for both individuals and companies in Chile.

NPL Ratio (%) | 15 to 90 days


Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Total
Latin America[2]
Very Small, Small and Middle Market Companies
Brazil[1]
Individuals
Corporate

Both the total NPL 15-90 day ratio and the ratios for Brazil and Latin America decreased compared to the previous quarter. In Brazil, for the third consecutive quarter, the decrease was driven by lower delinquency rates in all segments. Credit cards and personal loans were the portfolios that reduced the most in the individuals segment. In Latin America, the ratio decreased due to the lower delinquency rates in Chile, Colombia, Paraguay and Uruguay.

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
48,654	43,427	43,358	55,380	51,131	51,596

Loan Portfolio by Risk Level


48.5%
53.2%
54.7%
49.6%
53.5%
54.6%
33.5%
28.5%
27.6%
30.6%
26.3%
25.6%
8.2%
10.4%
10.5%
9.6%
11.4%
11.6%
5.7%
4.7%
4.4%
5.1%
4.4%
4.1%
Dec-23
Sep-24
Dec-24
Dec-23
Sep-24
Dec-24
AA
A
B
C
D
E-H

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

itaú

Coverage Ratio | 90 days


216% 221% 215% 205% 215%
96% 98% 98% 95% 99%
Dec-23 Mar-24 Jun-24 Sep-24 Dec-24
Total
Total (Expanded)
1342% 1253% 1021% 765% 826%
260% 285% 277% 268% 275%
211% 214% 207% 197% 206%
Dec-23 Mar-24 Jun-24 Sep-24 Dec-24
Total - Brazil[1]
Retail business - Brazil
Latin America ex-Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The 10 p.p. increase in the total coverage ratio was driven by the impact of the lower nonperforming loans in the Retail business segment in Brazil, whose weighting relative to the total ratio is greater.

NPL Creation


R$ millions
9,048 9,039 10,177 8,976 8,196
7,749 8,114 8,565 7,927 7,241
889 722 1,359 957 862
409 203 254 91 92
4Q23 1Q24 2Q24 3Q24 4Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.6% 1.6% 1.7% 1.5% 1.4%
1.0% 1.0% 1.1% 0.9% 0.9%
0.5% 0.4% 0.7% 0.5% 0.4%
0.2% 0.1% 0.1% 0.0% 0.0%
4Q23 1Q24 2Q24 3Q24 4Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

* NPL Creation of 4Q24 was calculated by including the active loan portfolios of R$10 million from the Wholesale Business and R$20 million from the Retail Business in Brazil to unrelated companies.

NPL Creation decreased by R$780 million in the quarter and totaled R$8,196 million, which is the lowest value since the fourth quarter of 2022.In the Retail business segment in Brazil, the NPL creation ratio in the credit portfolio reached 1.4%, which is the lowest value since the first quarter of 2022.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and private securities.

Loan Portfolio Write-Off


R$ millions
10,297 10,120 9,337 9,335 9,074
1.1% 1.1% 1.0% 1.0% 0.9%
4Q23 1Q24 2Q24 3Q24 4Q24
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

The loan portfolio write-off decreased 2.8% from the previous quarter in all segments.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
35.5 34.6 34.1 32.4 31.1
39.0 37.6 37.4 35.8 34.6
3.6 3.0 3.3 3.4 3.6
1.4 1.4 1.5 1.6 1.7
12.6 12.4 12.0 11.4 11.1
9.5 9.3 9.1 8.5 7.9
3.4 3.3 3.3 3.1 2.8
8.6 8.2 8.2 7.7 7.5
Dec-23 Mar-24 Jun-24 Sep-24 Dec-24
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio decreased for both individuals and companies in Brazil, for debt composition portfolios.


39.2% 40.7% 41.2% 41.9% 44.0%
18.3% 18.3% 19.7% 19.6% 18.9%
Dec-23 Mar-24 Jun-24 Sep-24 Dec-24
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Compared to the previous quarter, commissions and fees and result from insurance operations increased by 3.9%, mainly driven by the higher revenue from card activities, both as issuer and acquirer. In addition, fund management fees increased, driven by performance fees recognized in the fourth quarter.
- Commissions and fees and result from insurance operations increased by 7.2% on a year-on-year basis, due to higher revenue from card-issuing activities, increase in asset management fees and higher volumes of advisory and brokerage services. Additionally, the result from insurance operations increased, due to higher earned premiums.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Credit and Debit Cards	**4,527**	**4,261**	**6.2%**	**4,605**	**-1.7%**	**17,193**	**16,865**	**1.9%**
Card Issuance	3,332	3,151	5.7%	3,384	-1.5%	12,731	12,279	3.7%
Acquiring	1,195	1,110	7.7%	1,221	-2.1%	4,461	4,585	-2.7%
Current Account Services	**1,546**	**1,564**	**-1.1%**	**1,620**	**-4.5%**	**6,296**	**6,653**	**-5.4%**
Asset Management	**1,826**	**1,710**	**6.8%**	**1,547**	**18.0%**	**6,666**	**5,952**	**12.0%**
Fund Management Fees	1,404	1,322	6.2%	1,239	13.3%	5,198	4,629	12.3%
Consórcio Administration Fees	422	388	8.8%	308	37.0%	1,468	1,323	11.0%
Advisory Services and Brokerage	**1,125**	**1,118**	**0.6%**	**1,049**	**7.3%**	**4,870**	**3,534**	**37.8%**
Credit Operations and Guarantees Provided	**757**	**707**	**7.1%**	**663**	**14.2%**	**2,823**	**2,622**	**7.7%**
Collection Services	**545**	**534**	**2.0%**	**510**	**7.0%**	**2,115**	**2,018**	**4.8%**
Other	**399**	**372**	**7.1%**	**455**	**-12.3%**	**1,506**	**1,655**	**-9.0%**
Latin America (ex-Argentina)	**971**	**962**	**0.9%**	**749**	**29.7%**	**3,641**	**3,058**	**19.1%**
Commissions and Fees	**11,697**	**11,228**	**4.2%**	**11,197**	**4.5%**	**45,110**	**42,356**	**6.5%**
Result from Insurance Operations[1]	2,599	2,526	2.9%	2,281	13.9%	9,755	8,572	13.8%
Services and Insurance (ex-Argentina)	**14,296**	**13,755**	**3.9%**	**13,478**	**6.1%**	**54,866**	**50,928**	**7.7%**
Argentina	-	-	-	-	-	-	243	-
Services and Insurance	**14,296**	**13,755**	**3.9%**	**13,478**	**6.1%**	**54,866**	**51,171**	**7.2%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from card-issuing activities was up 5.7% from the previous quarter and 3.7% compared to 2023 and the increases were due to higher gains from interchange fees, as a result of the increase in the credit card transaction volume. These gains were partially offset by higher expenses from the rewards program.

Acquiring revenue grew 7.7% from the previous quarter, driven by higher gains from the flex product and the increase in the credit card transaction volume. Compared to 2023, this revenue decreased 2.7% due to lower gains from the flex product, partially offset by the increase in the credit card transaction volume.

Card Issuance Activities

R$ millions

Transaction Volume
4Q24

R$240.8 billion
▲ + 10.6% (vs. 3Q24)
▲ + 8.1% (vs. 4Q23)

credit
▲ + 10.6% (vs. 3Q24)
▲ + 10.8% (vs. 4Q23)

debit
▲ +10.7% (vs. 3Q24)
▼ - 2.2% (vs. 4Q23)


38.2
37.4
37.5
35.6
36.9
37.4
222,745
217,677
240,765
46,275
40,887
45,242
176,470
176,790
195,523
4Q23
3Q24
4Q24
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
4Q24

R$245.0 billion
▲ + 7.2% (vs. 3Q24)
▲ + 3.9% (vs. 4Q23)

credit
▲ + 8.1% (vs. 3Q24)
▲ + 5.7% (vs. 4Q23)

debit
▲ + 5.4% (vs. 3Q24)
▲ + 0.02% (vs. 4Q23)


1,478
1,530
1,541
235,820
228,447
244,963
76,847
72,924
76,866
158,973
155,523
168,097
4Q23
3Q24
4Q24
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Current Account Services

Revenue from current account services decreased by 1.1% from the previous quarter. Compared to 2023, revenue from current account services decreased by 5.4%. Due to the proactive agenda of offering increasingly better conditions for customers as they increase their relationship with the bank, we had lower gains from packages for individuals, which were partially offset by higher revenues from our benefits package offering for 'Combinaqui' account holders, which allows personalization of the package of benefits and services for our customers.

Loan Operations and Financial Guarantees Provided

Compared to the previous quarter, loan operations and financial guarantees provided were up 7.1%, as a result of higher revenue from financial guarantees provided.

Compared to 2023, this revenue increased by 7.7%, driven by higher gains from loan operations, mainly in the asset valuation, as well as an increase in guarantees provided.

Asset Management

- **Fund Management**

Fund management fees grew 6.2% from the previous quarter, driven by performance fees recognized in the fourth quarter, even with fewer business days compared to the previous quarter.

Fund management fees were up 12.3% on a year-on-year basis, mainly due to the increase in the balance of investment funds and managed portfolios.

Managed Portfolio and Investment Funds


R$ billions
+8.6%
-1.5%
1,757
1,825
1,882
1,938
1,909
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24

Note: Does not include Latin America (ex-Brazil).

- ***Consórcio* Administration Fees**

Consórcio administration fees increased by 8.8% from the previous quarter, due to the higher volume in real estate and vehicle portfolios.

Compared to 2023, these fees were up 11.0%, driven by the increase in production.

Collection Services

Revenue from collection services increased by 2.0% compared to the previous quarter. Compared to 2023, this revenue increased by 4.8%. The growth observed both from 3Q24 and in the year to date are related to the higher volumes in our collection services.

Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by 0.6% from the previous quarter. Compared to 2023, this revenue increased by 37.8%. Both increases were driven by higher volumes in fixed rate securities issued.

Fixed Income: In the period from January to November 2024, in local fixed income, we remained in 1st place in ANBIMA's Origination ranking, totaling R$130.2 billion in originated volume (a 27% Market Share), and were ranked 1st in ANBIMA'S Distribution ranking, totaling R$67.4 billion in distributed volume (a 26% Market Share).

Equities: In the period from January to December 2024, we entered into 10 transactions, totaling R$3.5 billion in volume (a 14% Market Share), ranking 1st in number of transactions and 2nd in volume in Dealogic's ranking.

Mergers and Acquisitions: In the period from January to December 2024, we entered into 39 transactions, excluding proprietary operations, which totaled R$65.2 billion in volume (a 30% Market Share), ranking 1st in volume and in number of transactions in the Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The 2.9% increase in the result from insurance, pension plan and premium bonds in the quarter was due to increases in insurance earned premiums.
- In 2024, the 13.8% increase in the result from insurance, pension plan and premium bonds was driven by the increase in earned premiums as a result of higher sales of insurance policies, when compared to the previous year. We also recorded higher net revenue from premium bonds, commissions and fees, and managerial financial margin.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Earned Premiums	1,827	1,756	4.1%	1,659	10.1%	6,963	6,404	8.7%
Revenues from Pension Plan	(20)	(51)	-60.7%	(33)	-39.5%	(138)	(148)	-6.9%
Revenues from Premium Bonds	215	200	7.5%	188	14.1%	793	665	19.4%
Managerial Financial Margin	64	117	-45.6%	44	43.5%	256	123	108.0%
Commissions and Fees	713	701	1.8%	603	18.3%	2,750	2,368	16.2%
Earnings of Affiliates	214	231	-7.2%	193	11.1%	776	689	12.6%
Revenues from Insurance, Pension Plan and Premium Bonds	**3,013**	**2,954**	**2.0%**	**2,654**	**13.5%**	**11,401**	**10,101**	**12.9%**
Retained Claims	(400)	(423)	-5.3%	(370)	8.3%	(1,615)	(1,509)	7.0%
Insurance Selling Expenses	(14)	(5)	189.2%	(4)	280.0%	(30)	(20)	51.5%
Result from Insurance, Pension Plan and Premium Bonds	**2,599**	**2,526**	**2.9%**	**2,281**	**13.9%**	**9,755**	**8,572**	**13.8%**
Recurring Managerial Result	**1,121**	**1,084**	**3.4%**	**985**	**13.8%**	**4,155**	**3,755**	**10.7%**

The increase in the result from insurance, pension plan and premium bonds in the quarter was due to: (i) higher earned premiums, due to higher life, personal accident, credit life, protected card and mortgage insurance portfolios; (ii) an increase in revenues from premium bonds as a result of higher sales; and (iii) an increase in commissions and fees, driven by higher sales of third-party insurance policies. Additionally, retained claims decreased, mainly in the life insurance portfolio.

Compared to 2023, the 13.8% increase in the result from insurance, pension plan and premium bonds was driven by higher sales in the insurance portfolios, mainly the life, personal accident, credit life and protected card portfolios, in addition to higher revenues from premium bonds. We also recorded an increase in commissions and fees driven by higher third-party insurance sales, and in managerial financial margin, due to higher interest paid on our pension plan assets.

Earned Premiums Breakdown


R$ millions
1,659
1,674
1,705
1,756
1,827
7.3%
13.2%
17.4%
14.4%
44.3%
7.7%
12.8%
18.3%
14.6%
43.5%
7.8%
12.9%
18.5%
14.8%
43.0%
8.0%
12.9%
19.1%
14.8%
42.2%
8.4%
13.1%
19.5%
14.8%
41.3%
4Q23
1Q24
2Q24
3Q24
4Q24
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other

Retained Claims Breakdown


R$ millions
22.3%
22.9%
24.0%
24.1%
21.9%
370
384
408
423
400
21.0%
6.6%
11.0%
6.6%
49.8%
22.2%
9.0%
6.0%
48.2%
17.8%
6.6%
13.1%
52.7%
20.6%
5.8%
12.8%
52.2%
25.7%
5.0%
13.8%
45.2%
4Q23
1Q24
2Q24
3Q24
4Q24
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	4Q24	4Q23	Δ
Earned Premiums	1,766	1,596	10.7%
Retained Claims	(330)	(303)	8.9%
Selling Expenses	(4)	(5)	-28.6%
Underwriting Margin	**1,432**	**1,287**	**11.2%**
Managerial Financial Margin	86	90	-4.9%
Commissions and Fees	295	226	30.2%
Other Income and Expenses [2]	(1,025)	(894)	14.7%
Recurring Managerial Result	**787**	**711**	**10.8%**
Combined Ratio	**51.7%**	**48.8%**	**2.9 p.p.**

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Our core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. In the fourth quarter of 2024, the recurring managerial result rose by 10.8% year-on-year. Earned premiums increased by 10.7%, mainly driven by higher sales of credit life, life, personal accident, protected card and mortgage insurance policies. Commissions and fees increased by 30.2%, driven by higher sales of third-party insurance policies. The bancassurance insurance agenda continues to make headway, contributing to the development of a future portfolio and offering greater protection to our clients.

Non-interest Expenses

Highlights

- Non-interest expenses were up 4.8% on the previous quarter, driven by the increase in administrative and operating expenses, which are seasonally higher in the fourth quarter, due to the increase in economic activity. In Latin America, personnel expenses and technology and marketing investments increased.
- Compared to 2023, non-interest expenses increased by 6.8% in the period. In Brazil, non-interest expenses grew 7.7%, and business and technology investments were the main drivers of this growth. Meanwhile, core expenses in Brazil increased by 4.4% in the year, whereas inflation in the period was 4.83% (IPCA), and there was a 4.64% increase in salaries and benefits beginning in September 2024 under the collective wage agreement. In the 12-month period, the efficiency ratio reached 39.5%, a 0.4 p.p. reduction from the same period of the previous year.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Personnel Expenses	**(7,110)**	**(7,033)**	**1.1%**	**(6,551)**	**8.5%**	**(27,212)**	**(25,257)**	**7.7%**
Compensation, Charges, Social Benefits, Terminations and Training	(4,912)	(4,963)	-1.0%	(4,738)	3.7%	(19,180)	(18,490)	3.7%
Management and Employees' Profit Sharing [1]	(2,197)	(2,070)	6.2%	(1,813)	21.2%	(8,032)	(6,767)	18.7%
Administrative Expenses	**(5,547)**	**(5,403)**	**2.7%**	**(5,313)**	**4.4%**	**(20,959)**	**(19,565)**	**7.1%**
Third-Party and Financial System Services, Security and Transportation	(1,885)	(1,758)	7.2%	(1,736)	8.6%	(6,917)	(6,610)	4.6%
Data Processing and Telecommunications	(1,144)	(1,116)	2.5%	(1,188)	-3.7%	(4,409)	(4,297)	2.6%
Facilities and Materials	(750)	(678)	10.7%	(742)	1.1%	(2,759)	(2,824)	-2.3%
Depreciation and Amortization	(1,209)	(1,189)	1.7%	(938)	29.0%	(4,572)	(3,709)	23.3%
Advertising, Promotions and Publications	(244)	(450)	-45.9%	(499)	-51.2%	(1,437)	(1,470)	-2.2%
Other	(315)	(213)	48.3%	(210)	50.2%	(864)	(655)	31.9%
Provision Expenses	**(893)**	**(925)**	**-3.5%**	**(638)**	**39.9%**	**(3,309)**	**(2,363)**	**40.0%**
Provision for lawsuits civil, tax and social security obligations	(253)	(255)	-0.9%	(291)	-13.1%	(864)	(945)	-8.5%
Provision for labor claims	(640)	(670)	-4.5%	(347)	84.3%	(2,445)	(1,418)	72.4%
Operating Expenses	**(680)**	**(520)**	**30.6%**	**(686)**	**-0.8%**	**(2,186)**	**(2,609)**	**-16.2%**
Selling - Credit Cards	(468)	(412)	13.6%	(474)	-1.3%	(1,573)	(1,710)	-8.0%
Claims and Other	(212)	(108)	95.5%	(212)	0.2%	(613)	(898)	-31.8%
Other Tax Expenses [2]	**(89)**	**(28)**	**213.2%**	**(74)**	**20.2%**	**(285)**	**(283)**	**0.7%**
Total - Brazil	**(14,319)**	**(13,910)**	**2.9%**	**(13,263)**	**8.0%**	**(53,951)**	**(50,077)**	**7.7%**
Latin America (ex-Brazil and Argentina) [3]	**(2,387)**	**(2,035)**	**17.3%**	**(2,081)**	**14.7%**	**(8,156)**	**(7,422)**	**9.9%**
Total (ex-Argentina)	**(16,707)**	**(15,945)**	**4.8%**	**(15,344)**	**8.9%**	**(62,108)**	**(57,498)**	**8.0%**
Argentina	-	-	-	-	-	-	**(648)**	-
Total	**(16,707)**	**(15,945)**	**4.8%**	**(15,344)**	**8.9%**	**(62,108)**	**(58,147)**	**6.8%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter was driven by: **(i)** higher personnel expenses, due to the increase in profit sharing expenses; **(ii)** higher administrative expenses, mainly due to third-party services associated with advisory and consulting, and with facilities and materials, driven by the modernization of the branch network; **(iii)** increase in operating expenses, driven by the higher economic activity in the period; and **(iv)** higher personnel expenses and technology and marketing investments in Latin America, mainly in Uruguay and in Chile.

Compared to 2023, non-interest expenses were up 6.8% year-on-year. Personnel expenses increased because of the negotiation of the collective wage agreement, which included a 4.64% adjustment to salaries and benefits beginning in September, as well as due to higher profit sharing expenses in connection with the bank's improved financial performance. Administrative expenses were higher due to the increase in expenses on third-party services, data processing and depreciation and amortization, as a result of higher levels of investment in technology projects over the last few years. Provisions for labor claims also increased during the period.

Number of Employees - in thousands



95.7
9.3
0.6
70.3
15.6
95.8
9.3
0.6
70.2
15.8
96.2
9.3
0.6
69.8
16.5
96.8
9.4
0.6
69.4
17.4
96.2
9.4
0.6
68.7
17.5
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company. In the third quarter of 2024, 380 employees from Rede were migrated to the Technology team.

96.2 thousand
employees at the end of the 4Q24

▼ **- 0.6%** (Dec-24 vs. Sep-24)
▲ **+ 0.5%** (Dec-24 vs. Dec-23)

The employee profile changes, with more professionals in technology and fewer in operational areas, are demonstrated by the increase of 12.5% in the technology team employees and the 2.2% reduction in the number of employees in Brazil (ex-Tech team) in relation to the same period of the previous year.

Efficiency Ratio

Efficiency Ratio


44.0
49.4
43.0
41.4
40.3
40.7
42.4
47.0
40.7
39.1
38.1
38.4
45.5 43.9
47.1 45.0
44.0 42.0
41.2 39.1
39.9 37.9
39.5 37.7
4Q19
4Q20
4Q21
4Q22
4Q23
4Q24
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

Change in non-interest expenses, highlighting investments

2024 vs. 2023


In R$ billions
Investments
Core: (1.6) | 4.4%
(58.1)
8.5
(49.7)
(2.3)
(52.0)
2.6
(4.2)
(53.6)
(8.5)
(62.1)
2023
Latin America
Brazil 2023
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 2024
Latin America
2024

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our network in Brazil decreased by 10.5% year-on-year, due to the closure of brick-and-mortar branches.


41,694
40,877
40,151
39,727
40,030
24,169
24,123
23,872
23,777
24,207
627
617
617
614
614
542
615
597
585
573
16,356
15,522
15,065
14,751
14,636
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, always taking into consideration the availability of physical points of service and digital channels, according to demand and in conformity with our "phygital" strategy. We carry out thorough assessments of the performance of our branches, measuring the movement of clients and the creation of new business, as well as the ability to retain, and keep our active clients satisfied and working closely with the bank. Based on this assessment, we recorded an annual reduction of 8.8% in brick-and-mortar branches in Brazil.


3,250
3,152
3,021
2,959
2,928
2,491
2,399
2,337
2,285
2,272
478
473
413
403
396
281
280
271
271
260
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Latin America and IBBA
CSBs - Brazil
Brick and Mortar Branches - Brazil

Note: As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change.

itaú

Balance Sheet

Highlights

- In the quarter, total assets increased by 1.3% from the previous quarter, driven by the increases of (i) R$60.1 billion in loan operations, which increased in all segments, notably for very small, small and middle market loans and corporate loans portfolios; (ii) R$51.3 billion in securities; and (iii) R$21.9 billion in financial instruments and derivatives. In the 12-month period, there was growth of (i) R$119.4 billion in loan operations, which grew in all segments; (ii) R$92.9 billion in securities; and (iii) R$70.2 billion in other assets, mainly driven by the foreign-exchange portfolio.
- In the quarterly evolution of liabilities, noteworthy were the increases of: (i) R$34.3 billion in deposits, mainly time deposits; and (ii) R$23.9 billion in funds from acceptance and issue of securities, mainly obligations on securities issued abroad and real estate and agribusiness bills. Stockholders' equity surpassed R$200 billion, up 4.6% in the quarter, mainly driven by the result for the period, net of dividends and interest on capital. In the 12-month period, deposits and borrowings and onlending increased R$103.4 billion and R$35.3 billion, respectively. Additionally, other liabilities increased R$62.4 billion, mainly driven by higher foreign exchange portfolio.

Assets (In R$ millions, end of period)	4Q24	3Q24	Δ	4Q23	Δ
Current and Long-term Assets	**3,013,832**	**2,973,483**	**1.4%**	**2,656,713**	**13.4%**
Cash	36,127	37,868	-4.6%	32,001	12.9%
Interbank Investments	302,587	395,395	-23.5%	286,980	5.4%
Securities	1,020,761	969,439	5.3%	927,896	10.0%
Derivative Financial Instruments	94,180	72,320	30.2%	56,383	67.0%
Interbank and Interbranch Accounts	246,261	230,679	6.8%	229,107	7.5%
Loan, Lease and Other Loan Operations	974,715	914,638	6.6%	855,343	14.0%
Other Assets	339,201	353,144	-3.9%	269,003	26.1%
Permanent Assets	**34,705**	**35,051**	**-1.0%**	**39,809**	**-12.8%**
Total Assets	**3,048,537**	**3,008,534**	**1.3%**	**2,696,522**	**13.1%**

Liabilities (In R$ millions, end of period)	4Q24	3Q24	Δ	4Q23	Δ
Current and Long-Term Liabilities	**2,838,080**	**2,807,432**	**1.1%**	**2,507,587**	**13.2%**
Deposits	1,054,741	1,020,490	3.4%	951,352	10.9%
Deposits Received under Securities Repurchase Agreements	409,656	448,566	-8.7%	389,311	5.2%
Funds from Acceptances and the Issue of Securities	332,120	308,230	7.8%	301,635	10.1%
Interbank and Interbranch Accounts	103,820	107,407	-3.3%	96,104	8.0%
Borrowing and Onlending	135,113	118,337	14.2%	99,788	35.4%
Derivative Financial Instruments	87,175	69,702	25.1%	53,495	63.0%
Provisions	16,628	16,417	1.3%	17,110	-2.8%
Allowance for Financial Guarantees Provided and Loan Commitments	4,176	3,961	5.4%	3,361	24.2%
Technical Provisions for Insurance	311,812	303,683	2.7%	274,994	13.4%
Other Liabilities	382,839	410,639	-6.8%	320,437	19.5%
Non-controlling Interests	**9,402**	**8,854**	**6.2%**	**8,147**	**15.4%**
Stockholders' Equity	**201,055**	**192,248**	**4.6%**	**180,788**	**11.2%**
Total Liabilities and Equity	**3,048,537**	**3,008,534**	**1.3%**	**2,696,522**	**13.1%**

Credit Portfolio

Highlights

- The individuals loan portfolio was up 3.7% in the quarter and 6.9% in the 12-month period. Increase in the quarter was mainly driven by increases of (i) 6.8% in credit cards, as a result of higher use of the product; (ii) 5.6% in mortgage loans; and (iii) 1.8% in vehicle financing. In the 12-month period, noteworthy were the increases of (i) 11.1% in mortgage loans; (ii) 9.9% in vehicle financing; and (iii) 8.4% in personal loans.
- The companies loan portfolio was up 8.5% in the quarter and 16.4% in the 12-month period. On a year-on-year basis, significant increases were recorded in (i) export and import financing; (ii) working capital; and (iii) BNDES and onlending.

Credit Portfolio by Product

In R$ billion, end of period	4Q24	3Q24	Δ	4Q23	Δ
Individuals - Brazil (1)	**444.0**	**428.1**	**3.7%**	**415.5**	**6.9%**
Credit Card Loans	142.2	133.2	6.8%	135.5	4.9%
Personal Loans	65.1	65.2	-0.1%	60.0	8.4%
Payroll Loans (2)	74.4	74.7	-0.4%	73.4	1.4%
Vehicle Loans	36.5	35.9	1.8%	33.2	9.9%
Mortgage Loans	125.7	119.0	5.6%	113.2	11.1%
Rural Loans	0.0	0.1	-4.8%	0.2	-75.6%
Companies - Brazil (1)	**353.5**	**325.8**	**8.5%**	**303.7**	**16.4%**
Working Capital (3)	187.8	171.3	9.6%	172.0	9.2%
BNDES/Onlending	16.0	14.9	7.5%	11.8	35.7%
Export/Import Financing	96.2	86.9	10.7%	69.6	38.3%
Vehicle Loans	18.5	18.9	-2.5%	19.5	-5.1%
Mortgage Loans	12.1	11.5	5.0%	10.7	13.1%
Rural Loans	23.0	22.2	3.6%	20.1	14.2%
Latin America (4)	**224.6**	**207.9**	**8.0%**	**188.1**	**19.4%**
Total without Financial Guarantees Provided	**1,022.1**	**961.8**	**6.3%**	**907.4**	**12.6%**
Financial Guarantees Provided	123.9	115.9	6.9%	102.6	20.7%
Total with Financial Guarantees Provided	**1,146.0**	**1,077.7**	**6.3%**	**1,010.0**	**13.5%**
Private Securities (5)	213.1	200.3	6.4%	166.5	28.0%
Total Risk	**1,359.1**	**1,278.0**	**6.3%**	**1,176.5**	**15.5%**

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes portfolio of Argentine clients outside Argentina. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of December 31, 2024

The 100 largest debtors represent only 13.0% of the bank credit risk.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	6.7	0.6%	0.2%
10 Largest debtors	44.3	3.9%	1.5%
20 Largest debtors	66.4	5.8%	2.2%
50 Largest debtors	107.0	9.3%	3.5%
100 Largest debtors	148.6	13.0%	4.9%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage



In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
907
962
1,022
35.2%
4Q23
3Q24
4Q24

Corporate Credit Portfolio with Financial Guarantees by Business Sector

In R$ billions, end of period

		4Q24	3Q24
▲ 35.4%	**Public Sector**	**11.7**	**8.6**
▲ 7.7%	**Private Sector**	**585.7**	**543.8**
▲ 5.5%	Real Estate	47.6	45.1
▲ 4.9%	Transportation	37.3	35.6
▲ 11.9%	Vehicles and auto parts	31.2	27.9
▲ 2.6%	Energy and water treatment	30.6	29.8
▲ 7.6%	Food and beverages	30.1	28.0
▲ 13.2%	Agribusiness and fertilizers	27.8	24.5
▲ 3.6%	Banks and financial institutions	26.7	25.7
▲ 17.0%	Pharmaceuticals and cosmetics	17.3	14.8
▲ 23.6%	Steel and metallurgy	17.1	13.8
▲ 8.3%	Infrastructure work	15.7	14.5
▲ 8.8%	Petrochemicals and chemicals	15.3	14.0
▲ 12.1%	Electronics and IT	14.2	12.7
▲ 16.9%	Oil and gas	13.4	11.5
▲ 17.1%	Capital assets	13.3	11.4
▲ 5.5%	Telecommunications	13.1	12.4
▲ 14.2%	Mining	11.7	10.3
▲ 4.0%	Entertainment and tourism	10.0	9.7
▲ 10.0%	Construction materials	9.5	8.6
▲ 5.6%	Clothing and footwear	7.9	7.5
▲ 8.9%	Services - Other	59.6	54.7
▲ 7.5%	Commerce - Other	36.2	33.7
▲ 10.9%	Industry - Other	6.0	5.4
▲ 2.0%	Other	94.1	92.2
▲ 8.1%	**Total**	**597.4**	**552.5**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Dec-24	32.0%	16.8%	28.3%	14.7%	8.2%
Dec-23	32.6%	17.7%	27.2%	14.5%	8.0%

Loan Portfolio Mix - Companies[3]

	Corporate	Very small, small and middle market
Dec-24	66.3%	33.7%
Dec-23	65.7%	34.3%

Payroll loans

R$74.4 bn as of December 31, 2024

▼ - 0.4% (vs. Sep-24) ▲ + 1.4% (vs. Dec-23)

Compared to the end of September 2024, payroll loans in the private sector **increased by 2.7%**. The public sector **increased by 0.4%**, focused on improved customer experience and digitalization. Payroll loans for INSS beneficiaries **decreased by 1.3%**, driven by the suspension of new financing originations in the external channel.

Portfolio by origination (%)
4th Quarter of 2024


35%
65%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
4th Quarter of 2024


INSS
Private sector
Public sector
12.0
11.0
51.4

Mortgage loans[2]

R$137.8 bn as of December 31, 2024

▲ + 5.5% (vs. Sep-24) ▲ + 11.2% (vs. Dec-23)

91.2% of the mortgage portfolio is **individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
4th Quarter of 2024

R$16.8 bn

▲ + 96.4% (vs. 4Q23)

64.4% of total **mortgage credit** is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 59.6%

Portfolio: 40.6%

Corporate loans[3]

R$439.2 bn as of December 31, 2024

▲ + 6.8% (vs. Sep-24) ▲ + 21.0% (vs. Dec-23)

In the fourth quarter of 2024, the corporate loans portfolio increase, both on a quarterly and annual basis, was mainly due to the higher demand for loans for companies with revenue between R$500 million and R$4 billion, in addition to foreign exchange variation.

Credit cards

R$142.2 bn as of December 31, 2024

▲ + 6.8% (vs. Sep-24) ▲ + 4.9% (vs. Dec-23)


9.0%
5.9%
85.1%
8.5%
5.5%
86.0%
7.2%
5.2%
87.6%
Dec-23
Sep-24
Dec-24
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) includes NPL more than one day overdue.
(2) includes installments without interest.

Vehicle loans (individuals)

R$36.5 bn as of December 31, 2024

▲ + 1.8% (vs. Sep-24) ▲ + 9.9% (vs. Dec-23)

Originations
4th Quarter of 2024

R$5.5 bn

▲ + 9.7% (vs. 4Q23)

Average Term	% Average Down Payment	Average Ticket
45 months	36%	R$51.5 thousand

Loan-to-value

Vintage (quarterly average): 68.6%

Very small, small and middle market[3]

R$223.0 bn as of December 31, 2024

▲ + 8.1% (vs. Sep-24) ▲ + 17.7% (vs. Dec-23)

In the fourth quarter of 2024, the very small, small and middle market[3] portfolio growth is explained by the exchange rate variation of the period and by the origination of approximately R$12 billion in government program portfolios, especially the FGI (Investment Guarantee Fund).

[1] Without financial guarantees provided. [2] Includes Individuals and Companies. [3] Include financial guarantees provided and private securities; [4] Average origination per working day in the quarter.
Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 4.1% in the quarter, while the growth for the last 12 months was 10.3%, driven by: (i) time deposits, which were up R$78.8 billion, driven by the commercial strategy for this product in the Retail Business segment and by higher demand for fixed-income products; (ii) demand deposits, which grew R$19.3 billion, especially in our foreign units; and (iii) funds from bills, structured operations certificates (COE) and own debentures, which grew by R$17.2 billion, especially in COE and real estate and agribusiness bills.
- Assets under management and administration grew by 1.3% in the quarter. In the last 12 months, funding increased by 8.9%, as a result of increases of 13.3% in own products and 1.3% in the open platform. Over the year, part of the investments in investment funds of the open platform migrated to own products, mainly to private credit funds.

In R$ millions, end of period	4Q24	3Q24	Δ	4Q23	Δ
Funding from Clients (A)	**1,296,867**	**1,245,884**	**4.1%**	**1,175,634**	**10.3%**
Demand Deposits	124,920	123,132	1.5%	105,634	18.3%
Savings Deposits	180,729	176,843	2.2%	174,765	3.4%
Time Deposits	735,375	707,126	4.0%	656,591	12.0%
Funds from Bills, Structured Operations Certificates and Own Debentures[1]	255,843	238,783	7.1%	238,644	7.2%
Other Funding (B)	**219,019**	**195,199**	**12.2%**	**170,226**	**28.7%**
Onlending	17,943	16,615	8.0%	13,087	37.1%
Borrowing	117,170	101,722	15.2%	86,701	35.1%
Securities Obligations Abroad	76,279	69,454	9.8%	62,999	21.1%
Other[2]	7,627	7,408	3.0%	7,440	2.5%
Portfolio Managed and Investment Funds (C)	**1,962,479**	**1,984,751**	**-1.1%**	**1,793,928**	**9.4%**
Total (A) +(B) + (C)	**3,478,365**	**3,425,835**	**1.5%**	**3,139,788**	**10.8%**
Own Products	**2,464,038**	**2,415,894**	**2.0%**	**2,174,272**	**13.3%**
Open Platform	**366,816**	**354,896**	**3.4%**	**361,969**	**1.3%**
Assets under Management	**2,830,854**	**2,770,790**	**2.2%**	**2,536,241**	**11.6%**
Fiduciary Management and Custody[3]	**473,275**	**489,785**	**-3.4%**	**497,435**	**-4.9%**
Assets under Management and Administration	**3,304,129**	**3,260,575**	**1.3%**	**3,033,676**	**8.9%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 77.8% in the fourth quarter of 2024.


77.9%
75.9%
76.1%
77.1%
77.8%
67.4%
65.9%
65.9%
66.7%
67.4%
In R$ Billions
1,346
1,164
907
1,369
1,188
902
1,434
1,241
945
1,441
1,247
962
1,516
1,313
1,022
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On December 31, 2024, our Tier I Capital ratio reached 15.0%, consisting of 13.7% Common Equity Tier I and of 1.3% Additional Tier I.


15.2%
1.5%[1]
13.7%
0.5%
-0.1%
-0.4%
15.0%
1.3%
13.7%
Tier I Sep-24
Net income in the quarter, Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets[2]
Tier I Dec-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% in Sep-24. (2) Excluding the exchange rate variation of the period, which was considered in the column of prudential and equity adjustments together with the capital index hedge.

Capital Ratios

Main changes in the quarter:

Referential Equity: increased by 0.2%, driven by the net income for the period, offset by the repurchase of debt composing the capital. Common Equity Tier I (CET I) was up 5.6%.

RWA: increased by R$74,429 million, mainly due to the increase in credit risk.

BIS ratio: decreased by 0.9 p.p. compared to September 2024, mainly due to repurchases of debts that composing the Tier I and Tier II capital. In December 2024, the BIS ratio was 4.9 p.p. above the minimum required with capital buffers.

In R$ million, end of period	4Q24	3Q24
Common Equity Tier I	188,265	178,324
Tier I (Common Equity + Additional Capital)	206,196	199,088
Referential Equity (Tier I and Tier II)	227,602	227,250
Total Risk-weighted Assets (RWA)	1,379,056	1,304,627
Credit Risk-weighted Assets	1,223,040	1,148,318
Operational Risk-weighted Assets	112,827	112,827
Market Risk-weighted Assets	43,189	43,482
Common Equity Tier I Ratio	13.7%	13.7%
Tier I Capital Ratio[1]	15,0%	15.2%
BIS Ratio[2] (Referential Equity / Total Risk-weighted Assets)	16,5%	17.2%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits. (1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% in Sep-24. (2) The BIS Ratio follows Bacen's instructions and the sum of AT1 with Tier II is limited to the percentage of 3.5% according to CMN Res. No. 4,958. Without this limit, the BIS Ratio would be 17.4% in Sep-24.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 221.3%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Dec-24	Sep-24
HQLA	362,609	365,612
Potential Cash Outflows	163,863	162,529
LCR (%)	221.3%	224.9%

Net Stable Funding Ratio (NSFR)

The NSFR was 122.0% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Dec-24	Sep-24
Available Stable Funding	1,375,854	1,314,703
Required Stable Funding	1,127,870	1,058,433
NSFR (%)	122.0%	124.2%

For 2024, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	4Q24	3Q24
VaR by Risk Factor		
Interest Rates	2,009	1,113
Currency	50	20
Shares on the Stock Exchange	46	79
Commodities	19	15
Diversification Effects	(381)	(343)
Total VaR	1,743	884
Maximum VaR in the quarter	1,902	963
Average VaR in the quarter	1,005	885
Minimum VaR in the quarter	771	756

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

Highlights

- Recurring managerial result increased 5.4% compared to the previous quarter, driven by the increase in the financial margin with clients, as a result of the higher average volumes of credit and deposits, and by the increase in commissions and fees, due to higher gains from card activities, both issuer and acquirer. These increases were partially offset by the increase in the provision for loan losses and non-interest expenses.
- Recurring managerial result was up 9.9% from the fourth quarter of 2023, mainly due to: (i) increase in financial margin with clients, due to the higher average credit volume; (ii) higher revenue from insurance operations, driven by the increase in earned premiums and higher sales of third-party insurance policies, in addition to higher net revenue from premium bonds; and (iii) decrease in cost of credit, as a result of the higher recovery of loans written off as losses.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ
Operating Revenues	26,228	25,375	3.4%	24,806	5.7%
Managerial Financial Margin	15,993	15,549	2.9%	14,957	6.9%
Commissions and Fees	7,448	7,155	4.1%	7,423	0.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,786	2,672	4.3%	2,426	14.9%
Cost of Credit	(7,388)	(7,265)	1.7%	(7,589)	-2.6%
Retained Claims	(393)	(418)	-6.0%	(361)	8.9%
Other Operating Expenses	(12,853)	(12,497)	2.8%	(11,988)	7.2%
Income before Tax and Minority Interests	5,594	5,195	7.7%	4,868	14.9%
Income Tax and Social Contribution	(1,462)	(1,322)	10.5%	(1,221)	19.7%
Minority Interests in Subsidiaries	(171)	(113)	51.0%	(42)	311.2%
Recurring Managerial Result	3,961	3,760	5.4%	3,606	9.9%
Recurring Return on Average Allocated Capital	24.2%	23.6%	0.6 p.p.	22.5%	1.7 p.p.
Efficiency Ratio (ER)	46.2%	46.5%	-0.3 p.p.	45.3%	0.9 p.p.

Loan Portfolio (R$ billion)


+ 7.6%
+ 4.5%
503.8
503.5
512.4
519.1
542.3
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24

Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale).

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

Highlights

- Recurring managerial result was down 0.5% compared to the previous quarter. Financial margin with clients grew, driven by the higher average volumes of credit and deposits, and commissions and fees increased, due to the higher gains from fund management. These effects were more than offset by the higher cost of credit, which was positively impacted by a specific client of the Corporate segment in the third quarter of 2024, and by the increase in non-interest expenses.
- The 13.1% increase from the fourth quarter of 2023 was driven by the higher financial margin with clients, as a result of the positive effects of the higher average volumes of credit and higher liabilities' margin, the increase in commissions and fees, higher gains from investment banking operations and fund management, and by the decrease in cost of credit, due to the lower provision for loan losses.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ
Operating Revenues	15,311	14,765	3.7%	14,198	7.8%
Managerial Financial Margin	11,004	10,598	3.8%	10,393	5.9%
Commissions and Fees	4,160	4,000	4.0%	3,677	13.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	148	167	-11.3%	128	15.3%
Cost of Credit	(1,255)	(980)	28.0%	(1,561)	-19.6%
Retained Claims	(7)	(5)	57.2%	(9)	-16.2%
Other Operating Expenses	(5,831)	(5,382)	8.3%	(5,296)	10.1%
Income before Tax and Minority Interests	8,218	8,397	-2.1%	7,333	12.1%
Income Tax and Social Contribution	(2,563)	(2,660)	-3.7%	(2,305)	11.2%
Minority Interests in Subsidiaries	(141)	(195)	-27.4%	(152)	-6.8%
Recurring Managerial Result	5,515	5,542	-0.5%	4,876	13.1%
Recurring Managerial Return on Average Allocated Capital	29.3%	30.6%	-1.3 p.p.	27.3%	2.0 p.p.
Efficiency Ratio (ER)	34.9%	33.2%	1.7 p.p.	34.1%	0.8 p.p.

Loan Portfolio with Private Securities (R$ billion)


+ 21.6%
+ 7.8%
570.0
575.7
629.4
643.0
692.9
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24

Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale).

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	4Q24	3Q24	Δ	4Q23	Δ
Operating Revenues	2,559	2,554	0.2%	1,980	29.2%
Managerial Financial Margin	2,390	2,365	1.1%	1,783	34.1%
Commissions and Fees	89	74	21.6%	97	-7.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	79	115	-31.4%	100	-21.0%
Other Operating Expenses	(684)	(675)	1.4%	(610)	12.1%
Income before Tax and Minority Interests	1,875	1,879	-0.2%	1,370	36.8%
Income Tax and Social Contribution	(451)	(507)	-11.1%	(426)	5.8%
Minority Interests in Subsidiaries	(15)	1	-	(25)	-37.9%
Recurring Managerial Result	1,408	1,373	2.6%	919	53.3%
Recurring Return on Average Allocated Capital	10.1%	10.6%	-0.5 p.p.	8.8%	1.3 p.p.
Efficiency Ratio (ER)	20.8%	19.7%	1.1 p.p.	23.9%	-3.1 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 94.6% of the recurring managerial result for the quarter. Our operations in Latin America, achieved a ROE of 11.5%. On November 3, 2023 all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold. The result for Argentina began to be deconsolidated from August 2023.

Brazil[1] (In R$ million, end of period)

	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Operating Revenues	**40,182**	**38,750**	**3.7%**	**37,459**	**7.3%**	**153,682**	**141,917**	**8.3%**
Managerial Financial Margin	26,475	25,559	3.6%	24,375	8.6%	100,927	92,585	9.0%
Financial margin with clients	25,403	24,386	4.2%	23,467	8.3%	96,245	88,959	8.2%
Financial margin with the Market	1,072	1,174	-8.6%	908	18.1%	4,682	3,626	29.1%
Commissions and Fees	10,726	10,266	4.5%	10,448	2.7%	41,469	39,298	5.5%
Revenues from Insurance[2]	2,981	2,924	2.0%	2,637	13.1%	11,287	10,034	12.5%
Cost of Credit	**(8,082)**	**(7,335)**	**10.2%**	**(8,447)**	**-4.3%**	**(31,311)**	**(34,162)**	**-8.3%**
Provision for Loan Losses	(8,463)	(7,549)	12.1%	(8,468)	-0.1%	(32,540)	(33,974)	-4.2%
Impairment	(345)	(368)	-6.1%	(361)	-4.4%	(1,009)	(495)	104.0%
Discounts Granted	(576)	(569)	1.2%	(688)	-16.3%	(2,325)	(3,299)	-29.5%
Recovery of Loan Loans Written Off as Losses	1,302	1,151	13.2%	1,070	21.7%	4,562	3,605	26.5%
Retained Claims	**(396)**	**(419)**	**-5.3%**	**(367)**	**7.9%**	**(1,602)**	**(1,502)**	**6.7%**
Other Operating Expenses	**(16,877)**	**(16,370)**	**3.1%**	**(15,674)**	**7.7%**	**(63,656)**	**(58,960)**	**8.0%**
Non-interest expenses	(14,258)	(13,805)	3.3%	(13,173)	8.2%	(53,608)	(49,684)	7.9%
Tax Expenses and Other[3]	(2,619)	(2,565)	2.1%	(2,501)	4.7%	(10,048)	(9,276)	8.3%
Income before Tax and Minority Interests	**14,826**	**14,626**	**1.4%**	**12,971**	**14.3%**	**57,113**	**47,294**	**20.8%**
Income Tax and Social Contribution	**(4,334)**	**(4,443)**	**-2.5%**	**(4,067)**	**6.5%**	**(17,511)**	**(14,221)**	**23.1%**
Minority Interests in Subsidiaries	**(195)**	**(134)**	**45.8%**	**(68)**	**187.2%**	**(577)**	**(166)**	**247.0%**
Recurring Managerial Result	**10,298**	**10,050**	**2.5%**	**8,836**	**16.5%**	**39,025**	**32,906**	**18.6%**
Share	94.6%	94.1%	0.5 p.p.	94.0%	0.6 p.p.	94.3%	92.4%	1.9 p.p.
Return on Average Equity - Annualized[4]	23.4%	23.8%	-0.5 p.p.	22.2%	1.2 p.p.	23.3%	21.7%	1.6 p.p.

Latin America (In R$ million, end of period)

	4Q24	3Q24	Δ	4Q23	Δ	2024	2023	Δ
Operating Revenues	**3,916**	**3,944**	**-0.7%**	**3,525**	**11.1%**	**15,274**	**14,881**	**2.6%**
Managerial Financial Margin	2,913	2,952	-1.3%	2,759	5.6%	11,518	11,513	0.0%
Financial margin with clients	3,082	3,070	0.4%	2,827	9.0%	11,779	11,869	-0.8%
Financial margin with the Market	(169)	(117)	43.9%	(68)	148.9%	(261)	(356)	-26.8%
Commissions and Fees	971	962	0.9%	749	29.7%	3,641	3,301	10.3%
Revenues from Insurance[2]	32	30	8.3%	18	79.9%	114	67	68.8%
Cost of Credit	**(561)**	**(910)**	**-38.4%**	**(703)**	**-20.2%**	**(3,182)**	**(2,780)**	**14.5%**
Provision for Loan Losses	(753)	(1,012)	-25.5%	(827)	-8.9%	(3,663)	(3,151)	16.3%
Discounts Granted	(39)	(21)	85.5%	(44)	-9.7%	(124)	(155)	-20.0%
Recovery of Loan Loans Written Off as Losses	232	122	89.3%	168	38.2%	605	525	15.1%
Retained Claims	**(4)**	**(4)**	**-1.3%**	**(2)**	**65.2%**	**(13)**	**(7)**	**73.6%**
Other Operating Expenses	**(2,491)**	**(2,184)**	**14.0%**	**(2,220)**	**12.2%**	**(8,684)**	**(8,837)**	**-1.7%**
Non-interest expenses	(2,449)	(2,140)	14.4%	(2,171)	12.8%	(8,500)	(8,462)	0.4%
Tax Expenses and Other[3]	(42)	(44)	-3.8%	(49)	-14.3%	(185)	(375)	-50.7%
Income before Tax and Minority Interests	**861**	**846**	**1.7%**	**600**	**43.4%**	**3,394**	**3,256**	**4.2%**
Income Tax and Social Contribution	**(141)**	**(47)**	**202.2%**	**115**	**-**	**(352)**	**32**	**-**
Minority Interests in Subsidiaries	**(133)**	**(174)**	**-23.3%**	**(150)**	**-11.5%**	**(664)**	**(577)**	**15.1%**
Recurring Managerial Result	**586**	**626**	**-6.3%**	**565**	**3.8%**	**2,378**	**2,712**	**-12.3%**
Share	5.4%	5.9%	-0.5 p.p.	6.0%	-0.6 p.p.	5.7%	7.6%	-1.9 p.p.
Return on Average Equity - Annualized[4]	11.5%	12.9%	-1.3 p.p.	12.5%	-1.0 p.p.	12.5%	14.9%	-2.4 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 13.7% (Dec-24 vs. Sep-24)
+ 27.9% (Dec-24 vs. Dec-23)
R$ 6.192
Dec-23 Sep-24 Dec-24


Colombian Peso vs. BRL
- 7.2% (Dec-24 vs. Sep-24)
- 11.2% (Dec-24 vs. Dec-23)
710.73
Dec-23 Sep-24 Dec-24


Uruguayan Peso vs. BRL
- 7.5% (Dec-24 vs. Sep-24)
- 12.5% (Dec-24 vs. Dec-23)
7.63
7.05
Dec-23 Sep-24 Dec-24


Chilean Peso vs. BRL
- 2.7% (Dec-24 vs. Sep-24)
- 11.8% (Dec-24 vs. Dec-23)
181.82
160.28
Dec-23 Sep-24 Dec-24


Paraguayan Guarani vs. BRL
- 11.9% (Dec-24 vs. Sep-24)
- 15.9% (Dec-24 vs. Dec-23)
1,497
1,429
1,259
Dec-23 Sep-24 Dec-24

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



USA
Mexico
Cayman
Colombia
Peru
Paraguay
Chile
Argentina[1]
Bahamas
Panama
Brazil
Uruguay
France
England
Spain
Portugal
Luxembourg
Switzerland

*Represents the totality of our operations abroad. (1) On November 3, 2023, all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold, in accordance with announcement to the market. We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units and the Itaú Unibanco S.A. representative office in Argentina.

Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,275	4,720	1,252	2,174	9,421	570	96,219
Branches & CSBs	22	131	28	67	248	-	2,928
ATMs	67	134	296	117	614	-	40,030

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panama; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 4Q24	Itaú Chile 3Q24	Itaú Chile Δ	Itaú Paraguay 4Q24	Itaú Paraguay 3Q24	Itaú Paraguay Δ	Itaú Uruguay 4Q24	Itaú Uruguay 3Q24	Itaú Uruguay Δ
Operating Revenues	2,512	2,453	2%	533	535	0%	1,208	1,230	-2%
Managerial Financial Margin	2,055	2,031	1%	362	373	-3%	828	803	3%
Financial Margin with Clients	2,102	2,102	0%	304	307	-1%	716	716	0%
Financial Margin with the Market	(46)	(71)	-35%	58	66	-13%	112	87	29%
Commissions and Fees	457	422	8%	138	130	6%	380	426	-11%
Result from Insurance, Pension Plan and Premium Bonds	(0)	-	-	34	32	5%	-	-	-
Cost of Credit	(551)	(834)	-34%	(15)	(39)	-61%	(77)	(84)	-9%
Provision for Loan Losses	(724)	(930)	-22%	(30)	(41)	-27%	(51)	(80)	-36%
Discounts Granted	(8)	(13)	-35%	-	(0)	-	(31)	(9)	242%
Recovery of Loans Written Off as Losses	181	109	66%	15	3	490%	5	5	7%
Retained Claims	-	-	-	(4)	(4)	-5%	-	-	-
Other Operating Expenses	(1,481)	(1,350)	10%	(259)	(241)	7%	(710)	(565)	26%
Non-interest Expenses	(1,445)	(1,311)	10%	(248)	(232)	7%	(708)	(563)	26%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(36)	(39)	-8%	(10)	(9)	19%	(2)	(2)	-6%
Income before Tax and Minority Interests	479	268	79%	256	251	2%	421	581	-27%
Income Tax and Social Contribution	(74)	76	-	(67)	(67)	-1%	(118)	(163)	-28%
Minority Interests in Subsidiaries[1]	(137)	(180)	-24%	-	-	-	-	-	0%
Recurring Net Income	268	164	63%	189	184	3%	303	417	-27%
Return on Average Equity - Annualized	7.5%	4.8%	2.7 p.p.	28.9%	29.9%	-1.0 p.p.	32.9%	46.8%	-13.9 p.p.
Efficiency Ratio	58.4%	54.3%	4.0 p.p.	47.8%	44.4%	3.4 p.p.	58.7%	45.8%	12.9 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Better margin with the market, in spite of having remained negative in the quarter, driven by the positive result in the banking desk, partially offset by lower gains from the trading desk;
- Higher commissions and fees, driven by gains from credit cards and commissions from insurance services;
- Lower cost of credit due to the provision for a specific client of the Corporate segment in the 3Q24 and higher recovery of loans written off as losses in Colombia in the 4Q24;
- Higher personnel and variable compensation expenses, in addition to higher operating expenses.

Itaú Paraguay

- Higher commissions and fees from investment banking and insurance services;
- Lower cost of credit, due to collection and restructuring of credit of the Corporate segment.

Itaú Uruguay

- Higher margin with the market, driven by positive marked-to-market securities in the quarter;
- Lower commissions and fees from credit cards;
- Higher personnel, credit card and consulting services expenses.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the fourth quarter of 2024, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the fourth quarter of 2024 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
		Dec/31/2024			Dec/31/2023	
Total Assets	**3,048,537**	**(194,062)**	**2,854,475**	**2,696,522**	**(153,422)**	**2,543,100**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3,4,6]	2,014,924	(18,235)	1,996,689	1,809,905	(44,140)	1,765,765
(-) Provision for Expected Loss at Amortized Cost [5]	(48,875)	1,117	(47,758)	(52,019)	4,480	(47,539)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	306,664	(200,104)	106,560	265,465	(135,259)	130,206
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(1,972)	1,715	(257)	(1,612)	1,445	(167)
Financial Assets at Fair Value Through Profit or Loss [4]	632,086	22,108	654,194	543,209	25,145	568,354
Insurance Contracts	-	66	66	-	141	141
Tax Assets [7]	88,144	(15,491)	72,653	77,506	(12,985)	64,521
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	57,566	14,762	72,328	54,068	7,751	61,819
Total Liabilities	**2,838,080**	**(204,889)**	**2,633,191**	**2,507,587**	**(163,537)**	**2,344,050**
Financial Assets at Amortized Cost [3,6]	2,340,560	(191,784)	2,148,776	2,099,489	(155,327)	1,944,162
Financial Assets at Fair Value Through Profit or Loss [4]	88,086	(1,811)	86,275	54,361	(1,030)	53,331
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	4,276	652	4,928	3,448	750	4,198
Insurance and Private Pension Contracts	307,813	(914)	306,899	271,840	(294)	271,546
Provisions	19,209	-	19,209	19,744	-	19,744
Tax Liabilities [7]	21,784	(10,439)	11,345	16,475	(7,273)	9,202
Other Liabilities	56,352	(593)	55,759	42,230	(363)	41,867
Total Stockholders' Equity	**210,457**	**10,827**	**221,284**	**188,935**	**10,115**	**199,050**
Non-controlling Interests	9,402	792	10,194	8,147	726	8,873
Total Controlling Stockholders' Equity [8]	201,055	10,035	211,090	180,788	9,389	190,177

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result*				
	Dec/31/2024	4thQ/24	3rd Q/24	4thQ/23	Jan-Dec/24	Jan-Dec/23
BRGAAP - Values Attributable to Controlling Stockholders	**201,055**	**10,558**	**10,194**	**9,172**	**40,231**	**33,368**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	1,711	(387)	(292)	926	(1,494)	183
(b) Adjustment to Fair Value of Financial Assets	(2,617)	(617)	742	313	(528)	386
(c) Criteria for Write-Off of Financial Assets	1,724	(102)	(16)	(878)	63	(368)
(d) Reversal for Amortization of Goodwill	4,612	184	204	142	722	607
(e) Adjustment to Fair Value of Derivatives	1,937	1,296	(498)	(798)	1,902	(648)
Other adjustments	2,669	(98)	32	(104)	189	(423)
IFRS - Values Attributable to Controlling Stockholders	**211,090**	**10,834**	**10,366**	**8,773**	**41,085**	**33,105**
IFRS - Values Attributable to Minority Stockholders	10,194	288	229	172	1,043	772
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**221,284**	**11,122**	**10,595**	**8,945**	**42,128**	**33,877**

*Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

[9] More details in the Complete Financial Statements for January to December, 2024.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and private securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of December 31, 2024, on which we issued an unmodified audit report dated February 5, 2025, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the year ended at December 31, 2024.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information referred to above, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2024, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank .

São Paulo, February 5 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Complete Financial Statements in BRGAAP

December 31, 2024

4Q24

Itaú Unibanco Holding S.A.

Management Report 2024

itaú 100 | One Itaú

Highlights of 2024

Key indicators and ratios of our performance from January to December 2024 over the same period of the previous year:

The year celebrating our centenary was marked by our gratitude to all those who have been and still are part of this history. We attribute the successes we have already achieved and the longevity of our organization to the long-term vision of our founders to the present. We continue to look forward, certain that we are Made of Future. Thus, we ended 2024 with solid results and indicators that attest to our progress in motivating everything we do: the client. We ended the year exploring the best of technological solutions with One Itaú for each customer profile, providing more fluid journeys and solutions that are more suited to each need.

See more about our results and initiatives below.

Recurring **Managerial Result**

R$41.4 billion

2023 16.2% ▲

Credit **Portfolio**[1]

R$1.4 trillion

2023 15.5% ▲

ROE **Recurring Managerial**

22.2%

2023 120 bps ▲

Performance 2024 X 2023

Financial Margin withClients

R$108.0 billions

7.1% ▲

Efficiency Ratio

39.5%

-40 bps ▼

Tier 1 Capital Ratio

15.0%

-20 bps ▼

The total credit portfolio growth was 15.5% compared to the previous year. The increase of the credit portfolio in Brazil was 14,3% and occurred in all segments: 6.9% in individuals, 17.7% in very small, small and middle market loans and 21.0% in corporate loans. The portfolio in Latin America advanced 21.1%.

The positive effect of the growth in the portfolio, the higher liabilities' margin , besides the higher gains structured operations of the Wholesale Business, led to a growth of 7.1% in the financial margin with clients.

In the same direction, we had a decrease of 6.6% in the cost of credit and an increase of 35.2% in the financial margin with the market.

Increase of 7.2% in commissions and fees was mainly due to the higher revenues with card-issuing activities, in addition to higher gains with asset management and with investment banking. Another highlight was the increase of 13.8% in the result from insurance, pension plan and premium bonds, with significant increases in earned premiums, pension plan funds and net revenue from premium bonds.

Non-interest expenses rose by 6.8%, while our 12-month accumulated efficiency ratio decreased 40 bps and stood at 39.5%.

(1) Includes financial guarantees provided and corporate securities.

We present below the key indicators comprising our results:

In R$ billions

Income information	2024	2023	Variation
Operating Revenues[1]	**169.0**	**156.8**	**7.8%**
Managerial Financial Margin	112.4	104.1	8.0%
Financial Margin with Clients	108.0	100.8	7.1%
Financial Margin with the Market	4.4	3.3	35.2%
Commissions and Fees	45.1	42.6	5.9%
Revenues from Insurance, Pension Plans and Premium Bonds	11.4	10.1	12.9%
Cost of Credit	(34.5)	(36.9)	-6.6%
Non-interest Expenses	(62.1)	(58.1)	6.8%
Recurring Managerial Result	**41.4**	**35.6**	**16.2%**
Net Income	40.2	33.4	20.6%
Recurring Managerial Return on Annualized Average Equity[2]	22.2%	21.0%	120 bps
Recurring on Annualized Average Equity[3]	21.5%	19.6%	190 bps

Shares	2024	2023	Variation
Net Income per Share - Basic - R$	**4.11**	**3.41**	**20.7%**
Book Value per Share - R$ (Outstanding on 12/31)	20.57	18.44	11.5%
Dividends and Interest on Own Capital net of Taxes per Share - R$	2.63	2.19	20.1%
Average Financial Daily Trading Volume	1.5	1.4	5.8%
B3 (ON+PN)	0.8	0.8	1.4%
NYSE (ADR)	0.7	0.6	12.0%
Market Capitalization[4]	301.7	332.1	-9.1%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

In 2024, we invested in technology focused on client experience.

Artificial Intelligence

Data-driven growth strategy

470+
data scientists

390+
Initiatives using Generative AI

-99%
reduction of high-impact incidents

1,300+
AI models currently in use

=

Single platform as an enabler of engagement

Previously: 7 apps with 3 different ways to login

Super App
Access with branch and account numbers

Itaú cards
Access using card number

Iti, Íon and credit cards
Access with Personal ID number (CPF)



One Itaú, single login, 2 apps:
Super App and Íon

All clients on a single platform:

- Full banking offer
- High personalization

Cartonists and iti customers who already have an improved experience

2024: 5,3 million (we exceeded 300,000 the target for the year)
2025: ~15 million

Client experience

- Reduction in the duration of high-frequency journeys: -57% login;
- NPS over 80 points after migration;
- + Account activation and pix key registration;
- Adoption of our own design methodology, the Itaú Design Language, which offers a modern and consistent experience at all points of contact with the client and reduces the time it takes to build new journeys;
- In 2024, we delivered more than 45 new digital products and solutions: PIX Credit, Goals, Purchase in installments, Save money, Security area, Guaranteed Limit and Password Consultation.

Initiatives in 4Q24

We launched a new generative AI experience for our clients with Itaú Intelligence

With Itaú Intelligence, we used most advanced technologies to offer simpler, more fluid and hyper-personalized journeys, facilitating our clients transfers and the management of their finances. As the first transactional use case, Pix (the Central Bank of Brazil's instant payment system) on WhatsApp makes the payment experience faster and even more fluid, without the need to open the Super App. In financial management, the first innovation comes with the expansion of benefits of Minhas Vantagens (My Advantages) program.

Know more

We announced new launches of the Pix ecosystem

Among the new features we made available in 100% in our POS machines by our acquirer operation Rede, Pix by Proximity, which will transform the way Pix is used it in face-to-face transactions. In addition, we have expanded access to Recurring Payments via Pix, and to Pay in Installments with Pix for Legal Entities since the beginning of this year.

Know more

Our contracting of credit via government lines grew by approximately 50% in the digital channels in 2024

We have registered records in the granting of credit to small and middle market companies via digital channels, especially in government plans. Contracting government credit lines via internet banking and apps grew by almost 50% this year compared to 2023, especially the FGI (Investment Guarantee Fund), which had more than double the number of contracts compared to the previous year.

Know more

For the 25th consecutive year, we are part of the Dow Jones Sustainability Index (DJSI World) portfolio, demonstrating the consistency of our ESG strategy.

This year we announced the update of our ESG strategy, as well as we informed the achievement of our target of contributing R$400 billion to sustainable development, established in 2019 and reaffirmed our commitment to a sustainable future by expanding the timeframe and value of this strategic goal to R$1 trillion in sustainable finance by 2030[1].

The selection for the DJSI World portfolio for the 25th consecutive year demonstrates the consistency of this strategy. The DJSI World, indexed to the New York Stock Exchange (NYSE), is a benchmark for investors, and its questionnaire is periodically updated to reflect changes in market demands on topics linked to economic, governance, environmental, climate and social issues.

We are the only Latin American bank to have been part of the portfolio of this important sustainability index uninterruptedly since its creation, as well as participating in the B3 Corporate Sustainability Index (ISE) since 2005, the B3 Diversity Index (IDIVERSA B3), the B3 Carbon Efficient Index (ICO2 B3), the Carbon Disclosure Project (CDP), and in ESG rating agencies such as MSCI, Sustainalytics and Vigeo Eiris.



Know more

1. The strategic goal covers the period from Jan-20 to Dec-30 and considers our old commitment of R$400 billion and projects a further R$600 billion. From Jan-25, new accounting criteria will be considered in line with advances in the sustainable finance taxonomy published on the sustainability website.

Awards and recognitions

In 2024, we received recognition on fronts and issues that are very dear to us and could not be more relevant in the year in which we celebrate our 100th anniversary. We see the following awards as signs that we are on the right track for the future and as motivation to keep evolving and surpassing ourselves.

Employer brand

LinkedIn Top Companies
1st place

Most amazing places to work award 2024 FIA | Estadão
more amazing in the banking sector

Innovation

Valor Econômico e Strategy&
1st place in the banking sector in the Valor Inovação Brasil 2024 award

Communication, transparency and client relations

Institutional Investor
1st place in 11 categories

Business

The Banker
Global Private Banking Awards
1st place – Best Private Bank in Brazil
2nd place – Best Private Bank in Latin America for Succession Planning

Bank of the Year Awards
1st place in the categories Bank of the Year Latin America e Bank of the Year Brazil

Yearbook Época Negócios 360
1st place in the Banks category and in the ESG/Socio-environmental ranking, **4th place** in the Financial Performance ranking and **5th place** in Innovation, considering the sector rankings

Yearbook Valor 1000
1st place in the Banks category and chosen as a Empresa de Valor (Value Company), the best among all participants

Sustainability

Exame
Best of ESG - Outstanding in the Financial Services category

Brand

Brand Finance Global 500 2024
Top Brazilian brand in the ranking of the world's most valuable brands

Brand Finance Brasil 100 2024
Most valuable brand **(US$8.4 billion)** for the eighth consecutive year. We also lead The Sustainability Perception Index **(US$573 million)**

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people's transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment.

	Brazil		LATAM[3]		Total
	Value (R$ millions)	Number of Projects	Value (R$ millions)	Number of Projects	Value (R$ millions)
Non-incentivated[1]	**504.2**	**997**	**37.8**	**170**	**542.0**
Education	271.3	410	9.9	53	281.2
Sport	0.9	12	0.8	1	1.7
Culture	148.5	466	5.2	69	153.7
Urban mobility	46.6	14	16.7	4	63.3
Diversity	6.2	35	2.7	12	8.9
Innovation and Entrepreneurship	4.8	14	0.3	2	5.1
Local Develop. and Participation	23.1	39	0.5	28	23.6
Healthcare	2.8	7	1.8	1	4.6
Incentivated[2]	**280.7**	**468**	**3.4**	**33**	**284.0**
Culture	120.3	234	1.0	14	121.3
Education	30.0	64	1.1	12	31.1
Sport	58.9	78	-	-	58.9
Healthcare	42.0	22	-	-	42.0
Longevity	29.5	70	-	-	29.5
Innovation and Entrepreneurship	-	-	0.3	2	0.3
Local Develop. and Participation	-	-	0.9	5	0.9
Total	**784.9**	**1,465**	**41.2**	**203**	**826.0**

(1) Own funds of the bank's companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31st, 2024.

Payment of Dividends and Interes of Capital (IOC)

We communicate to our stockholders that the Board of Directors has resolved on the payment of dividends[1] to be made on March 7, 2025, as follows:

(i) Dividends, in the amount of R$1.25093 per share; and

(ii) IOC, in the amount of R$0.33344 per share, with income tax withheld at a rate of 15%[2], resulting in net interest of R$0.283424 per share, as well as the payment, on the same date, of the IOC already declared in the Material Facts of August 29, 2024 and November 28, 2024.

These payments will total R$15 billion, using the final stockholding position recorded on February 17, 2025 as the calculation basis, with their shares traded "ex-rights" as of February 18, 2025.

Therefore, will be paid, on March 7, 2025, dividends and interest on capital in the net amount of R$2.030363 per share.

Access the Material Fact of 08.29.2024 **Access the Material Fact of 02.05.2025**

Access the Material Fact of 11.28.2024

[1] In addition to the amounts previously declared for fiscal year 2024.
[2] Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Stock Buyback Program

We communicate to our stockholders that the Board of Directors, meeting on February 5, 2025, has resolved to:

(i) terminate early, as of this date, the stock buyback program approved at the Board meeting held on February 5, 2024, which would terminate on August 4, 2025; and

(ii) approve the new stock buyback program[1], to be effective as of February 5, 2025 through February 5, 2026, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital.

We inform the purposes of the new stock buyback program are to: (a) cancel the shares issued by the Company, as the Board of Directors has resolved on the allocation of R$3 billion out of the 2024 earnings for such purpose; and (b) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models, long-term incentive plans and institutional projects.

Access the Material Fact of 02.05.2025

[1] According to Article 30, paragraphs 1 and 2 of Law No. 6,404/76 and CVM Resolution No. 77/22.

Bonus shares

We communicate to our stockholders that the Board of Directors meeting on February 5, 2025, has approved to bonus shares at a rate of 10% to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 1 new share of the same type (ITUB3, ITUB4 e ITUB) for every 10 shares held. Holders of shares in the stockholding position at the end of March 17, 2025, will be entitled to the share bonus, as the new shares will be released for trading "ex" bonus rights as of March 18, 2025.

Access the Material Fact of 02.05.2025

Perpetual Subordinated Financial Bills

We announced to the market that we have issued Perpetual Subordinated Financial Bills in the total amount of R$2.8 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2029, subject to the prior authorization of the Central Bank of Brazil.

Access the Announcement to the Market of 10.30.2024

Tier 1 Subordinated Notes

We inform to our shareholders and to the market that, on December 12, 2024, we have exercised the option to redeem all of our Tier 1 Subordinated notes issued on December 12, 2017, in the amount of US$1.250 million.

Access the Announcement to the Market of 11.04.2024

Tier 2 Subordinated Financial Bills

We inform to the shareholders and to the market that, on November 8th and 19th, 2024, we have exercised the option to repurchase all of its Tier 2 Subordinated Financial Bills issued by the Company in the period between the 5th and 12th of November 2019 and maturity in November 2028 and November 2029, in the amount of R$3.6 billion.

Access the Announcement to the Market 11.06.2024

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on February 05, 2025).

Independent auditing

Our policy for contracting non-audit services from our independent auditors, including subsidiaries, is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor must not exercise managerial functions in his client and (c) the auditor must not promote the interests of his client.

In accordance with CVM Resolution Nº 162/22, in the 2024 financial year Itaú Unibanco Holding S.A. and its subsidiaries contracted independent auditing services in the amount of R$73.3 million, and the fees for services other than independent auditing did not exceed 5% of this total.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Fabricio Bloisi Rocha
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgilio Vita Neto
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Felipe Piccoli Aversa [2]
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues [1]
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Michele Maria Vita
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob
Rodrigo André Leiras Carneiro [2]
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Group Head of Investor Relations.
2) Elected at the Meeting of the Board of Directores on 01/31/2025, in phase of approval by BACEN.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Antonio Rafael de Souza (1)
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches (1)
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Reis Oliveira
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flavia Davoli (2)
Flavio Ribeiro Iglesias
Francis Roberto Gallo (2)
Gabriel Brabo de Bernardes (2)
Gabriel Guedes Pinto Teixeira

Officers (continued)

Gabriela Figueiredo Denadai (2)
Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Gustavo Nobuaki Aoki (2)
Haroldo Coutinho de Lucena Neto
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Mayara Arci Rezeck (2)
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pamela Vaiano (2)
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Priscilla Marques Dias Ciolli (2)
Rafael Bastos Heringer
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Bereznjak Cunha
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) Officer's withdrawal recorded on 01/06/2025.
2) Elected at the Extraordinary General Stockholders' Meeting on 01/31/2025, in phase of approval by BACEN.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	12/31/2024	12/31/2023
Current and Non-current assets		**3,013,832**	**2,656,713**
Cash		**36,127**	**32,001**
Interbank investments	**2c IV, 4**	**302,587**	**286,980**
Money market		233,182	233,812
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,627	2,177
Interbank deposits		66,778	50,991
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**1,114,941**	**984,279**
Own portfolio		411,072	361,639
Subject to repurchase commitments		181,432	182,290
Pledged in guarantee		51,655	59,806
Securities under resale agreements with free movement		62,032	47,730
Deposited with the Central Bank of Brazil		5,947	4,079
Derivative financial instruments		94,180	56,383
Assets guaranteeing technical provisions	8b	308,623	272,352
Interbank accounts		**246,180**	**229,052**
Pending settlement		85,264	83,321
Central Bank of Brazil deposits		160,698	145,404
National Housing System (SFH)		7	7
Correspondents		211	320
Interbranch accounts		**81**	**55**
Loan, lease and other credit operations	**6**	**974,715**	**855,343**
Operations with credit granting characteristics	2c VII	1,022,135	907,362
(Provision for loan losses)	2c IX	(47,420)	(52,019)
Other receivables		**329,984**	**263,428**
Current tax assets		16,735	14,240
Deferred tax assets	11b I	72,021	63,509
Sundry	10a	241,228	185,679
Other assets	**2c XI**	**9,217**	**5,575**
Assets held for sale		1,026	664
(Valuation allowance)		(168)	(248)
Other non-financial assets		2,427	10
Unearned reinsurance premiums		79	45
Prepaid expenses	2c XI, 10c	5,853	5,104
Permanent assets		**34,705**	**39,809**
Investments	**2c XII**	**8,439**	**13,180**
Associates and joint ventures		8,274	7,587
Other investments		165	5,600
(Allowance for losses)		-	(7)
Real estate	**2c XIII, 13**	**9,080**	**9,023**
Fixed assets		6,932	6,733
Other fixed assets		18,137	17,328
(Accumulated depreciation)		(15,989)	(15,038)
Goodwill and Intangible assets	**2c XIV, 2c XV, 14**	**17,186**	**17,606**
Goodwill		865	979
Intangible assets		47,755	42,087
(Accumulated amortization)		(31,434)	(25,460)
Total assets		**3,048,537**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	12/31/2024	12/31/2023
Current and Non-current liabilities		**2,838,080**	**2,507,587**
Deposits	**2c IV, 7b**	**1,054,741**	**951,352**
Demand deposits		124,920	105,634
Savings deposits		180,730	174,765
Interbank deposits		7,224	6,448
Time deposits		735,376	656,591
Other deposits		6,491	7,914
Deposits received under securities repurchase agreements	**2c IV, 7c**	**409,656**	**389,311**
Own portfolio		178,922	178,775
Third-party portfolio		129,536	134,807
Free portfolio		101,198	75,729
Funds from acceptances and issuance of securities	**2c IV, 7d**	**332,120**	**301,635**
Real estate, mortgage, credit and similar notes		236,430	228,414
Foreign loans through securities		76,279	62,999
Funding from structured operations certificates		19,411	10,222
Interbank accounts		**94,795**	**86,553**
Pending settlement		94,332	86,204
Correspondents		463	349
Interbranch accounts		**9,025**	**9,551**
Third-party funds in transit		9,025	9,549
Internal transfer of funds		-	2
Borrowing and onlending	**2c IV, 7e**	**135,113**	**99,788**
Borrowing		117,170	86,701
Onlending		17,943	13,087
Derivative financial instruments	**2c VI, 5f**	**87,175**	**53,495**
Technical provision for insurance, pension plan and premium bonds	**2c XVI, 8a**	**311,812**	**274,994**
Allowance for financial guarantees provided and loan commitments	**6c**	**4,176**	**3,361**
Provisions	**9b**	**16,628**	**17,110**
Other liabilities		**382,839**	**320,437**
Current tax liabilities	2c XVII, 2c XVIII, 11c	14,255	12,841
Deferred tax liabilities	2c XVIII, 11b II	10,110	6,267
Subordinated debt	7f	45,224	46,677
Sundry	10d	313,250	254,652
Total stockholders' equity of controlling shareholders	**15**	**201,055**	**180,788**
Capital		90,729	90,729
Capital reserves		2,729	2,617
Profit Reserves		111,256	95,205
Other comprehensive income	2c V, 2c VI	(2,750)	(7,752)
(Treasury shares)		(909)	(11)
Non-controlling interests	15e	9,402	8,147
Total stockholders' equity		**210,457**	**188,935**
Total liabilities and stockholders' equity		**3,048,537**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Income related to financial operations		**158,664**	**312,470**	**279,567**
Loan, lease and other credit operations		70,340	139,520	131,572
Securities, derivative financial instruments and other		63,110	128,811	104,981
Financial income related to insurance, pension plan and premium bonds operations		14,029	24,540	29,508
Foreign exchange operations		4,947	7,094	937
Compulsory deposits		6,238	12,505	12,569
Expenses related to financial operations		**(110,549)**	**(213,690)**	**(183,555)**
Money market		(83,357)	(162,129)	(150,952)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(13,578)	(23,712)	(28,617)
Borrowing and onlending		(13,614)	(27,849)	(3,986)
Income related to financial operations before loan losses		**48,115**	**98,780**	**96,012**
Result of provision for loan losses	6	**(12,546)**	**(28,184)**	**(31,823)**
Expenses for provision for loan losses		(15,162)	(33,086)	(36,155)
Income related to recovery of credits written off as loss		2,616	4,902	4,332
Gross income related to financial operations		**35,569**	**70,596**	**64,189**
Other operating revenues / (expenses)		**(11,630)**	**(21,815)**	**(21,760)**
Commissions and banking fees	10e	24,775	49,180	48,135
Result from insurance, pension plan and premium bonds operations		3,126	6,006	5,403
Personnel expenses	10f	(16,363)	(31,300)	(29,125)
Other administrative expenses	10g	(13,685)	(26,117)	(24,872)
Provision expenses	9b	(3,114)	(5,515)	(4,808)
Provision for lawsuits civil		(696)	(1,487)	(1,550)
Provison for labor claims		(2,247)	(3,539)	(2,373)
Provison for tax and social security obligations and Other risks		(171)	(489)	(885)
Tax expenses	2c XVIII, 11a II	(5,042)	(9,822)	(9,948)
Equity in earnings of associates, joint ventures and other investments		558	1,070	873
Other operating revenues		4,947	9,150	6,403
Other operating expenses	10h	(6,832)	(14,467)	(13,821)
Operating income		**23,939**	**48,781**	**42,429**
Non-operating income	3	**361**	**632**	**(1,105)**
Income before taxes on income and profit sharing		**24,300**	**49,413**	**41,324**
Income tax and social contribution	2c XVIII, 11a I	**(2,917)**	**(7,902)**	**(7,010)**
Due on operations for the period		(3,716)	(11,665)	(9,959)
Related to temporary differences		799	3,763	2,949
Profit sharing – Management Members - Statutory	16b	**(136)**	**(321)**	**(275)**
Non-controlling interests	15e	**(494)**	**(959)**	**(671)**
Net income		**20,753**	**40,231**	**33,368**
Earnings per share - Basic	18			
Common		2.12	4.11	3.41
Preferred		2.12	4.11	3.41
Earnings per share - Diluted	18			
Common		2.10	4.08	3.38
Preferred		2.10	4.08	3.38
Weighted average number of outstanding shares - Basic	18			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,831,695,038	4,831,104,001	4,840,883,862
Weighted average number of outstanding shares - Diluted	18			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,919,817,905	4,911,006,957	4,908,283,361

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Consolidated net income		**21,247**	**41,190**	**34,039**
Financial assets available for sale	5d	695	(1,345)	1,023
Change in fair value		(1,778)	(6,412)	549
Tax effect		885	2,649	(94)
(Gains) / losses transferred to income statement		2,886	4,395	1,032
Tax effect		(1,298)	(1,977)	(464)
Hedge		(1,113)	(2,161)	713
Cash flow hedge	5f V	(446)	(492)	238
Change in fair value		(851)	(948)	460
Tax effect		405	456	(222)
Hedge of net investment in foreign operation	5f V	(667)	(1,669)	475
Change in fair value		(1,275)	(3,208)	889
Tax effect		608	1,539	(414)
Insurance contracts and private pension		72	259	-
Change in interest rate		126	453	-
Tax effect		(54)	(194)	-
Remeasurements of liabilities for post-employment benefits [1]		(96)	(115)	(324)
Remeasurements	19	(174)	(205)	(584)
Tax effect		78	90	260
Foreign exchange variation in foreign investments		3,847	8,364	(354)
Total other comprehensive income		**3,405**	**5,002**	**1,058**
Total comprehensive income		**24,652**	**46,192**	**35,097**
Comprehensive income attributable to the owners of the parent company		**24,158**	**45,233**	**34,426**
Comprehensive income attributable to non-controlling interests		**494**	**959**	**671**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity
(In millions of reais)

		Attributed to owners of the parent company												
						Other comprehensive income								
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Available for sale securities Adjustments [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 07/01/2024		**90,729**	**(376)**	**2,322**	**97,260**	**(4,036)**	**187**	**(1,863)**	**7,147**	**(7,590)**	-	**183,788**	**8,200**	**191,988**
Transactions with owners		-	(533)	407	-	-	-	-	-	-	-	(126)	790	**664**
Acquisition of treasury shares	15	-	(555)	-	-	-	-	-	-	-	-	(555)	-	**(555)**
Result of delivery of treasury shares	15	-	22	3	-	-	-	-	-	-	-	25	-	**25**
Recognition of share-based payment plans		-	-	404	-	-	-	-	-	-	-	404	-	**404**
(Increase) / Decrease to the owners of the parent company	2c I, 15	-	-	-	-	-	-	-	-	-	-	-	790	**790**
Corporate reorganization	2c I, 3	-	-	-	(34)	-	-	-	-	-	-	(34)	-	**(34)**
Other		-	-	-	3	-	-	-	-	-	-	3	-	**3**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	16	16	-	**16**
Total comprehensive income		-	-	-	-	695	72	(96)	3,847	(1,113)	20,753	24,158	494	**24,652**
Consolidated net income		-	-	-	-	-	-	-	-	-	20,753	20,753	494	**21,247**
Other comprehensive income		-	-	-	-	695	72	(96)	3,847	(1,113)	-	3,405	-	**3,405**
Appropriations														
Legal reserve		-	-	-	502	-	-	-	-	-	(502)	-	-	-
Statutory reserves		-	-	-	(1,972)	-	-	-	-	-	1,972	-	-	-
Dividends		-	-	-	12,229	-	-	-	-	-	(12,229)	-	(82)	**(82)**
Interest on capital		-	-	-	3,260	-	-	-	-	-	(10,010)	(6,750)	-	**(6,750)**
Total - 12/31/2024	**15**	**90,729**	**(909)**	**2,729**	**111,256**	**(3,341)**	**259**	**(1,959)**	**10,994**	**(8,703)**	-	**201,055**	**9,402**	**210,457**
Change in the period		-	**(533)**	**407**	**13,988**	**695**	**72**	**(96)**	**3,847**	**(1,113)**	-	**17,267**	**1,202**	**18,469**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	-	**(1,520)**	**2,804**	**(7,255)**	-	**160,925**	**8,810**	**169,735**
Adoption of accounting policy	2c	-	-	-	-	-	-	-	2,806	-	(2,613)	193	-	**193**
Transactions with owners		-	60	140	-	-	-	-	-	-	-	200	(969)	**(769)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	749	(2)	-	-	-	-	-	-	-	747	-	**747**
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	142	-	**142**
(Increase) / Decrease to the owners of the parent company	2c I, 15	-	-	-	-	-	-	-	-	-	-	-	(969)	**(969)**
Corporate reorganization	2c I, 3	-	-	-	112	-	-	-	-	-	-	112	-	**112**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	53	53	-	**53**
Total comprehensive income		-	-	-	-	1,023	-	(324)	(3,160)	713	33,368	31,620	671	**32,291**
Consolidated net income		-	-	-	-	-	-	-	-	-	33,368	33,368	671	**34,039**
Other comprehensive income		-	-	-	-	1,023	-	(324)	(3,160)	713	-	(1,748)	-	**(1,748)**
Appropriations														
Legal reserve		-	-	-	1,669	-	-	-	-	-	(1,669)	-	-	-
Statutory reserves		-	-	-	5,824	-	-	-	-	-	(5,824)	-	-	-
Dividends		-	-	-	11,000	-	-	-	-	-	(11,000)	-	(365)	**(365)**
Interest on capital		-	-	-	-	-	-	-	-	-	(12,315)	(12,315)	-	**(12,315)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**95,205**	**(1,996)**	-	**(1,844)**	**2,630**	**(6,542)**	-	**180,788**	**8,147**	**188,935**
Change in the period		-	**60**	**140**	**18,605**	**1,023**	-	**(324)**	**(354)**	**713**	-	**19,863**	**(663)**	**19,200**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**95,205**	**(1,996)**	-	**(1,844)**	**2,630**	**(6,542)**	-	**180,788**	**8,147**	**188,935**
Transactions with owners		-	(898)	112	-	-	-	-	-	-	-	(786)	885	**99**
Acquisition of treasury shares	15	-	(1,775)	-	-	-	-	-	-	-	-	(1,775)	-	**(1,775)**
Result of delivery of treasury shares	15	-	877	(17)	-	-	-	-	-	-	-	860	-	**860**
Recognition of share-based payment plans		-	-	129	-	-	-	-	-	-	-	129	-	**129**
(Increase) / Decrease to the owners of the parent company	2c I, 15	-	-	-	-	-	-	-	-	-	-	-	885	**885**
Corporate reorganization	2c I, 3	-	-	-	(362)	-	-	-	-	-	-	(362)	-	**(362)**
Other		-	-	-	(235)	-	-	-	-	-	-	(235)	-	**(235)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	**(11,000)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	32	32	-	**32**
Total comprehensive income		-	-	-	-	(1,345)	259	(115)	8,364	(2,161)	40,231	45,233	959	**46,192**
Consolidated net income		-	-	-	-	-	-	-	-	-	40,231	40,231	959	**41,190**
Other comprehensive income		-	-	-	-	(1,345)	259	(115)	8,364	(2,161)	-	5,002	-	**5,002**
Appropriations														
Legal reserve		-	-	-	1,406	-	-	-	-	-	(1,406)	-	-	-
Statutory reserves		-	-	-	10,753	-	-	-	-	-	(10,753)	-	-	-
Dividends		-	-	-	12,229	-	-	-	-	-	(12,229)	-	(509)	**(509)**
Interest on capital		-	-	-	3,260	-	-	-	-	-	(15,875)	(12,615)	-	**(12,615)**
Total - 12/31/2024	**15**	**90,729**	**(909)**	**2,729**	**111,256**	**(3,341)**	**259**	**(1,959)**	**10,994**	**(8,703)**	-	**201,055**	**9,402**	**210,457**
Change in the period		-	**(898)**	**112**	**16,051**	**(1,345)**	**259**	**(115)**	**8,364**	**(2,161)**	-	**20,267**	**1,255**	**21,522**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Adjusted net income		**31,216**	**46,238**	**90,774**
Net income		20,753	40,231	33,368
Adjustments to net income:		10,463	6,007	57,406
Share-based payment		404	217	200
Effects of changes in exchange rates on cash and cash equivalents		3,708	(8,404)	11,529
Provision for loan losses	6c	15,162	33,086	36,155
Income from interest and foreign exchange variation from operations with subordinated debt		(7,313)	(1,794)	2,948
Change in technical provisions for insurance, pension plan and premium bonds		12,516	25,867	18,486
Depreciation and amortization		3,727	7,180	6,383
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	682	1,180	799
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,954	5,077	4,418
Revenue from update / charges on deposits in guarantee	9b	(391)	(775)	(913)
Deferred taxes (excluding hedge tax effects)		3,060	2,931	2,043
Equity in earnings of associates, joint ventures and other investments		(558)	(1,070)	(873)
Income from foreign exchange and income related to available for sale securities		(20,558)	(42,719)	(19,520)
Income from foreign exchange and income related to held to maturity securities		(5,847)	(19,213)	(7,630)
Income from sale of available for sale financial assets		2,886	4,395	1,032
Income from sale of investments and fixed assets		(263)	(398)	1,222
Income from non-controlling interests	15e	494	959	671
Other		(200)	(512)	476
Change in assets and liabilities		**(83,698)**	**(49,986)**	**(1,038)**
(Increase) / decrease in assets				
Interbank investments		(29,378)	(27,495)	17,661
Securities and derivative financial instruments (assets / liabilities)		(16,197)	(55,155)	(120,275)
Central Bank of Brazil deposits		(4,932)	(15,294)	(29,656)
Interbank and interbranch accounts (assets / liabilities)		(2,373)	5,856	(13,340)
Loan, lease and other credit operations		(96,376)	(152,458)	(38,435)
Other receivables and other assets		(9,194)	(20,634)	(18,465)
(Decrease) / increase in liabilities				
Deposits		37,576	103,389	79,914
Deposits received under securities repurchase agreements		(21,083)	20,345	68,794
Funds from acceptances and issuance of securities		26,097	30,485	45,140
Borrowing and onlending		18,368	35,325	(15,653)
Technical provision for insurance, pension plan and premium bonds		6,937	10,614	18,237
Provisions and Other liabilities		10,059	24,509	13,120
Payment of income tax and social contribution		(3,202)	(9,473)	(8,080)
Net cash provided by / (used in) operating activities		**(52,482)**	**(3,748)**	**89,736**
Dividends / Interest on capital received from associates and joint ventures		202	450	583
(Purchase) / Funds received from sale of available for sale securities		29,456	(15,803)	(25,092)
(Purchase) / Funds received from redemption of held to maturity securities		5,336	31,276	(1,269)
Disposal of Investments		54	261	1,947
Disposal of Fixed assets		418	575	193
Termination of Intangible asset agreements		270	270	140
(Purchase) of Investments	3	(74)	(399)	(1,372)
(Purchase) of Fixed assets		(960)	(1,833)	(3,815)
(Purchase) of Intangible assets	14	(3,080)	(5,535)	(5,376)
Net cash provided by / (used in) investing activities		**31,622**	**9,262**	**(34,061)**
Subordinated debt obligations raisings		6,881	7,860	2,170
Subordinated debt obligations redemptions		(5,800)	(7,519)	(12,981)
Change in non-controlling interests		790	885	(969)
Acquisition of treasury shares		(555)	(1,775)	(689)
Result of delivery of treasury shares		25	772	689
Dividends and interest on capital paid to non-controlling interests	15a	(82)	(589)	(366)
Dividends and interest on capital paid		(5,053)	(21,314)	(10,348)
Net cash provided by / (used in) financing activities		**(3,794)**	**(21,680)**	**(22,494)**
Net increase / (decrease) in cash and cash equivalents		**(24,654)**	**(16,166)**	**33,181**
Cash and cash equivalents at the beginning of the period		127,435	106,835	85,183
Effects of changes in exchange rates on cash and cash equivalents		(3,708)	8,404	(11,529)
Cash and cash equivalents at the end of the period	2c III	99,073	99,073	106,835
Cash			36,127	32,001
Interbank deposits			9,954	8,576
Money market - Collateral held			52,992	66,258

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Income		**183,186**	**355,948**	**311,572**
Financial operations		162,523	319,164	284,559
Commissions and Banking Fees	10e	24,775	49,180	48,135
Result from insurance, pension plan and premium bonds operations		3,126	6,006	5,403
Result from loan losses	6	(12,546)	(28,184)	(31,823)
Other		5,308	9,782	5,298
Expenses		**(118,248)**	**(230,133)**	**(199,811)**
Financial operations		(110,549)	(213,690)	(183,555)
Other		(7,699)	(16,443)	(16,256)
Inputs purchased from third parties		**(10,210)**	**(19,435)**	**(18,727)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(4,301)	(8,198)	(7,963)
Other		(5,909)	(11,237)	(10,764)
Data processing and telecommunications	10g	(2,709)	(5,221)	(5,048)
Advertising, promotions and publication	10g	(983)	(1,976)	(1,996)
Installations and Materials		(1,219)	(2,313)	(2,243)
Other		(998)	(1,727)	(1,477)
Gross added value		**54,728**	**106,380**	**93,034**
Depreciation and amortization	10g	**(2,941)**	**(5,619)**	**(4,892)**
Net added value produced by the company		**51,787**	**100,761**	**88,142**
Added value received through transfer - Results of equity method		**558**	**1,070**	**873**
Total added value to be distributed		**52,345**	**101,831**	**89,015**
Distribution of added value		**52,345**	**101,831**	**89,015**
Personnel		**16,788**	**31,307**	**28,272**
Direct compensation		13,442	24,819	22,278
Benefits		2,707	5,236	4,755
FGTS – government severance pay fund		639	1,252	1,239
Taxes, fees and contributions		**13,776**	**28,271**	**25,451**
Federal		12,935	26,490	23,649
Municipal		841	1,781	1,802
Return on third parties' capital - Rent		**534**	**1,063**	**1,253**
Return on capital		**21,247**	**41,190**	**34,039**
Dividends and interest on capital		22,239	28,104	23,315
Retained earnings attributable to controlling shareholders		(1,486)	12,127	10,053
Retained earnings attributable to non-controlling shareholders		494	959	671

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	12/31/2024	12/31/2023
Current and Non-current assets		**253,802**	**229,349**
Cash		**4,980**	**2,365**
Interbank investments	**2c IV, 4**	**47,518**	**48,755**
Money market		31,728	26,399
Interbank deposits		15,790	22,356
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**13,659**	**3,253**
Own portfolio		13,656	3,026
Derivative financial instruments		3	227
Interbranch accounts		**79**	**54**
Loan, lease and other credit operations	**6**	**156,209**	**143,370**
Operations with credit granting characteristics	2c VII	167,784	156,497
(Provision for loan losses)	2c IX	(11,575)	(13,127)
Other receivables		**30,112**	**30,608**
Current tax assets		4,864	4,170
Deferred tax assets	11b I	16,252	13,946
Income receivable		3,092	6,151
Deposits in guarantee for contingent, provisions and legal obrigations		1,984	1,896
Sundry		3,920	4,445
Other assets	**2c XI**	**1,245**	**944**
Assets held for sale		41	45
(Valuation allowance)		(7)	(7)
Other non-financial assets		11	-
Prepaid expenses		1,200	906
Permanent assets		**203,932**	**178,978**
Investments	**2c XII, 12**	**203,542**	**178,587**
Subsidiaries		203,542	178,587
Real estate	**2c XIII**	**5**	**4**
Fixed assets		1	-
Other fixed assets		18	14
(Accumulated depreciation)		(14)	(10)
Intangible assets	**2c XIV**	**385**	**387**
Intangible assets		3,092	3,068
(Accumulated amortization)		(2,707)	(2,681)
Total assets		**457,734**	**408,327**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**255,592**	**225,822**
Deposits	**2c IV**	**91,616**	**82,678**
Demand deposits		106	125
Interbank deposits		91,510	82,553
Deposits received under securities repurchase agreements	**2c IV**	**8,247**	**1,434**
Free portfolio		8,247	1,434
Funds from acceptances and issuance of securities	**2c IV, 7d**	**5,009**	**4,049**
Real estate, mortgage, credit and similar notes		1,479	1,003
Foreign loans through securities		3,530	3,046
Interbank accounts		**66,961**	**59,258**
Pending settlement		66,961	59,258
Derivative financial instruments	**2c VI, 5f**	**140**	**-**
Allowance for loan commitments	**6c**	**1,471**	**552**
Provisions		**1,241**	**1,265**
Other liabilities		**80,907**	**76,586**
Current tax liabilities	2c XVII, 2c XVIII, 11c	1,852	1,220
Deferred tax liabilities	11b II	627	632
Social and statutory		5,427	4,746
Subordinated debt	7f	37,807	39,571
Sundry		35,194	30,417
Stockholders' equity	**15**	**202,142**	**182,505**
Capital		90,729	90,729
Capital reserves		2,729	2,617
Profit Reserves		106,866	93,729
Other comprehensive income	2c V, 2c VI	2,727	(4,559)
(Treasury shares)		(909)	(11)
Total liabilities and stockholders' equity		**457,734**	**408,327**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Income related to financial operations		**10,736**	**20,596**	**22,689**
Loan, lease and other credit operations		9,093	17,942	17,339
Securities, derivative financial instruments and other		2,043	3,322	5,355
Foreign exchange operations		(400)	(668)	(5)
Expenses related to financial operations		**(7,593)**	**(14,122)**	**(15,521)**
Money market		(7,537)	(13,877)	(14,382)
Borrowing and onlending		(56)	(245)	(1,139)
Income related to financial operations before loan losses		**3,143**	**6,474**	**7,168**
Result of provision for loan losses	**6**	**(4,629)**	**(9,598)**	**(10,471)**
Expenses for provision for loan losses		(5,451)	(11,093)	(11,415)
Income related to recovery of credits written off as loss		822	1,495	944
Gross income related to financial operations		**(1,486)**	**(3,124)**	**(3,303)**
Other operating revenues / (expenses)		**18,707**	**36,755**	**34,497**
Commissions and banking fees		6,412	12,219	10,725
Personnel expenses		(191)	(313)	(208)
Other administrative expenses		(2,705)	(5,232)	(5,053)
Provision expenses		(104)	(148)	(554)
Provision for lawsuits civil		(109)	(196)	(362)
Provison for labor claims		4	(4)	(7)
Provison for tax and social security obligations and Other risks		1	52	(185)
Tax expenses	11a II	(926)	(1,788)	(1,730)
Equity in earnings of subsidiaries	12	17,883	35,636	34,949
Other operating revenues / (expenses)		(1,662)	(3,619)	(3,632)
Operating income		**17,221**	**33,631**	**31,194**
Non-operating income		**(3)**	**(6)**	**(15)**
Income before taxes on income and profit sharing		**17,218**	**33,625**	**31,179**
Income tax and social contribution	**2c XVIII**	**2,039**	**3,724**	**2,233**
Due on operations for the period		1,243	1,154	172
Related to temporary differences		796	2,570	2,061
Profit sharing – Management Members - Statutory		**(13)**	**(31)**	**(23)**
Net income		**19,244**	**37,318**	**33,389**
Earnings per share - Basic				
Common		1.97	3.81	3.41
Preferred		1.97	3.81	3.41
Earnings per share - Diluted				
Common		1.95	3.78	3.38
Preferred		1.95	3.78	3.38
Weighted average number of outstanding shares - Basic				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,831,695,038	4,831,104,001	4,840,883,862
Weighted average number of outstanding shares - Diluted				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,919,817,905	4,911,006,957	4,908,283,361

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Net income	**19,244**	**37,318**	**33,389**
Financial assets available for sale	1,925	822	1,948
Change in fair value	102	340	(191)
Tax effect	(47)	(160)	90
Associates / Subsidiaries	1,870	642	2,049
Hedge	(1,087)	(2,044)	679
Cash flow hedge	(418)	(374)	220
Change in fair value	(12)	(16)	(82)
Tax effect	6	8	39
Associates / Subsidiaries	(412)	(366)	263
Hedge of net investment in foreign operation	(669)	(1,670)	459
Change in fair value	(710)	(2,516)	721
Tax effect	349	1,231	(336)
Associates / Subsidiaries	(308)	(385)	74
Insurance contracts and private pension	72	259	-
Change in interest rate	126	453	-
Tax effect	(54)	(194)	-
Remeasurements of liabilities for post-employment benefits (1)	(96)	(115)	(324)
Remeasurements	(4)	(4)	15
Tax effect	2	2	(6)
Associates / Subsidiaries	(94)	(113)	(333)
Foreign exchange variation in foreign investments	3,847	8,364	(724)
Change in fair value	432	1,411	(1,116)
Associates / Subsidiaries	3,415	6,953	392
Total other comprehensive income	**4,661**	**7,286**	**1,579**
Total comprehensive income	**23,905**	**44,604**	**34,968**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Other comprehensive income: Available for sale securities Adjustments	Other comprehensive income: Insurance contracts and private pension	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign Investments	Other comprehensive income: Gains and losses – Hedge[1]	Retained earnings	Total
Total - 07/01/2024		**90,729**	**(376)**	**2,322**	**94,388**	**(1,230)**	**187**	**(1,863)**	**5,909**	**(4,937)**	**-**	**185,129**
Adoption of accounting policy	2c	-	-	-	-	-	-	-	-	-	-	-
Transactions with owners		-	(533)	407	-	-	-	-	-	-	-	**(126)**
Acquisition of treasury shares	15	-	(555)	-	-	-	-	-	-	-	-	**(555)**
Result of delivery of treasury shares	15	-	22	3	-	-	-	-	-	-	-	**25**
Recognition of share-based payment plans		-	-	404	-	-	-	-	-	-	-	**404**
Corporate reorganization	2c I, 3	-	-	-	(34)	-	-	-	-	-	-	**(34)**
Other		-	-	-	2	-	-	-	-	-	-	**2**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	16	**16**
Total comprehensive income		-	-	-	-	1,925	72	(96)	3,847	(1,087)	19,244	**23,905**
Net income		-	-	-	-	-	-	-	-	-	19,244	**19,244**
Other comprehensive income		-	-	-	-	55	-	(2)	432	(367)	-	**118**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	1,870	72	(94)	3,415	(720)	-	**4,543**
Appropriations												
Legal reserve		-	-	-	502	-	-	-	-	-	(502)	-
Statutory reserves		-	-	-	(3,481)	-	-	-	-	-	3,481	-
Dividends		-	-	-	12,229	-	-	-	-	-	(12,229)	-
Interest on capital		-	-	-	3,260	-	-	-	-	-	(10,010)	**(6,750)**
Total - 12/31/2024	**15**	**90,729**	**(909)**	**2,729**	**106,866**	**695**	**259**	**(1,959)**	**9,756**	**(6,024)**	**-**	**202,142**
Change in the period		**-**	**(533)**	**407**	**12,478**	**1,925**	**72**	**(96)**	**3,847**	**(1,087)**	**-**	**17,013**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**-**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Adoption of accounting policy	2c	-	-	-	-	-	-	-	2,806	-	(2,613)	**193**
Transactions with owners		-	60	140	-	-	-	-	-	-	-	**200**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	749	(2)	-	-	-	-	-	-	-	**747**
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	**142**
Corporate reorganization	2c I, 3	-	-	-	112	-	-	-	-	-	-	**112**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	53	**53**
Total comprehensive income		-	-	-	-	1,948	-	(324)	(3,530)	679	33,389	**32,162**
Net income		-	-	-	-	-	-	-	-	-	33,389	**33,389**
Other comprehensive income		-	-	-	-	(101)	-	9	(1,116)	342	-	**(866)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	2,049	-	(333)	(2,414)	337	-	**(361)**
Appropriations												
Legal reserve		-	-	-	1,669	-	-	-	-	-	(1,669)	-
Statutory reserves		-	-	-	5,845	-	-	-	-	-	(5,845)	-
Dividends		-	-	-	11,000	-	-	-	-	-	(11,000)	-
Interest on capital		-	-	-	-	-	-	-	-	-	(12,315)	**(12,315)**
Total - 12/31/2023	**15**	**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**-**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Change in the period		**-**	**60**	**140**	**18,626**	**1,948**	**-**	**(324)**	**(724)**	**679**	**-**	**20,405**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**-**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Transactions with owners		-	(898)	112	-	-	-	-	-	-	-	**(786)**
Acquisition of treasury shares	15	-	(1,775)	-	-	-	-	-	-	-	-	**(1,775)**
Result of delivery of treasury shares	15	-	877	(17)	-	-	-	-	-	-	-	**860**
Recognition of share-based payment plans		-	-	129	-	-	-	-	-	-	-	**129**
Corporate reorganization	2c I, 3	-	-	-	(362)	-	-	-	-	-	-	**(362)**
Other		-	-	-	(236)	-	-	-	-	-	-	**(236)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	**(11,000)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	-	32	**32**
Total comprehensive income		-	-	-	-	822	259	(115)	8,364	(2,044)	37,318	**44,604**
Net income		-	-	-	-	-	-	-	-	-	37,318	**37,318**
Other comprehensive income		-	-	-	-	180	-	(2)	1,411	(1,293)	-	**296**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	642	259	(113)	6,953	(751)	-	**6,990**
Appropriations												
Legal reserve		-	-	-	1,406	-	-	-	-	-	(1,406)	-
Statutory reserves		-	-	-	7,840	-	-	-	-	-	(7,840)	-
Dividends		-	-	-	12,229	-	-	-	-	-	(12,229)	-
Interest on capital		-	-	-	3,260	-	-	-	-	-	(15,875)	**(12,615)**
Total - 12/31/2024	**15**	**90,729**	**(909)**	**2,729**	**106,866**	**695**	**259**	**(1,959)**	**9,756**	**(6,024)**	**-**	**202,142**
Change in the period		**-**	**(898)**	**112**	**13,137**	**822**	**259**	**(115)**	**8,364**	**(2,044)**	**-**	**19,637**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Adjusted net income		**(821)**	**8,034**	**11,880**
Net income		19,244	37,318	33,389
Adjustments to net income:		(20,065)	(29,284)	(21,509)
Share-based payment		404	217	200
Provision for loan losses	6c	5,451	11,093	11,415
Income from interest and foreign exchange variation from operations with subordinated debt		(7,929)	(3,174)	1,950
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		15	31	11
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		104	200	369
Revenue from update / charges on deposits in guarantee		1	(107)	(103)
Deferred taxes		(796)	(2,570)	(2,061)
Equity in earnings of subsidiaries	12	(17,883)	(35,636)	(34,949)
Amortization of goodwill		22	45	45
Income from foreign exchange and income related to available for sale securities		(482)	(733)	(177)
Effects of changes in exchange rates on cash and cash equivalents		1,004	1,314	1,683
Other		24	36	108
Change in assets and liabilities		**13,106**	**6,536**	**4,881**
(Increase) / decrease in assets				
Interbank investments		6,450	3,741	17,156
Securities and derivative financial instruments		(1,109)	(153)	(54)
Interbank and interbranch accounts (assets / liabilities)		8,488	7,678	5,741
Loan, lease and other credit operations		(18,034)	(23,932)	(22,807)
Other receivables and Other assets		228	409	(1,350)
(Decrease) / increase in liabilities				
Deposits		4,646	8,938	6,476
Deposits received under securities repurchase agreements		6,213	6,813	1,434
Funds from acceptances and issuance of securities		1,338	960	(4,476)
Borrowing and onlending		-	-	(48)
Provisions and Other liabilities		4,888	2,086	2,869
Payment of income tax and social contribution		(2)	(4)	(60)
Net cash provided by / (used in) operating activities		**12,285**	**14,570**	**16,761**
Dividends and interest on capital received		18,679	20,719	20,381
(Purchase) / funds received from sale of available for sale securities		(7,604)	(9,041)	(2,002)
(Purchase) / disposal of Investments		73	1,082	(488)
(Purchase) / disposal of Fixed assets		9	10	19
Net cash provided by / (used in) investing activities		**11,157**	**12,770**	**17,910**
Subordinated debt obligations raisings		6,880	7,859	2,170
Subordinated debt obligations redemptions		(5,683)	(6,449)	(11,478)
Result of delivery of treasury shares		25	772	689
Acquisition of treasury shares		(555)	(1,775)	(689)
Dividends and interest on capital paid		(5,053)	(21,314)	(10,348)
Net cash provided by / (used in) financing activities		**(4,386)**	**(20,907)**	**(19,656)**
Net increase / (decrease) in cash and cash equivalents		**19,056**	**6,433**	**15,015**
Cash and cash equivalents at the beginning of the period		14,397	27,330	13,998
Effects of changes in exchange rates on cash and cash equivalents		(1,004)	(1,314)	(1,683)
Cash and cash equivalents at the end of the period	2c III	32,449	32,449	27,330
Cash			4,980	2,365
Money market - Collateral held			27,469	24,965

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2024	01/01 to 12/31/2024	01/01 to 12/31/2023
Income		**13,873**	**26,373**	**25,106**
Financial operations		10,736	20,596	22,689
Commissions and banking fees		6,412	12,219	10,725
Result from provision for loan losses		(4,629)	(9,598)	(10,471)
Other		1,354	3,156	2,163
Expenses		**(9,120)**	**(17,713)**	**(19,409)**
Financial operations		(7,593)	(14,122)	(15,521)
Other		(1,527)	(3,591)	(3,888)
Inputs purchased from third parties		**(2,703)**	**(5,228)**	**(5,052)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(588)	(1,108)	(1,142)
Advertising, promotions and publication		(75)	(164)	(233)
Other		(2,040)	(3,956)	(3,677)
Gross added value		**2,050**	**3,432**	**645**
Deprecitation and amortization		**(37)**	**(72)**	**(76)**
Net added value produced by the company		**2,013**	**3,360**	**569**
Added value received through transfer - Results of equity method	**12**	**17,883**	**35,636**	**34,949**
Total added value to be distributed		**19,896**	**38,996**	**35,518**
Distribution of added value		**19,896**	**38,996**	**35,518**
Personnel		186	283	182
Direct compensation		173	256	156
Benefits		11	24	25
FGTS – government severance pay fund		2	3	1
Taxes, fees and contributions		464	1,391	1,946
Federal		287	1,051	1,703
Municipal		177	340	243
Return on third parties' capital - Rent		2	4	1
Return on capital		19,244	37,318	33,389
Dividends and interest on capital		22,239	28,104	23,315
Retained earnings to shareholders		(2,995)	9,214	10,074

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on February 05, 2025.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) New accounting standards changes and interpretations of existing standards

I - Applicable for future periods

CMN Resolution No. 4,966/21 - Financial Instruments:

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not expect material effects in the adoption of this standard, which establishes the classification, measurement, recognition and write-off of financial instruments, recognition of a provision for expected loss associated with credit risk and accounting designation and recognition of hedge accounting. Adoption will be prospective on January 1, 2025, with the exception of hedge accounting, which will be effective on January 1, 2027.

CMN Resolution No. 4,966/21 considers the following pillars:

1. Classification and measurement of financial instruments: two criteria should be considered to determine their classification:

- Business model: determined at a level that reflects how financial instruments are managed to achieve a specific business objective and to generate cash flows, not depending on the management's intention related to an individual instrument.

- Characteristics of contractual cash flow: they are tested individually to validate whether they meet the return criteria for principal and interest.

After this analysis, the financial instruments are classified and measured as: Amortized Cost (AC), Fair Value through Other Comprehensive Income (FVOCI) or Fair Value through Profit or Loss (FVPL). The financial instruments measured at AC and FVOCI use the effective interest method to calculate interest income or expense, considering materiality aspects of transaction costs in origination. ITAÚ UNIBANCO HOLDING CONSOLIDATED will not recognize the interest of operations that, in the transition, are overdue for over 60 days.

2. Provision for expected losses associated with credit risk: requires the use of the expected loss associated with credit risk with forward-looking information and the segregation of financial instruments in three stages. An operation will migrate from a stage as credit risk deteriorates or improves. The provision at each stage corresponds to:

- Stage 1 – expected credit losses for the next 12 months.

- Stage 2 – expected credit loss over the life of the financial instrument. Applicable to financial instruments with significant increase in credit risk since its origin.

- Stage 3 – expected credit loss over the life of the financial instrument for assets with recovery problems (Problem assets). At this stage there is no recognition of interest.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, according to its best estimates, considers that due to the new classifications of financial instruments bring an increasing effect of approximately 0.9% in Stockholders' Equity, net of tax effects. The change in the provision for expected loss associated with credit risk does not produce material effects in Stockholders' Equity, net of tax effects. Therefore, the estimated total effect is an increase of approximately 0.9% in Stockholders' Equity, net of tax effects.

CMN Resolution No. 4,975/21 - Lease:

It receives the Accounting Pronouncement (CPC) 06 (R2) - Lease that eliminate the accounting of operating leases for the lessee, presenting a single lease model which consists of: (a) initially to recognize all leases as a right of use in assets and the respective obligation at present value; and (b) to recognize the depreciation of the right of use and the interest on the lease separately in income.

ITAÚ UNIBANCO HOLDING CONSOLIDATED will use January 1, 2019 as the date of initial application, according to the regulatory right. The transition, according to the best estimates, does not produce material effects in Stockholders' Equity, net of tax effects.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency[1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
In Brazil							
Banco Itaú BBA S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loan, lease and other credit operations (operations with credit granting characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

X - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XI - Other assets

Other assets are composed of Other non-financial assets, Assets held for sale, Unearned reinsurance premiums and Prepaid expenses.

Other non-financial assets comprise, mainly, encrypted digital assets that can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in the level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

XII - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

XIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

XIV - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

XV - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XVI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of the insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semianually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

XVII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

XVIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 33.6% in AVENUE's capital.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2c IV.

	12/31/2024						12/31/2023	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**191,044**	**41,461**	**-**	**677**	**233,182**	**77.0%**	**233,812**	**81.4%**
Collateral held	52,851	3,964	-	677	57,492	19.0%	67,722	23.6%
Collateral repledge	123,507	4,269	-	-	127,776	42.2%	133,189	46.3%
Assets received as collateral with right to sell or repledge	2,993	4,269	-	-	7,262	2.4%	4,237	1.5%
Assets received as collateral without right to sell or repledge	120,514	-	-	-	120,514	39.8%	128,952	44.8%
Short position	14,686	33,228	-	-	47,914	15.8%	32,901	11.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**2,627**	**-**	**-**	**-**	**2,627**	**0.9%**	**2,177**	**0.8%**
Interbank deposits	**32,946**	**10,554**	**9,885**	**13,393**	**66,778**	**22.1%**	**50,991**	**17.8%**
Total	**226,617**	**52,015**	**9,885**	**14,070**	**302,587**	**100.0%**	**286,980**	**100.0%**
% per maturity date	74.9%	17.2%	3.3%	4.6%	100.0%			
Total 12/31/2023	**233,545**	**36,139**	**10,072**	**7,224**	**286,980**			
% per maturity date	81.4%	12.6%	3.5%	2.5%	100.0%			

In Money market - Collateral held includes R$ 7,031 (R$ 0 at 12/31/2023) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

In the total portfolio, includes a securities valuation allowance in the amount of R$ (134) (R$ (11) at 12/31/2023).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 27,469 (R$ 24,965 at 12/31/2023) with maturity up to 30 days, R$ 225 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 240 (R$ 0 at 12/31/2023) with maturity over 365 days, Money market - Collateral repledge amounting to R$ 213 (R$ 0 at 12/31/2023) with maturity up to 30 days, R$ 0 (R$ 391 at 12/31/2023) with maturity from 31 to 180 days and R$ 3,581 (R$ 1,043 at 12/31/2023) with maturity over 365 days, Interbank deposits amounting to R$ 3,134 (R$ 0 at 12/31/2023) with maturity up to 30 days, R$ 390 (R$ 286 at 12/31/2023) with maturity from 31 to 180 days and R$ 12,266 (R$ 22,070 at 12/31/2023) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2c V, 2c VI.

a) Summary per maturity

	12/31/2024											12/31/2023
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**394,351**	**(5,027)**	**(2,463)**	**386,861**	**34.8%**	**20,701**	**3,754**	**52,651**	**19,108**	**92,054**	**198,593**	**375,579**
Financial treasury bills	95,469	(6)	61	95,524	8.6%	-	184	-	1,354	4,995	88,991	36,689
National treasury bills	104,528	(2,860)	(248)	101,420	9.1%	2,133	-	10,779	17,535	53,901	17,072	155,695
National treasury notes	136,140	(1,873)	(2,053)	132,214	11.9%	3,346	90	37,494	219	24,960	66,105	132,848
National treasury / Securitization	47	-	17	64	-	-	-	-	-	-	64	90
Brazilian external debt bonds	58,167	(288)	(240)	57,639	5.2%	15,222	3,480	4,378	-	8,198	26,361	50,257
Government securities - Latin America	**47,863**	**(23)**	**65**	**47,905**	**4.3%**	**8,533**	**6,584**	**4,821**	**6,253**	**5,924**	**15,790**	**54,319**
Government securities - Abroad	**39,687**	**(17)**	**(110)**	**39,560**	**3.5%**	**2,153**	**2,369**	**5,181**	**8,306**	**13,991**	**7,560**	**35,176**
Corporate securities	**264,686**	**(491)**	**(5,679)**	**258,516**	**23.2%**	**31,020**	**9,142**	**13,978**	**18,163**	**27,577**	**158,636**	**209,536**
Shares	26,238	(297)	(1,285)	24,656	2.2%	24,656	-	-	-	-	-	23,371
Rural product note	61,407	(23)	(915)	60,469	5.4%	1,590	4,552	8,496	8,452	7,404	29,975	42,386
Bank deposit certificates	132	-	1	133	-	29	11	1	30	36	26	74
Real estate receivables certificates	6,752	(23)	(110)	6,619	0.6%	221	582	41	250	186	5,339	6,938
Fund quotas	**20,799**	**(60)**	**-**	**20,739**	**1.9%**	**3,324**	**144**	**621**	**2,956**	**5,162**	**8,532**	**15,293**
Credit rights	17,727	-	-	17,727	1.6%	312	144	621	2,956	5,162	8,532	12,694
Fixed income	1,745	(46)	-	1,699	0.2%	1,699	-	-	-	-	-	1,855
Variable income	1,327	(14)	-	1,313	0.1%	1,313	-	-	-	-	-	744
Debentures	114,000	(331)	(3,182)	110,487	9.9%	-	2,463	3,139	3,452	7,685	93,748	98,144
Eurobonds and other	8,025	(26)	(155)	7,844	0.7%	658	371	406	450	1,323	4,636	7,005
Financial bills	1,032	8	6	1,046	0.1%	12	85	69	208	371	301	2,887
Promissory and commercial notes	16,435	-	(1)	16,434	1.5%	413	276	715	1,633	4,107	9,290	11,102
Other	9,866	261	(38)	10,089	0.9%	117	658	490	732	1,303	6,789	2,336
PGBL / VGBL fund quotas [1]	**287,919**	**-**	**-**	**287,919**	**25.8%**	**287,919**	**-**	**-**	**-**	**-**	**-**	**253,286**
Subtotal - securities	**1,034,506**	**(5,558)**	**(8,187)**	**1,020,761**	**91.5%**	**350,326**	**21,849**	**76,631**	**51,830**	**139,546**	**380,579**	**927,896**
Trading securities	541,852	(5,558)	-	536,294	48.1%	299,051	1,571	39,898	6,904	62,151	126,719	485,475
Available for sale securities	312,879	-	(8,187)	304,692	27.3%	36,051	13,337	24,534	24,084	24,114	182,572	263,853
Held to maturity securities	179,775	-	-	179,775	16.1%	15,224	6,941	12,199	20,842	53,281	71,288	178,568
Derivative financial instruments	**58,067**	**36,113**	**-**	**94,180**	**8.4%**	**15,871**	**6,397**	**5,907**	**13,877**	**11,331**	**40,797**	**56,383**
Total securities and derivative financial instruments (assets)	**1,092,573**	**30,555**	**(8,187)**	**1,114,941**	**100.0%**	**366,197**	**28,246**	**82,538**	**65,707**	**150,877**	**421,376**	**984,279**
Derivative financial instruments (liabilities)	**(61,703)**	**(25,472)**	**-**	**(87,175)**	**100.0%**	**(10,702)**	**(6,635)**	**(6,970)**	**(15,621)**	**(12,522)**	**(34,725)**	**(53,495)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (6,281) (R$ (1,086) at 12/31/2023), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (2,102) (R$ (351) from 01/01 to 12/31/2023) of Financial assets available for sale and R$ (92) (R$ 0 from 01/01 to 12/31/2023) of Financial assets held to maturity. The income related to securities, derivative financial instruments and other totaled R$ (1,767) (R$ 929 from 01/01 to 12/31/2023).

b) Summary by portfolio

	12/31/2024							
	Own portfolio	Restricted to				Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
		Repurchase agreements	Free portfolio	Pledged guarantees [1]	Central Bank			
Government securities - Brazil	**154,526**	**136,864**	**56,294**	**13,946**	**5,947**	**-**	**19,284**	**386,861**
Financial treasury bills	54,471	23,488	5	8,530	4,845	-	4,185	95,524
National treasury bills	55,324	38,894	633	5,415	1,102	-	52	101,420
National treasury notes	38,799	74,482	3,885	1	-	-	15,047	132,214
National treasury / Securitization	64	-	-	-	-	-	-	64
Brazilian external debt bonds	5,868	-	51,771	-	-	-	-	57,639
Government securities - Latin America	**35,438**	**1,970**	**4,590**	**5,819**	**-**	**-**	**88**	**47,905**
Government securities - Abroad	**16,873**	**-**	**-**	**22,687**	**-**	**-**	**-**	**39,560**
Corporate securities	**204,235**	**42,598**	**1,148**	**9,203**	**-**	**-**	**1,332**	**258,516**
Shares	24,250	-	-	393	-	-	13	24,656
Rural product note	60,469	-	-	-	-	-	-	60,469
Bank deposit certificates	50	-	-	-	-	-	83	133
Real estate receivables certificates	6,617	-	-	-	-	-	2	6,619
Fund quotas	**20,395**	**-**	**-**	**130**	**-**	**-**	**214**	**20,739**
Credit rights	17,519	-	-	-	-	-	208	17,727
Fixed income	1,567	-	-	126	-	-	6	1,699
Variable income	1,309	-	-	4	-	-	-	1,313
Debentures	64,288	42,589	-	3,150	-	-	460	110,487
Eurobonds and other	6,652	9	1,148	-	-	-	35	7,844
Financial bills	648	-	-	-	-	-	398	1,046
Promissory and commercial notes	10,852	-	-	5,530	-	-	52	16,434
Other	10,014	-	-	-	-	-	75	10,089
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**287,919**	**287,919**
Subtotal - securities	**411,072**	**181,432**	**62,032**	**51,655**	**5,947**	**-**	**308,623**	**1,020,761**
Trading securities	118,775	104,440	14,990	4,328	-	-	293,761	536,294
Available for sale securities	218,958	38,881	6,823	26,891	4,845	-	8,294	304,692
Held to maturity securities	73,339	38,111	40,219	20,436	1,102	-	6,568	179,775
Derivative financial instruments	-	-	-	-	-	94,180	-	94,180
Total securities and derivative financial instruments (assets)	**411,072**	**181,432**	**62,032**	**51,655**	**5,947**	**94,180**	**308,623**	**1,114,941**
Total securities and derivative financial instruments (assets) 12/31/2023	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**56,383**	**272,352**	**984,279**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	12/31/2024										12/31/2023
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**212,779**	**(5,027)**	**207,752**	**38.8%**	**2,968**	**414**	**38,612**	**3,374**	**53,475**	**108,909**	**195,289**
Financial treasury bills	48,469	(6)	48,463	9.0%	-	184	-	1,350	4,995	41,934	12,244
National treasury bills	49,357	(2,860)	46,497	8.7%	713	-	845	1,804	27,890	15,245	79,221
National treasury notes	103,650	(1,873)	101,777	19.0%	1,248	90	35,828	220	20,392	43,999	100,961
Brazilian external debt bonds	11,303	(288)	11,015	2.1%	1,007	140	1,939	-	198	7,731	2,863
Government securities - Latin America	**4,748**	**(23)**	**4,725**	**0.9%**	**175**	**61**	**48**	**165**	**2,533**	**1,743**	**2,920**
Government securities - Abroad	**1,072**	**(17)**	**1,055**	**0.2%**	**186**	**309**	**-**	**-**	**-**	**560**	**1,052**
Corporate securities	**35,334**	**(491)**	**34,843**	**6.4%**	**7,803**	**787**	**1,238**	**3,365**	**6,143**	**15,507**	**32,928**
Shares	4,616	(297)	4,319	0.8%	4,319	-	-	-	-	-	3,878
Rural product note	215	(23)	192	-	-	-	1	-	-	191	146
Bank deposit certificates	50	-	50	-	30	10	-	10	-	-	30
Real estate receivables certificates	446	(23)	423	0.1%	-	1	-	5	2	415	1,250
Fund quotas	**20,781**	**(60)**	**20,721**	**3.8%**	**3,306**	**144**	**622**	**2,955**	**5,162**	**8,532**	**15,275**
Credit rights	17,727	-	17,727	3.3%	312	144	622	2,955	5,162	8,532	12,694
Fixed income	1,727	(46)	1,681	0.3%	1,681	-	-	-	-	-	1,837
Variable income	1,327	(14)	1,313	0.2%	1,313	-	-	-	-	-	744
Debentures	4,576	(331)	4,245	0.8%	-	-	1	90	279	3,875	6,172
Eurobonds and other	2,036	(26)	2,010	0.4%	136	45	68	261	480	1,020	2,525
Financial bills	584	8	592	0.1%	12	85	69	29	102	295	2,541
Promissory and commercial notes	53	-	53	-	-	19	-	5	29	-	435
Other	1,977	261	2,238	0.4%	-	483	477	10	89	1,179	676
PGBL / VGBL fund quotas	**287,919**	**-**	**287,919**	**53.7%**	**287,919**	**-**	**-**	**-**	**-**	**-**	**253,286**
Total	**541,852**	**(5,558)**	**536,294**	**100.0%**	**299,051**	**1,571**	**39,898**	**6,904**	**62,151**	**126,719**	**485,475**
% per maturity date					55.8%	0.3%	7.4%	1.3%	11.6%	23.6%	
Total 12/31/2023	**484,002**	**1,473**	**485,475**	**100.0%**	**275,696**	**2,346**	**5,662**	**30,718**	**63,958**	**107,095**	
% per maturity date					56.7%	0.5%	1.2%	6.3%	13.2%	22.1%	

At 12/31/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Fund quotas of fixed income in the amount of R$ 517 (R$ 0 at 12/31/2023) with maturity from 0 to 30 days.

d) Available for sale securities

	12/31/2024										12/31/2023
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**85,478**	**(2,463)**	**83,015**	**27.2%**	**2,845**	**-**	**6,576**	**3,336**	**4,946**	**65,312**	**72,509**
Financial treasury bills	47,000	61	47,061	15.4%	-	-	-	4	-	47,057	24,445
National treasury bills	12,363	(248)	12,115	4.0%	1,420	-	3,958	3,332	1,577	1,828	19,177
National treasury notes	19,861	(2,053)	17,808	5.8%	-	-	1,665	-	3,060	13,083	21,325
National treasury / Securitization	47	17	64	-	-	-	-	-	-	64	90
Brazilian external debt bonds	6,207	(240)	5,967	2.0%	1,425	-	953	-	309	3,280	7,472
Government securities - Latin America	**35,804**	**65**	**35,869**	**11.8%**	**8,358**	**5,164**	**4,049**	**5,856**	**2,019**	**10,423**	**36,694**
Government securities - Abroad	**15,386**	**(110)**	**15,276**	**5.0%**	**1,968**	**1,743**	**4,030**	**2,609**	**446**	**4,480**	**13,626**
Corporate securities	**176,211**	**(5,679)**	**170,532**	**56.0%**	**22,880**	**6,430**	**9,879**	**12,283**	**16,703**	**102,357**	**141,024**
Shares	21,622	(1,285)	20,337	6.7%	20,337	-	-	-	-	-	19,493
Rural product note	61,192	(915)	60,277	19.8%	1,590	4,551	8,495	8,452	7,404	29,785	42,240
Bank deposit certificates	82	1	83	-	-	1	1	20	35	26	44
Real estate receivables certificates	4,375	(110)	4,265	1.4%	-	-	-	-	101	4,164	3,148
Fund quotas of fixed income	18	-	18	-	18	-	-	-	-	-	18
Debentures	64,547	(3,182)	61,365	20.1%	-	1,196	368	1,894	4,063	53,844	59,252
Eurobonds and other	5,699	(155)	5,544	1.8%	522	326	338	190	843	3,325	4,410
Financial bills	448	6	454	0.1%	-	-	-	179	269	6	346
Promissory and commercial notes	14,832	(1)	14,831	4.9%	413	257	665	1,501	3,817	8,178	10,667
Other	3,396	(38)	3,358	1.2%	-	99	12	47	171	3,029	1,406
Total	**312,879**	**(8,187)**	**304,692**	**100.0%**	**36,051**	**13,337**	**24,534**	**24,084**	**24,114**	**182,572**	**263,853**
% per maturity date					11.8%	4.4%	8.1%	7.9%	7.9%	59.9%	
Total 12/31/2023	**266,676**	**(2,823)**	**263,853**	**100.0%**	**34,439**	**11,237**	**17,873**	**26,346**	**31,683**	**142,275**	
% per maturity date					13.1%	4.3%	6.8%	10.0%	12.0%	53.8%	

In order to reflect lhe current risk management strategy, in lhe period ended at 12/31/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 9, before classified as Trading securities and Eurobonds in the amount R$ 82, before classified as Held to maturity securities.

At 12/31/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 2 at 12/31/2023) with maturity from 0 to 30 days, Eurobonds and other in the amount of R$ 1,114 (R$ 0 at 12/31/2023) and Financial bills in the amount of R$ 12,023 (R$ 3,024 at 12/31/2023) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (485) (R$ (578) at 12/31/2023) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

	12/31/2024									12/31/2023	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**96,094**	**53.3%**	**14,886**	**3,340**	**7,463**	**12,399**	**33,633**	**24,373**	**93,288**	**107,781**	**107,982**
National treasury bills	42,808	23.7%	-	-	5,976	12,399	24,433	-	41,857	57,297	58,026
National treasury notes	12,629	7.0%	2,097	-	-	-	1,509	9,023	12,125	10,562	11,178
Brazilian external debt bonds	40,657	22.6%	12,789	3,340	1,487	-	7,691	15,350	39,306	39,922	38,778
Government securities - Latin America	**7,311**	**4.1%**	**-**	**1,359**	**723**	**232**	**1,373**	**3,624**	**7,416**	**14,705**	**14,634**
Government securities - abroad	**23,229**	**12.9%**	**-**	**318**	**1,151**	**5,697**	**13,543**	**2,520**	**21,711**	**20,498**	**20,440**
Corporate securities	**53,141**	**29.7%**	**338**	**1,924**	**2,862**	**2,514**	**4,732**	**40,771**	**51,079**	**35,584**	**34,426**
Real estate receivables certificates	1,931	1.1%	221	582	41	245	83	759	1,333	2,540	2,355
Debentures	44,877	25.0%	-	1,266	2,771	1,468	3,344	36,028	43,420	32,720	31,743
Eurobonds and other	290	0.2%	-	-	-	-	-	290	234	70	74
Promissory and commercial notes	1,550	0.9%	-	-	50	126	261	1,113	1,559	-	-
Other	4,493	2.5%	117	76	-	675	1,044	2,581	4,533	254	254
Total	**179,775**	**100.0%**	**15,224**	**6,941**	**12,199**	**20,842**	**53,281**	**71,288**	**173,494**	**178,568**	**177,482**
% per maturity date			8.5%	3.9%	6.8%	11.6%	29.6%	39.6%			
Total - 12/31/2023	**178,568**	**100.0%**	**21,820**	**2,521**	**16,553**	**16,296**	**47,230**	**74,148**	**177,482**		
% per maturity date			12.2%	1.4%	9.3%	9.1%	26.4%	41.6%			

In order to reflect lhe current risk management strategy, in the period ended at 12/31/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 13,115, before classified as Available for sale securities and disposed of R$ 12,570 in Government securities - Brazil and R$ 2,189 in Government securities - Latin America, classified as Held to maturity securities, with effect on te result of R$ (215) and R$ (47), respectively.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 12,113 (R$ 16,686 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	12/31/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	24,685	31,436	56,121	59.5%	5,203	1,276	1,653	2,610	8,238	37,141	38,608
Option agreements	19,316	2,900	22,216	23.6%	6,191	2,370	1,887	8,757	1,454	1,557	8,261
Forwards	1,693	-	1,693	1.8%	1,534	55	83	4	-	17	3,205
Credit derivatives	584	49	633	0.7%	2	1	25	26	19	560	282
NDF - Non Deliverable Forward	11,541	666	12,207	13.0%	2,227	2,565	2,254	2,478	1,614	1,069	5,377
Other derivative financial instruments	248	1,062	1,310	1.4%	714	130	5	2	6	453	650
Total	**58,067**	**36,113**	**94,180**	**100.0%**	**15,871**	**6,397**	**5,907**	**13,877**	**11,331**	**40,797**	**56,383**
% per maturity date					17.0%	7.0%	6.0%	15.0%	12.0%	43.0%	
Total 12/31/2023	**35,496**	**20,887**	**56,383**	**100.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	
% per maturity date					19.2%	9.6%	5.1%	9.9%	16.8%	39.4%	

	12/31/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(32,137)	(20,327)	(52,464)	60.2%	(4,301)	(1,889)	(2,403)	(3,665)	(10,021)	(30,185)	(35,872)
Option agreements	(16,950)	(4,585)	(21,535)	24.7%	(2,970)	(1,853)	(2,174)	(10,219)	(1,065)	(3,254)	(9,902)
Forwards	(1,372)	2	(1,370)	1.6%	(1,354)	-	-	(2)	-	(14)	(2,941)
Credit derivatives	(794)	(1)	(795)	0.9%	-	-	(153)	(58)	(6)	(578)	(149)
NDF - Non Deliverable Forward	(10,375)	(386)	(10,761)	12.3%	(2,048)	(2,884)	(2,235)	(1,676)	(1,415)	(503)	(4,478)
Other derivative financial instruments	(75)	(175)	(250)	0.3%	(29)	(9)	(5)	(1)	(15)	(191)	(153)
Total	**(61,703)**	**(25,472)**	**(87,175)**	**100.0%**	**(10,702)**	**(6,635)**	**(6,970)**	**(15,621)**	**(12,522)**	**(34,725)**	**(53,495)**
% per maturity date					12.0%	8.0%	8.0%	18.0%	14.0%	40.0%	
Total 12/31/2023	**(34,309)**	**(19,186)**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	
% per maturity date					15.3%	4.0%	6.8%	14.6%	14.0%	45.3%	

The result of derivative financial instruments totaled R$ 16,895 (R$ (1,974) from 01/01 to 12/31/2023).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2024	12/31/2023	12/31/2024	12/31/2024	12/31/2024	12/31/2023
Future contracts	**868,983**	**844,005**	-	-	-	-
Purchase commitments	**322,323**	**267,803**	-	-	-	-
Shares	11,490	6,721	-	-	-	-
Commodities	1,266	774	-	-	-	-
Interest	275,950	236,105	-	-	-	-
Foreign currency	33,617	24,203	-	-	-	-
Commitments to sell	**546,660**	**576,202**	-	-	-	-
Shares	14,438	6,580	-	-	-	-
Commodities	6,878	4,982	-	-	-	-
Interest	490,906	547,150	-	-	-	-
Foreign currency	34,438	17,490	-	-	-	-
Swap contracts			**(7,452)**	**11,109**	**3,657**	**2,736**
Asset position	**2,844,414**	**2,396,474**	**24,685**	**31,436**	**56,121**	**38,608**
Shares	24,730	369	128	(45)	83	13
Commodities	147	708	1	4	5	20
Interest	2,613,244	2,213,528	15,244	28,561	43,805	33,537
Foreign currency	206,293	181,869	9,312	2,916	12,228	5,038
Liability position	**2,844,414**	**2,396,474**	**(32,137)**	**(20,327)**	**(52,464)**	**(35,872)**
Shares	30,542	3,416	(1,484)	985	(499)	(207)
Commodities	757	2,088	-	(4)	(4)	(33)
Interest	2,586,466	2,175,623	(18,388)	(19,136)	(37,524)	(30,524)
Foreign currency	226,649	215,347	(12,265)	(2,172)	(14,437)	(5,108)
Option contracts	**2,344,908**	**1,667,345**	**2,366**	**(1,685)**	**681**	**(1,641)**
Purchase commitments - long position	**426,405**	**242,411**	**15,665**	**3,969**	**19,634**	**5,544**
Shares	57,450	42,934	13,310	15	13,325	4,596
Commodities	4,761	3,130	252	114	366	157
Interest	313,649	162,429	709	2,772	3,481	686
Foreign currency	50,545	33,918	1,394	1,068	2,462	105
Commitments to sell - long position	**745,130**	**588,977**	**3,651**	**(1,069)**	**2,582**	**2,717**
Shares	66,670	45,623	1,351	35	1,386	1,445
Commodities	1,762	1,409	59	(4)	55	60
Interest	623,203	521,735	162	(153)	9	380
Foreign currency	53,495	20,210	2,079	(947)	1,132	832
Purchase commitments - short position	**431,763**	**215,969**	**(14,118)**	**(5,536)**	**(19,653)**	**(6,056)**
Shares	53,380	41,220	(11,592)	262	(11,330)	(3,954)
Commodities	4,822	1,799	(153)	(85)	(238)	(81)
Interest	312,807	143,310	(680)	(4,166)	(4,846)	(1,807)
Foreign currency	60,754	29,640	(1,693)	(1,546)	(3,239)	(214)
Commitments to sell - short position	**741,610**	**619,988**	**(2,832)**	**950**	**(1,882)**	**(3,846)**
Shares	66,041	46,400	(1,130)	(256)	(1,386)	(2,123)
Commodities	2,720	2,947	(124)	-	(124)	(170)
Interest	623,629	545,657	(159)	134	(25)	(391)
Foreign currency	49,220	24,984	(1,419)	1,072	(347)	(1,162)
Forward operations	**5,272**	**6,020**	**321**	**2**	**323**	**264**
Purchases receivable	**327**	**2,533**	**327**	-	**327**	**2,531**
Shares	37	38	37	(1)	36	36
Interest	290	2,495	290	1	291	2,495
Purchases payable obligations	-	-	**(305)**	-	**(305)**	**(2,511)**
Commodities	-	-	(15)	-	(15)	-
Interest	-	-	(290)	-	(290)	(16)
Foreign currency	-	-	-	-	-	(2,495)
Sales receivable	**2,110**	**2,867**	**1,366**	-	**1,366**	**674**
Shares	286	225	281	1	282	223
Commodities	18	16	18	-	18	19
Interest	-	1	1,066	(1)	1,065	432
Foreign currency	1,806	2,625	1	-	1	-
Sales deliverable obligations	**2,835**	**620**	**(1,067)**	**2**	**(1,065)**	**(430)**
Interest	1,066	431	(1,066)	4	(1,062)	(430)
Foreign currency	1,769	189	(1)	(2)	(3)	-
Credit derivatives	**100,812**	**53,033**	**(210)**	**48**	**(162)**	**133**
Asset position	**72,064**	**38,069**	**584**	**49**	**633**	**282**
Shares	4,976	4,255	94	80	174	144
Commodities	26	15	-	-	-	-
Interest	67,062	33,799	490	(31)	459	138
Liability position	**28,748**	**14,964**	**(794)**	**(1)**	**(795)**	**(149)**
Shares	2,963	1,347	(41)	(78)	(119)	(30)
Commodities	-	1	-	-	-	-
Interest	25,785	13,616	(753)	77	(676)	(119)
NDF - Non Deliverable Forward	**632,408**	**316,620**	**1,166**	**280**	**1,446**	**899**
Asset position	**316,826**	**175,223**	**11,541**	**666**	**12,207**	**5,377**
Commodities	2,689	2,406	284	(32)	252	224
Foreign currency	314,137	172,817	11,257	698	11,955	5,153
Liability position	**315,582**	**141,397**	**(10,375)**	**(386)**	**(10,761)**	**(4,478)**
Commodities	3,854	2,734	(310)	5	(305)	(146)
Foreign currency	311,728	138,663	(10,065)	(391)	(10,456)	(4,332)
Other derivative financial instruments	**18,490**	**8,717**	**173**	**887**	**1,060**	**497**
Asset position	**16,011**	**6,575**	**248**	**1,062**	**1,310**	**650**
Shares	1,137	855	(1)	25	24	17
Commodities	143	196	-	6	6	4
Interest	7,057	5,490	249	188	437	166
Foreign currency	7,674	34	-	843	843	463
Liability position	**2,479**	**2,142**	**(75)**	**(175)**	**(250)**	**(153)**
Shares	1,970	1,385	(5)	(20)	(25)	(15)
Commodities	184	209	-	(6)	(6)	(4)
Interest	275	388	(36)	(86)	(122)	(22)
Foreign currency	50	160	(34)	(63)	(97)	(112)
		Asset	**58,067**	**36,113**	**94,180**	**56,383**
		Liability	**(61,703)**	**(25,472)**	**(87,175)**	**(53,495)**
		Total	**(3,636)**	**10,641**	**7,005**	**2,888**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2024	12/31/2023
Future contracts	205,732	342,884	113,961	206,406	868,983	844,005
Swap contracts	442,179	391,153	329,901	1,681,181	2,844,414	2,396,474
Option contracts	845,197	289,010	1,139,171	71,530	2,344,908	1,667,345
Forwards	1,535	758	2,962	17	5,272	6,020
Credit derivatives	7,044	21,839	17,740	54,189	100,812	53,033
NDF - Non Deliverable Forward	159,559	235,623	113,305	123,921	632,408	316,620
Other derivative financial instruments	5,245	3,139	782	9,324	18,490	8,717

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2024						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**868,953**	**123,051**	**2,169,517**	**3,897**	**49,473**	**237,917**	**106**
Over-the-counter market	**30**	**2,721,363**	**175,391**	**1,375**	**51,339**	**394,491**	**18,384**
Financial institutions	-	2,443,581	103,011	1,356	51,339	160,989	6,190
Companies	30	251,138	69,469	19	-	228,292	12,194
Individuals	-	26,644	2,911	-	-	5,210	-
Total	**868,983**	**2,844,414**	**2,344,908**	**5,272**	**100,812**	**632,408**	**18,490**
Total 12/31/2023	**844,005**	**2,396,474**	**1,667,345**	**6,020**	**53,033**	**316,620**	**8,717**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2024			12/31/2023		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(37,067)	27,708	(9,359)	(20,268)	14,027	(6,241)
TRS	(36,037)	-	(36,037)	(18,738)	-	(18,738)
Total	**(73,104)**	**27,708**	**(45,396)**	**(39,006)**	**14,027**	**(24,979)**

The effect of the risk received on the reference equity (Note 21c) was R$ 62 (R$ 171 at 12/31/2023).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	12/31/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	110,405	2,672	2,672	107,677	2,728
Hedge of assets transactions	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of assets denominated in UF	39,842	-	(54)	(54)	39,894	(54)
Hedge of funding	-	9,732	3	(61)	9,735	3
Hedge of loan operations	10,955	-	44	59	10,910	44
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,606	(193)	(90)	1,437	(193)
Hedge of funding	-	1,176	(11)	(11)	1,165	(11)
Total	120,012	122,919	(1,122)	(1,069)	236,045	(1,066)

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	119,464	(1,086)	(1,071)	120,550	(1,086)
Hedge of assets transactions	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	41,761	-	1,132	830	42,570	1,132
Hedge of assets denominated in UF	10,664	-	21	21	10,704	21
Hedge of funding	-	5,993	(95)	(162)	5,899	(95)
Hedge of loan operations	18,449	-	185	211	18,265	184
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,287	35	123	1,323	35
Hedge of funding	-	2,300	(12)	(12)	2,288	(12)
Total	78,269	129,044	176	(64)	208,993	175

1) Recorded under heading Other comprehensive income.

Hedge instruments	12/31/2024						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	172,904	76	133	(855)	(911)	56	(285)
Forward	33,218	-	132	(45)	(45)	-	-
Swaps	27,321	106	31	38	38	-	(59)
Foreign exchange risk (4)							
Futures	1,186	4	-	(181)	(181)	-	(3)
Forward	1,416	34	15	(23)	(23)	-	-
Total	**236,045**	**220**	**311**	**(1,066)**	**(1,122)**	**56**	**(347)**

Hedge instruments	12/31/2023						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk (4)							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (25) (R$ (318) at 12/31/2023).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	12/31/2024						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	37,116	-	37,423	-	307	37,116	(304)
Hedge of funding	-	25,287	-	25,088	199	25,287	(199)
Hedge of available for sale securities	66,138	-	63,099	-	(3,039)	67,610	3,039
Hedge of other financial assets	35,548	-	34,377	-	(1,171)	34,269	1,171
Foreign exchange risk							
Hedge of firm commitments	-	90	-	112	(22)	297	22
Total	**138,802**	**25,377**	**134,899**	**25,200**	**(3,726)**	**164,579**	**3,729**

Strategies	12/31/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of available for sale securities	41,291	-	41,058	-	(233)	38,383	243
Hedge of other financial assets	27,316	-	27,517	-	201	26,349	(201)
Foreign exchange risk							
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**81,199**	**16,569**	**81,172**	**16,454**	**88**	**93,870**	**(79)**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 1,450 (R$ 253 at 12/31/2023) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	12/31/2024				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	124,184	2,697	827	645	8
Other Derivatives	7,999	-	8,005	1,785	-
Futures	32,099	153	-	1,277	(5)
Foreign exchange risk					
Futures	297	-	-	22	-
Total	**164,579**	**2,850**	**8,832**	**3,729**	**3**

Hedge instruments	12/31/2023				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	70,416	1,402	781	(878)	7
Other Derivatives	1,784	-	1,985	1,215	-
Futures	21,425	63	5	(420)	2
Foreign exchange risk					
Futures	245	1	-	4	-
Total	**93,870**	**1,466**	**2,771**	**(79)**	**9**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	12/31/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	23,701	-	(15,242)	(15,242)	19,363	(15,313)
Total	**23,701**	**-**	**(15,242)**	**(15,242)**	**19,363**	**(15,313)**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	18,849	-	(11,919)	(11,919)	19,208	(12,189)
Total	**18,849**	**-**	**(11,919)**	**(11,919)**	**19,208**	**(12,189)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (1,349) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2024						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	5,234	21	-	(6,052)	(6,010)	(42)	-
Future / NDF - Non Deliverable Forward	7,933	129	107	(2,098)	(2,055)	(43)	(1)
Future / Financial Assets	6,196	6,490	1,961	(7,163)	(7,177)	14	-
Total	**19,363**	**6,640**	**2,068**	**(15,313)**	**(15,242)**	**(71)**	**(1)**

Hedge instruments	12/31/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,109	10	-	(5,596)	(5,553)	(43)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(3,796)	(3,560)	(236)	(104)
Future / Financial Assets	4,560	5,525	350	(2,797)	(2,806)	9	-
Total	**19,208**	**5,655**	**407**	**(12,189)**	**(11,919)**	**(270)**	**32**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of highly probable forecast transactions	1,437	-	-	-	-	-	-	1,437
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of assets denominated in UF	16,801	23,093	-	-	-	-	-	39,894
Hedge of funding (Cash flow)	9,404	504	-	126	415	451	-	10,900
Hedge of loan operations (Cash flow)	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of loan operations (Market risk)	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of funding (Market risk)	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of available for sale securities	14,339	10,267	5,623	5,749	5,210	22,624	3,798	67,610
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge of net investment in foreign operations [1]	19,363	-	-	-	-	-	-	19,363
Hedge of other financial assets (Market risk)	715	885	870	16,580	2,178	11,635	1,406	34,269
Hedge of firm commitments (Market risk)	297	-	-	-	-	-	-	297
Total	**181,081**	**95,241**	**41,273**	**36,973**	**19,390**	**40,123**	**5,906**	**419,987**

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of loan operations (Market risk)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of funding (Market risk)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of available for sale securities	8,892	7,244	3,452	2,945	5,185	7,424	3,241	38,383
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of net investment in foreign operations [1]	19,208	-	-	-	-	-	-	19,208
Hedge of other financial assets (Market risk)	199	321	6,609	1,351	6,999	7,749	3,121	26,349
Hedge of firm commitments (Market risk)	245	-	-	-	-	-	-	245
Total	**147,755**	**57,677**	**38,683**	**26,888**	**21,092**	**23,311**	**6,665**	**322,071**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2024		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.3)	(26.8)	(129.3)
Currency Coupon	Foreign Exchange Coupon Rates	0.2	(200.9)	(381.1)
Foreign Currency	Foreign Exchange Rates	(2.5)	33.2	22.6
Price Indices	Inflation Coupon Rates	-	(8.3)	(21.6)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	2.3	174.3	332.4
Other	Exposures that do not fall under the definitions above	-	(40.1)	(85.3)
Total		**(0.3)**	**(68.6)**	**(262.3)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2024		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.9)	(4,673.9)	(8,996.3)
Currency Coupon	Foreign Exchange Coupon Rates	(1.4)	(435.5)	(831.1)
Foreign Currency	Foreign Exchange Rates	4.2	(29.2)	(0.9)
Price Indices	Inflation Coupon Rates	0.7	(71.9)	(183.4)
TR	TR Coupon Rates	(1.1)	(353.9)	(671.6)
Equities	Prices of Equities	5.1	104.1	192.0
Other	Exposures that do not fall under the definitions above	-	(40.1)	(85.3)
Total		**(5.4)**	**(5,500.4)**	**(10,576.6)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2c VII.

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	12/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**508,886**	**133,034**	**97,867**	**30,087**	**7,513**	**4,086**	**5,212**	**4,046**	**19,044**	**809,775**	**713,222**
Loans and discounted trade receivables	215,504	108,097	75,442	23,282	5,244	3,099	3,919	3,393	17,187	455,167	404,645
Financing	98,339	9,932	18,593	4,347	1,268	448	805	280	1,079	135,091	115,256
Farming financing	18,481	3,935	503	29	25	9	22	8	8	23,020	20,311
Real estate financing	176,562	11,070	3,329	2,429	976	530	466	365	770	196,497	173,010
Lease operations	**2,883**	**3,800**	**852**	**454**	**125**	**80**	**17**	**30**	**102**	**8,343**	**7,677**
Credit card operations	**3,677**	**124,297**	**18,991**	**1,943**	**910**	**1,042**	**996**	**1,359**	**5,811**	**159,026**	**149,442**
Advance on exchange contracts (1)	**11,431**	**488**	**233**	**31**	**12**	**16**	**3**	**1**	**1**	**12,216**	**9,986**
Other sundry receivables (2)	**31,255**	**497**	**675**	**44**	**40**	**16**	**103**	**49**	**96**	**32,775**	**27,035**
Total operations with credit granting characteristics	**558,132**	**262,116**	**118,618**	**32,559**	**8,600**	**5,240**	**6,331**	**5,485**	**25,054**	**1,022,135**	**907,362**
Financial guarantees provided (3)										**123,915**	**102,622**
Total with Financial guarantees provided	**558,132**	**262,116**	**118,618**	**32,559**	**8,600**	**5,240**	**6,331**	**5,485**	**25,054**	**1,146,050**	**1,009,984**
Total operations with credit granting characteristics at 12/31/2023	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	

1) Includes advances on exchange contracts and income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 71,297 (R$ 70,035 at 12/31/2023), Other credits - Operations with credit granting characteristics R$ 96,458 (R$ 86,410 at 12/31/2023) and Lease operations R$ 29 (R$ 52 at 12/31/2023), and the total fair value of these operations is R$ 167,784 (R$ 156,497 at 12/31/2023).

II - By maturity and risk level

	12/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	3,446	3,364	1,957	1,384	1,795	1,466	9,046	22,458	23,186
01 to 30	-	-	123	127	72	52	76	63	488	1,001	1,139
31 to 60	-	-	116	143	70	49	76	57	462	973	973
61 to 90	-	-	101	126	66	44	68	52	421	878	855
91 to 180	-	-	282	297	170	122	179	138	1,112	2,300	2,464
181 to 365	-	-	469	497	298	207	327	257	1,843	3,898	4,011
Over 365 days	-	-	2,355	2,174	1,281	910	1,069	899	4,720	13,408	13,744
Overdue installments	-	-	803	985	1,095	1,061	1,436	2,178	11,437	18,995	21,149
01 to 14	-	-	13	47	29	18	29	23	193	352	375
15 to 30	-	-	757	171	148	59	107	64	379	1,685	1,732
31 to 60	-	-	33	733	205	255	209	151	627	2,213	2,388
61 to 90	-	-	-	23	682	78	360	173	654	1,970	2,361
91 to 180	-	-	-	11	31	615	688	1,710	2,321	5,376	6,128
181 to 365	-	-	-	-	-	36	43	57	7,168	7,304	8,018
Over 365 days	-	-	-	-	-	-	-	-	95	95	147
Subtotal (a)	-	-	4,249	4,349	3,052	2,445	3,231	3,644	20,483	41,453	44,335
Subtotal 12/31/2023	-	-	4,159	4,844	3,526	3,522	4,017	4,864	19,403	44,335	
	Non-overdue operations										
Falling due installments	557,455	260,997	114,039	28,013	5,239	2,756	3,016	1,808	4,502	977,825	858,895
01 to 30	51,935	64,169	20,055	3,954	583	235	427	183	518	142,059	125,417
31 to 60	32,512	28,353	8,734	2,083	328	100	100	74	281	72,565	65,132
61 to 90	27,116	18,537	7,378	1,679	268	332	77	56	330	55,773	47,562
91 to 180	56,931	37,534	14,416	3,524	410	194	230	143	532	113,914	106,568
181 to 365	79,948	36,423	18,602	5,104	839	263	287	231	687	142,384	123,786
Over 365 days	309,013	75,981	44,854	11,669	2,811	1,632	1,895	1,121	2,154	451,130	390,430
Overdue up to 14 days	677	1,119	330	197	309	39	84	33	69	2,857	4,132
Subtotal (b)	558,132	262,116	114,369	28,210	5,548	2,795	3,100	1,841	4,571	980,682	863,027
Subtotal 12/31/2023	449,660	277,711	83,187	31,510	6,214	3,324	2,805	4,627	3,989	863,027	
	12/31/2024										
Total Portfolio (a+b)	558,132	262,116	118,618	32,559	8,600	5,240	6,331	5,485	25,054	1,022,135	907,362
Allowance [2]	(1,720)	(2,185)	(3,257)	(3,253)	(2,579)	(2,620)	(4,431)	(5,452)	(25,054)	(51,596)	(55,380)
Current provision										(25,422)	(26,830)
Non-current provision										(26,174)	(28,550)
	12/31/2023										
Total Portfolio	449,660	277,711	87,346	36,354	9,740	6,846	6,822	9,491	23,392	907,362	
Allowance [2]	(2,161)	(2,423)	(3,036)	(3,351)	(2,429)	(3,422)	(4,775)	(9,454)	(23,392)	(55,380)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.
2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 29,203 (R$ 31,434 at 12/31/2023).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	12/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1]						
Falling due installments	-	-	737	797	630	333	168	140	1,774	4,579	5,684
01 to 30	-	-	44	49	30	17	10	7	100	257	310
31 to 60	-	-	44	47	29	17	10	7	96	250	291
61 to 90	-	-	39	43	27	15	8	7	87	226	262
91 to 180	-	-	111	116	75	42	23	19	228	614	731
181 to 365	-	-	182	191	133	71	39	32	375	1,023	1,211
Over 365 days	-	-	317	351	336	171	78	68	888	2,209	2,879
Overdue installments	-	-	235	270	286	426	459	708	3,859	6,243	7,530
01 to 14	-	-	2	24	16	8	4	4	44	102	124
15 to 30	-	-	229	35	16	16	16	5	72	389	428
31 to 60	-	-	4	207	40	139	51	13	130	584	719
61 to 90	-	-	-	3	210	27	168	27	162	597	813
91 to 180	-	-	-	1	4	236	220	659	641	1,761	2,149
181 to 365	-	-	-	-	-	-	-	-	2,808	2,808	3,268
Over 365 days	-	-	-	-	-	-	-	-	2	2	29
Subtotal (a)	-	-	972	1,067	916	759	627	848	5,633	10,822	13,214
Subtotal 12/31/2023	-	-	1,073	1,474	958	1,094	859	1,156	6,600	13,214	
					Non-overdue operations						
Falling due installments	38,072	88,234	24,917	2,784	472	378	347	236	923	156,363	142,534
01 to 30	3,559	34,801	5,365	209	54	65	67	32	171	44,323	39,841
31 to 60	2,225	15,208	2,725	169	34	41	36	19	85	20,542	18,265
61 to 90	1,879	9,221	1,860	148	28	31	27	15	61	13,270	12,866
91 to 180	5,026	16,382	3,905	369	61	66	58	34	124	26,025	23,321
181 to 365	8,094	9,513	3,723	568	80	63	57	42	133	22,273	20,147
Over 365 days	17,289	3,109	7,339	1,321	215	112	102	94	349	29,930	28,094
Overdue up to 14 days	90	343	103	22	7	7	11	3	13	599	749
Subtotal (b)	38,162	88,577	25,020	2,806	479	385	358	239	936	156,962	143,283
Subtotal 12/31/2023	36,755	89,695	10,943	2,964	610	619	453	327	917	143,283	
					12/31/2024						
Total Portfolio (a+b)	38,162	88,577	25,992	3,873	1,395	1,144	985	1,087	6,569	167,784	156,497
Allowance [2]	(192)	(885)	(2,191)	(394)	(423)	(595)	(711)	(1,086)	(6,569)	(13,046)	(13,679)
Current provision										(7,401)	(10,451)
Non-current provision										(5,645)	(3,228)
					12/31/2023						
Total Portfolio	36,755	89,695	12,016	4,438	1,568	1,713	1,312	1,483	7,517	156,497	
Allowance [2]	(183)	(897)	(865)	(445)	(474)	(881)	(930)	(1,487)	(7,517)	(13,679)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 7,851 (R$ 9,712 at 12/31/2023).

III - By business sector

	12/31/2024	%	12/31/2023	%
Public Sector	**6,322**	**0.6%**	**4,159**	**0.5%**
Petrochemical and chemical	447	-	209	-
State and local governments	2,763	0.3%	2,397	0.3%
Sundry	3,112	0.3%	1,553	0.2%
Private sector	**1,015,813**	**99.4%**	**903,203**	**99.5%**
Companies	**468,580**	**45.9%**	**401,208**	**44.2%**
Sugar and alcohol	3,648	0.4%	4,261	0.4%
Agribusiness and fertilizers	26,520	2.6%	22,978	2.5%
Food and beverage	26,574	2.6%	19,940	2.2%
Banks and other financial institutions	16,277	1.6%	14,081	1.6%
Capital assets	10,988	1.1%	8,222	0.9%
Pulp and paper	6,467	0.6%	4,215	0.5%
Publishing and printing	2,999	0.3%	2,387	0.3%
Electronic and IT	11,290	1.1%	8,317	0.9%
Packaging	5,828	0.6%	4,520	0.5%
Energy and sewage	7,812	0.8%	7,537	0.8%
Education	3,707	0.4%	3,557	0.4%
Pharmaceuticals and cosmetics	14,833	1.4%	11,478	1.3%
Real estate agents	44,373	4.3%	39,049	4.3%
Entertainment and tourism	9,204	0.9%	7,986	0.9%
Wood and furniture	6,836	0.7%	6,796	0.7%
Construction materials	8,126	0.8%	7,406	0.8%
Steel and metallurgy	14,300	1.4%	12,758	1.4%
Media	854	0.1%	875	0.1%
Mining	5,405	0.5%	4,830	0.6%
Infrastructure work	9,873	1.0%	8,943	0.9%
Oil and gas (1)	9,531	0.9%	9,727	1.1%
Petrochemical and chemical	12,411	1.2%	10,524	1.2%
Health care	5,562	0.5%	5,799	0.6%
Insurance, reinsurance and pension plans	213	-	321	-
Telecommucations	3,147	0.3%	2,773	0.3%
Third sector	127	-	2,919	0.3%
Tradings	5,927	0.6%	3,872	0.4%
Transportation	33,279	3.3%	30,326	3.4%
Domestic appliances	3,858	0.4%	3,000	0.3%
Vehicles and autoparts	27,063	2.6%	22,107	2.5%
Clothing and shoes	7,513	0.7%	6,236	0.7%
Commerce - sundry	33,096	3.2%	30,372	3.3%
Industry - sundry	5,732	0.6%	5,737	0.6%
Services - sundry	51,705	5.1%	44,021	4.9%
Sundry	33,502	3.3%	23,338	2.6%
Individuals	**547,233**	**53.5%**	**501,995**	**55.3%**
Credit cards	153,275	15.0%	144,392	15.9%
Mortgage loans	180,245	17.6%	158,424	17.4%
Consumer loans / checking account	176,927	17.3%	165,749	18.3%
Vehicles	36,786	3.6%	33,430	3.7%
Grand total	**1,022,135**	**100.0%**	**907,362**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 85.7% is held by individuals (84.5% at 12/31/2023) and 14.3% by Companies (15.5% at 12/31/2023).

IV - Financial guarantees provided by type

Type of guarantee	12/31/2024		12/31/2023	
	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	34,598	(420)	32,165	(436)
Sundry bank guarantees	62,734	(431)	52,702	(347)
Other financial guarantees provided	13,787	(131)	10,083	(94)
Restricted to the distribution of marketable securities by Public Offering	5,695	(5)	2,677	(3)
Restricted to bids, auctions, service provision or execution of works	4,143	(33)	2,766	(42)
Restricted to international trade of goods	1,571	(22)	1,078	(13)
Restricted to supply of goods	1,387	(3)	1,151	(2)
Total	**123,915**	**(1,045)**	**102,622**	**(937)**

b) Credit concentration

Loan, lease and other credit operations (1)	12/31/2024		12/31/2023	
	Risk	% of total	Risk	% of total
Largest debtor	6,658	0.6%	5,378	0.5%
10 largest debtors	44,294	3.9%	34,637	3.4%
20 largest debtors	66,408	5.8%	54,100	5.4%
50 largest debtors	106,980	9.3%	87,440	8.7%
100 largest debtors	148,565	13.0%	121,686	12.0%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	12/31/2024	12/31/2023
Opening balance - 01/01	**(55,380)**	**(56,590)**
Net increase for the period	(33,086)	(36,155)
Minimum	(35,984)	(36,871)
Financial Guarantees Provided	(108)	(150)
Additional	3,006	866
Write-Off	37,865	36,823
Other	(995)	542
Closing balance	**(51,596)**	**(55,380)**
Minimum	(37,204)	(38,090)
Financial Guarantees Provided	(1,045)	(937)
Additional (1)	(13,347)	(16,353)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (209) (R$ (177) at 12/31/2023).

At 12/31/2024, the balance of the provision regarding the loan portfolio is equivalent to 5.0% (6.1% at 12/31/2023).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	12/31/2024	12/31/2023
Opening balance - 01/01	**(13,679)**	**(14,552)**
Net increase for the period	(11,093)	(11,415)
Minimum	(10,266)	(11,713)
Additional	(827)	298
Write-Off	11,726	12,288
Closing balance	**(13,046)**	**(13,679)**
Minimum	(9,124)	(10,584)
Additional	(3,922)	(3,095)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	12/31/2024			12/31/2023		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	34,622	(15,228)	44.0%	39,022	(15,310)	39.2%
(-) Renegotiated loans overdue up to 30 days [1]	(10,604)	3,976	37.5%	(12,162)	3,681	30.3%
Renegotiated loans overdue over 30 days [1]	24,018	(11,252)	46.8%	26,860	(11,629)	43.3%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans of the Lease Portfolio are R$ 83 (R$ 60 at 12/31/2023).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 5,351 (R$ 6,271 at 12/31/2023), and its respective provision for losses is R$ (2,388) (R$ (2,917) at 12/31/2023).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2024					12/31/2023	01/01 to 12/31/2024	01/01 to 12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	3	-	10,075	10,078	6,684	2,603	(142)
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	8	-	10,075	10,083	6,686	(2,604)	142
Net revenue from restricted operations							(1)	-

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2024				12/31/2023			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	115	112	115	111	139	140	139	139
Working capital	397	397	397	397	502	502	502	502
Total	**512**	**509**	**512**	**508**	**641**	**642**	**641**	**641**

1) Under Other liabilities Sundry.

From 01/01 to 12/31/2024 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 424 (R$ 219 from 01/01 to 12/31/2023), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	12/31/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	-	-	-	-	-	-	-	-	-	-	15
Existing allowance [(1)]	-	-	-	-	-	-	-	-	-	-	(2)
National Support Program for Micro and Small Companies (PRONAMPE)	1,504	1,222	12,658	54	13	8	195	362	1	16,017	11,740
Existing allowance [(2)]	-	(6)	(127)	(2)	(1)	(2)	(98)	(254)	(1)	(491)	(383)
Emergency Program for Access to Credit (PEAC FGI)	15,368	518	3,492	197	105	45	242	145	123	20,235	12,221
Existing allowance [(2)]	-	(3)	(35)	(6)	(10)	(14)	(121)	(101)	(123)	(413)	(312)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2c IV.

a) Summary

	12/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	382,251	90,134	53,767	528,589	1,054,741	951,352
Deposits received under securities repurchase agreements	343,516	21,378	1,458	43,304	409,656	389,311
Funds from acceptances and issuance of securities	47,155	38,587	40,067	206,311	332,120	301,635
Borrowing and onlending	13,243	53,485	41,856	26,529	135,113	99,788
Subordinated debt	27	-	-	45,197	45,224	46,677
Total	**786,192**	**203,584**	**137,148**	**849,930**	**1,976,854**	**1,788,763**
% per maturity date	39.8%	10.3%	6.9%	43.0%	100.0%	
Total - 12/31/2023	**715,794**	**168,900**	**140,540**	**763,529**	**1,788,763**	
% per maturity date	40.0%	9.4%	7.9%	42.7%	100.0%	

b) Deposits

	12/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**250,840**	**90,134**	**53,767**	**528,589**	**923,330**	**837,804**
Savings deposits	180,730	-	-	-	180,730	174,765
Interbank deposits	1,486	1,242	3,726	770	7,224	6,448
Time deposits	68,624	88,892	50,041	527,819	735,376	656,591
Non-interest bearing deposits	**131,411**	**-**	**-**	**-**	**131,411**	**113,548**
Demand deposits	124,920	-	-	-	124,920	105,634
Other deposits	6,491	-	-	-	6,491	7,914
Total	**382,251**	**90,134**	**53,767**	**528,589**	**1,054,741**	**951,352**
% per maturity date	36.2%	8.5%	5.1%	50.2%	100.0%	
Total – 12/31/2023	**347,885**	**78,984**	**53,949**	**470,534**	**951,352**	
% per maturity date	36.6%	8.3%	5.7%	49.4%	100.0%	

c) Deposits received under securities repurchase agreements

	12/31/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**163,681**	**15,239**	**-**	**2**	**178,922**	**178,775**
Government securities	136,615	-	-	-	136,615	147,656
Corporate securities	26,182	15,093	-	-	41,275	30,714
Own issue	-	-	-	2	2	8
Foreign	884	146	-	-	1,030	397
Third-party portfolio	**129,536**	**-**	**-**	**-**	**129,536**	**134,807**
Free portfolio	**50,299**	**6,139**	**1,458**	**43,302**	**101,198**	**75,729**
Total	**343,516**	**21,378**	**1,458**	**43,304**	**409,656**	**389,311**
% per maturity date	83.8%	5.2%	0.4%	10.6%	100.0%	
Total - 12/31/2023	**352,451**	**1,181**	**4,200**	**31,479**	**389,311**	
% per maturity date	90.5%	0.3%	1.1%	8.1%	100.0%	

d) Funds from acceptances and issuance of securities

	12/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**42,179**	**33,529**	**33,096**	**127,626**	**236,430**	**228,414**
Financial bills	1,953	13,569	8,356	46,205	70,083	81,197
Real estate credit bills	19,538	11,189	6,144	15,241	52,112	48,955
Rural credit bills	18,742	4,204	11,857	14,941	49,744	39,072
Guaranteed real estate bills	1,946	4,567	6,739	51,239	64,491	59,190
Foreign loans through securities	**4,367**	**3,895**	**5,903**	**62,114**	**76,279**	**62,999**
Brazil risk note programme	3,163	685	556	4,585	8,989	7,758
Structure note issued	257	1,408	904	7,885	10,454	8,409
Bonds	-	481	4,119	38,267	42,867	36,324
Fixed rate notes	938	9	-	9,390	10,337	6,810
Eurobonds	7	1,102	47	46	1,202	832
Mortgage notes	2	-	15	39	56	76
Other	-	210	262	1,902	2,374	2,790
Funding from structured operations certificates	**609**	**1,163**	**1,068**	**16,571**	**19,411**	**10,222**
Total	**47,155**	**38,587**	**40,067**	**206,311**	**332,120**	**301,635**
% per maturity date	14.2%	11.6%	12.1%	62.1%	100.0%	
Total - 12/31/2023	**5,799**	**39,333**	**54,993**	**201,510**	**301,635**	
% per maturity date	2.0%	13.0%	18.2%	66.8%	100.0%	

The fair value of Funding from structured operations certificates is R$ 21,280 (R$ 11,448 at 12/31/2023).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.53% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	12/31/2024	12/31/2023
Real estate loans	71,038	63,114
Government securities - Brazil	6,433	3,384
Total asset portfolio	**77,471**	**66,498**
Total adjusted asset portfolio	**77,471**	**66,498**
Liabilities for issue of LIGs	**64,491**	**59,190**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	12/31/2024		12/31/2023	
Breakdown		**91.7%**		**94.9%**
Sufficiency				
Notional amount		120.1%		112.4%
Present value under stress		100.3%		113.2%
Weighted average term				
Of the asset portfolio	135.7	months	141.6	months
Of outstanding LIGs	32.3	months	38.9	months
Liquidity				
Net assets		11,960		5,224

e) Borrowing and onlending

	12/31/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**12,848**	**51,546**	**37,652**	**15,124**	**117,170**	**86,701**
In Brazil	2,853	-	-	-	2,853	3,902
Foreign (1)	9,995	51,546	37,652	15,124	114,317	82,799
Onlending - In Brazil – Official Institutions	**395**	**1,939**	**4,204**	**11,405**	**17,943**	**13,087**
BNDES	86	446	2,343	5,084	7,959	3,864
FINAME	308	1,382	1,689	5,907	9,286	8,519
Other	1	111	172	414	698	704
Total	**13,243**	**53,485**	**41,856**	**26,529**	**135,113**	**99,788**
% per maturity date	10.0%	39.0%	31.0%	20.0%	100.0%	
Total - 12/31/2023	**9,658**	**48,567**	**27,398**	**14,165**	**99,788**	
% per maturity date	9.7%	48.7%	27.5%	14.1%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

	12/31/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills	-	-	-	25,541	25,541	20,256
Euronotes	-	-	-	12,230	12,230	19,262
Bonds	27	-	-	7,426	7,453	7,159
Total	**27**	**-**	**-**	**45,197**	**45,224**	**46,677**
% per maturity date	0.1%	-	-	99.9%	100.0%	
Total - 12/31/2023	**1**	**835**	**-**	**45,841**	**46,677**	
% per maturity date	-	1.8%	-	98.2%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 12,267 (R$ 19,315 at 12/31/2023) with maturity over 365 days and Subordinated financial bills in the amount of R$ 25,540 (R$ 20,256 at 12/31/2023) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,294	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,033	1,052
	50	2019	2028	CDI + 0.72%	-	71
	2,281	2019	2029	CDI + 0.75%	-	3,227
	450	2020	2029	CDI + 1.85%	715	633
	106	2020	2030	IPCA + 4.64%	166	151
	1,556	2020	2030	CDI + 2%	2,486	2,199
	5,488	2021	2031	CDI + 2%	8,443	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,027	1,029
	1,161	2023	2034	102% of CDI	1,198	1,141
	108	2023	2034	CDI + 0.2%	112	107
	122	2023	2034	10.63%	126	121
	700	2023	Perpetual	CDI + 1.9%	712	713
	107	2023	2034	IPCA + 5.48%	114	106
	530	2024	2034	100% of CDI	541	-
	3,100	2024	2034	CDI + 0.65%	3,226	-
	1,000	2024	Perpetual	CDI + 0.9%	1,033	-
	2,830	2024	Perpetual	CDI + 1.1%	2,834	-
	470	2024	2039	102% of CDI	481	-
				Total	**25,541**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	-	6,042
	750	2018	Perpetual	7.86%	4,746	3,709
	750	2019	2029	4.50%	-	3,640
	700	2020	Perpetual	4.63%	4,404	3,441
	501	2021	2031	3.88%	3,080	2,430
				Total	**12,230**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,578	1,366
	97,962	2009	2035	4.75%	1,248	1,060
	1,060,250	2010	2032	4.35%	124	105
	1,060,250	2010	2035	3.90% to 3.96%	286	242
	1,060,250	2010	2036	4.48%	1,363	1,152
	1,060,250	2010	2038	3.93%	993	839
	1,060,250	2010	2040	4.15% to 4.29%	765	647
	1,060,250	2010	2042	4.45%	373	315
	57,168	2014	2034	3.80%	488	412
				Total	**7,218**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	208	186
	780,392	2014	2024	LIB	-	835
				Total	**208**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	22	-
	878	2024	2024	7.18%	5	-
				Total	**27**	**-**
Total					**45,224**	**46,677**

Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Unearned premiums (PPNG)	4,780	4,054	10	11	-	-	4,790	4,065
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	18	16	300,246	265,177	-	-	300,264	265,193
Redemptions and other unsettled amounts (PVR)	19	5	891	630	-	-	910	635
Financial surplus (PEF)	-	-	710	729	-	-	710	729
Unsettled claims (PSL)	484	475	14	85	-	-	498	560
Claims / events incurred but not reported (IBNR)	408	410	24	26	-	-	432	436
Related expenses (PDR/PDC)	34	29	55	53	-	-	89	82
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,990	3,146	3,990	3,146
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	9	8	9	8
Other provisions	120	140	-	-	-	-	120	140
Total technical provisions (a)	**5,863**	**5,129**	**301,950**	**266,711**	**3,999**	**3,154**	**311,812**	**274,994**
Current	**4,182**	**3,838**	**915**	**805**	**3,999**	**3,154**	**9,096**	**7,797**
Non-current	**1,681**	**1,291**	**301,035**	**265,906**	**-**	**-**	**302,716**	**267,197**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Interbank investments	**1,007**	**285**	**445**	**1,142**	**1,175**	**750**	**2,627**	**2,177**
Securities and derivative financial instruments	**2,773**	**3,288**	**302,704**	**266,521**	**3,146**	**2,543**	**308,623**	**272,352**
PGBL / VGBL fund quotas (1)	-	-	287,919	253,286	-	-	287,919	253,286
Other government securities and corporate securities	2,773	3,288	14,785	13,235	3,146	2,543	20,704	19,066
Receivables from insurance and reinsurance operations (2)	**2,493**	**1,743**	**198**	**85**	**-**	**-**	**2,691**	**1,828**
Credit rights	2,164	1,387	-	-	-	-	2,164	1,387
Other credits	329	356	198	85	-	-	527	441
Total Guarantee Assets (b)	**6,273**	**5,316**	**303,347**	**267,748**	**4,321**	**3,293**	**313,941**	**276,357**
Total Excess Coverage (b-a)	**410**	**187**	**1,397**	**1,037**	**322**	**139**	**2,129**	**1,363**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2024				12/31/2023
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		3,203	7,821	2,141	13,165	13,261
(-) Provisions guaranteed by indemnity clause	2c X	(205)	(962)	-	(1,167)	(1,159)
Subtotal		2,998	6,859	2,141	11,998	12,102
Adjustment / Interest		122	515	-	637	417
Changes in the period reflected in income		1,487	3,539	325	5,351	4,045
Increase		2,062	3,958	325	6,345	5,005
Reversal		(575)	(419)	-	(994)	(960)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)	(4,566)
Subtotal		3,038	7,542	1,066	11,646	11,998
(+) Provisions guaranteed by indemnity clause	2c X	169	671	-	840	1,167
Closing balance		3,207	8,213	1,066	12,486	13,165
Current		1,535	3,443	115	5,093	6,562
Non-current		1,672	4,770	951	7,393	6,603
Closing balance at 12/31/2023		3,203	7,821	2,141	13,165	

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		12/31/2024			12/31/2023
	Note	Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		2,634	3,945	6,579	6,214
(-) Provisions guaranteed by indemnity clause	2c X	-	(79)	(79)	(75)
Subtotal		2,634	3,866	6,500	6,139
Adjustment / Interest		129	414	543	382
Changes in the period reflected in income		(174)	(100)	(274)	373
Increase		27	34	61	722
Reversal		(201)	(134)	(335)	(349)
Payment		(8)	(121)	(129)	(394)
Subtotal		2,581	4,059	6,640	6,500
(+) Provisions guaranteed by indemnity clause	2c X	-	83	83	79
Closing balance		2,581	4,142	6,723	6,579
Current		-	-	-	-
Non-current		2,581	4,142	6,723	6,579
Closing balance at 12/31/2023		2,634	3,945	6,579	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,219: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,389.

- PIS and COFINS – Calculation Basis – R$ 741: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 719.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,480 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,048 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 52,872 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 11,552: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 8,412: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,957: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,141: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,886: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,356: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 5,933: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,965: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 358 (R$ 943 at 12/31/2023) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

	Note	12/31/2024				12/31/2023
		Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,961	2,094	9,607	13,662	13,277
Investment fund quotas		458	74	2	534	574
Surety		73	60	5,320	5,453	5,683
Insurance bond		2,024	1,716	18,692	22,432	21,011
Guarantee by government securities		-	-	361	361	325
Total		**4,516**	**3,944**	**33,982**	**42,442**	**40,870**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	12/31/2024	12/31/2023
Foreign exchange portfolio	10b	172,239	126,945
Trading and intermediation of securities		24,867	19,494
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,662	13,277
Operations without credit granting characteristics, net of provisions		9,906	10,325
Income receivable		3,956	3,442
Sundry domestic		5,670	5,941
Receivables from insurance and reinsurance operations		2,440	2,137
Sundry foreign		4,524	771
Net amount receivables from reimbursement of provisions	9c	358	943
Assets of post-employment benefit plans	19e	301	343
Other		3,305	2,061
Total		**241,228**	**185,679**
Current		**217,298**	**163,615**
Non-current		**23,930**	**22,064**

b) Foreign exchange portfolio

	Note	12/31/2024	12/31/2023
Assets - other receivables	**10a**	**172,239**	**126,945**
Exchange purchase pending settlement – foreign currency		99,957	68,796
Bills of exchange and term documents – foreign currency		-	2
Exchange sale rights – local currency		72,979	59,076
(Advances received) – local currency		(697)	(929)
Liabilities – other liabilities	**2a, 10d**	**169,591**	**129,303**
Exchange sales pending settlement – foreign currency		70,259	60,244
Liabilities from purchase of foreign currency – local currency		99,212	68,936
Other		120	123
Offsetting accounts		**5,031**	**3,914**
Outstanding import credits – foreign currency		1,910	1,997
Confirmed export credits – foreign currency		3,121	1,917

c) Prepaid expenses

	12/31/2024	12/31/2023
Publicity and advertising	1,099	1,272
Commissions related to software maintenance	1,645	1,000
Commissions	538	417
Related to insurance and pension plan	15	20
Related to vehicle financing	2	9
Other	521	388
Credit Card Operating Expenses	807	893
Legal Protection Insurance	144	165
Municipal Tax	1	10
Other	1,619	1,347
Total	**5,853**	**5,104**
Current	**4,962**	**4,115**
Non-current	**891**	**989**

d) Other liabilities - Sundry

	Note	12/31/2024	12/31/2023
Foreign exchange portfolio	10b	169,591	129,303
Payment transactions		72,638	71,403
Trading and intermediation of securities		22,243	19,336
Charging and collection of taxes and similar		373	520
Social and statutory		12,487	10,675
Transactions related to credit assignments	6f	512	641
Provisions for sundry payments		2,630	2,788
Sundry foreign		10,386	3,516
Sundry domestic		5,679	4,283
Personnel provision		2,731	2,386
Funds to be released		4,795	1,699
Obligations on official agreements and rendering of payment services		2,433	2,035
Liabilities from post-employment benefit plans	19e	2,361	2,772
Income receivable		1,874	1,339
Other		2,517	1,956
Total		**313,250**	**254,652**
Current		**299,696**	**242,391**
Non-current		**13,554**	**12,261**

e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2c XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 12/31/2024	01/01 to 12/31/2023
Credit and debit cards	19,761	21,203
Current account services	6,379	6,877
Asset management	8,723	7,910
Funds	7,250	6,596
Consortia	1,473	1,314
Credit operations and Financial guarantees provided	3,014	2,797
Credit operations	1,403	1,353
Financial guarantees provided	1,611	1,444
Collection services	2,126	2,031
Advisory services and Brokerage	4,928	3,600
Custody services	641	602
Other	3,608	3,115
Total	**49,180**	**48,135**

f) Personnel expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023
Compensation, Payroll charges, Welfare benefits, Dismissals and Training	(23,432)	(22,436)
Employees' profit sharing and Share-based payment	(7,868)	(6,689)
Total	**(31,300)**	**(29,125)**

g) Other administrative expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(8,198)	(7,963)
Data processing and telecommunications	(5,221)	(5,048)
Installations and Materials	(3,376)	(3,496)
Depreciation and amortization	(5,619)	(4,892)
Advertising, promotions and publicity	(1,976)	(1,996)
Other	(1,727)	(1,477)
Total	**(26,117)**	**(24,872)**

h) Other operating expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023
Selling - credit cards	(5,845)	(5,803)
Selling of non-financial products	(5,006)	(3,273)
Operations without no credit granting characteristics, net of provision	861	(1,199)
Amortization of goodwill	(446)	(307)
Claims losses	(491)	(691)
Refund of interbank costs	(544)	(449)
Impairment	(383)	(338)
Other	(2,613)	(1,761)
Total	**(14,467)**	**(13,821)**

Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income

Due on operations for the period	01/01 to 12/31/2024	01/01 to 12/31/2023
Income before income tax and social contribution	**49,413**	**41,324**
Charges (income tax and social contribution) at the rates in effect	(22,236)	(18,597)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	1,484	1,126
Interest on capital	5,559	5,419
Other non-deductible expenses net of non taxable income [(1)]	3,528	2,093
Income tax and social contribution expenses	**(11,665)**	**(9,959)**
Related to temporary differences		
Increase / (reversal) for the period	3,763	2,949
(Expenses) / Income related to deferred taxes	**3,763**	**2,949**
Total income tax and social contribution expenses	**(7,902)**	**(7,010)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023
PIS and COFINS	(7,325)	(7,369)
ISS	(1,620)	(1,636)
Other	(877)	(943)
Total	**(9,822)**	**(9,948)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,788) (R$ (1,730) from 01/01 to 12/31/2023) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according regulations established by Law No. 14,031, of July 28, 2020.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2024	12/31/2023	12/31/2023	Realization / Reversal	Increase	12/31/2024
Reflected in income			**60,390**	**(15,464)**	**21,473**	**66,399**
Provision for loan losses	102,371	95,508	41,274	(6,430)	9,928	44,772
Related to tax losses and social contribution loss carryforwards			1,997	(350)	382	2,029
Provision for profit sharing	7,749	6,578	2,794	(2,794)	3,258	3,258
Provision for devaluation of securities with permanent impairment	3,219	2,731	1,228	(1,214)	1,433	1,447
Adjustments to fair value of Trading securities and Derivative financial instruments	792	123	61	(61)	337	337
Adjustments of operations carried out on the futures settlement market	1,749	-	-	-	883	883
Goodwill on purchase of investments	187	237	91	(17)	-	74
Provisions	14,381	13,453	5,869	(2,354)	2,762	6,277
Civil lawsuits	3,038	2,998	1,227	(730)	742	1,239
Labor claims	7,201	6,510	2,867	(1,509)	1,816	3,174
Tax and social security obligations	4,142	3,945	1,775	(115)	204	1,864
Legal obligations	919	720	279	(15)	111	375
Provision related to health insurance operations	977	955	382	(52)	60	390
Other non-deductible provisions	15,285	16,053	6,415	(2,177)	2,319	6,557
Reflected in stockholders' equity			**3,119**	**(421)**	**2,924**	**5,622**
Adjustments to fair value of available for sale securities	9,745	4,328	2,175	(421)	2,524	4,278
Cash flow hedge	870	240	120	-	314	434
Post-employment benefits	2,021	1,830	824	-	86	910
Total (1)	**160,265**	**142,756**	**63,509**	**(15,885)**	**24,397**	**72,021**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 16,252 (R$ 13,946 at 12/31/2023) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,202 (R$ 1,278 at 12/31/2023), Provision for loan losses of R$ 13,506 (R$ 11,260 at 12/31/2023), Administrative provisions of R$ 166 (R$ 107 at 12/31/2023), Provisions for legal, tax and social security obligations of R$ 505 (R$ 397 at 12/31/2023), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 8 (R$ 106 at 12/31/2023), and Provision for reward program of R$ 200 (R$ 180 at 12/31/2023).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2023	Realization / Reversal	Increase	12/31/2024
Reflected in income	**5,207**	**(2,460)**	**4,859**	**7,606**
Depreciation in excess – finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,581	(9)	191	1,763
Post-employment benefits	15	(15)	260	260
Adjustments to fair value of trading securities and derivative financial instruments	1,594	(1,594)	4,038	4,038
Adjustments of operations carried out on the future settlement market	450	(450)	-	-
Other	1,437	(369)	370	1,438
Reflected in stockholders' equity	**1,060**	**(19)**	**1,463**	**2,504**
Adjustments to fair value of available for sale securities	1,052	(15)	1,463	2,500
Post-employment benefits	8	(4)	-	4
Total (1)	**6,267**	**(2,479)**	**6,322**	**10,110**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 627 (R$ 632 at 12/31/2023) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 397 (R$ 360 at 12/31/2023), Adjustments to fair value of available for sale securities of R$ 102 (R$ 17 at 12/31/2023), Depreciation in excess - finance lease of R$ 105 (R$ 128 at 12/31/2023), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 3 (R$ 107 at 12/31/2023).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2025	12,512	17.9%	285	14.0%	12,797	17.8%	-	-	(1,364)	13.5%	11,433	18.4%
2026	8,138	11.6%	116	5.7%	8,254	11.5%	-	-	(333)	3.3%	7,921	12.8%
2027	7,735	11.1%	65	3.2%	7,800	10.8%	-	-	(282)	2.8%	7,518	12.1%
2028	7,343	10.5%	66	3.3%	7,409	10.3%	-	-	(432)	4.3%	6,977	11.3%
2029	7,007	10.0%	137	6.8%	7,144	9.9%	-	-	(879)	8.7%	6,265	10.1%
After 2029	27,257	38.9%	1,360	67.0%	28,617	39.7%	65	100.0%	(6,820)	67.4%	21,862	35.3%
Total	**69,992**	**100.0%**	**2,029**	**100.0%**	**72,021**	**100.0%**	**65**	**100.0%**	**(10,110)**	**100.0%**	**61,976**	**100.0%**
Present Value (1)	**54,422**		**1,458**		**55,880**		**44**		**(7,041)**		**48,883**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2024, deferred tax assets not accounted for correspond to R$ 88 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	12/31/2024	12/31/2023
Taxes and contributions on income payable		6,398	6,153
Other taxes and contributions payable		5,276	4,054
Legal obligations	9b II	2,581	2,634
Total		**14,255**	**12,841**
Current		**10,333**	**9,841**
Non-current		**3,922**	**3,000**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 1,852 (R$ 1,220 at 12/31/2023) and are represented by Legal obligations of R$ 991 (R$ 962 at 12/31/2023) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 861 (R$ 258 at 12/31/2023).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2023						Changes from 01/01 to 12/31/2024										
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net Income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 12/31/2024	Equity in earnings of subsidiaries from 01/01 to 12/31/2023
Subsidiaries																	
In Brazil	**172,006**	**(3,749)**	**1,253**	**(24)**	**-**	**169,486**	**-**	**(16,021)**	**31,773**	**49**	**1,206**	**33,108**	**6,954**	**(1,372)**	**(452)**	**191,703**	**33,085**
Itaú Unibanco S.A.	144,681	(3,720)	1,084	(21)	-	142,024	-	(11,432)	26,672	35	1,310	28,017	6,954	(975)	1,966	166,554	28,643
Redecard Instituição de Pagamento S.A.	9,484	-	1	(3)	-	9,482	-	(1,366)	649	-	-	649	-	(61)	-	8,724	776
Banco Itaucard S.A.	5,126	1	6	-	-	5,133	-	(199)	217	-	-	217	-	-	(5,100)	51	297
Banco Itaú BBA S.A.	3,427	(26)	86	-	-	3,487	-	(98)	796	(1)	-	795	-	(74)	(4,110)	-	1,346
Itaú Corretora de Valores S.A.	3,206	-	11	-	-	3,217	-	(220)	298	-	-	298	-	-	-	3,295	449
Itauseg Participações S.A.	3,217	-	-	-	-	3,217	-	(1,300)	844	-	-	844	(1)	(211)	(10)	2,539	781
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,124	(4)	-	-	-	1,120	-	(39)	134	-	-	134	-	(1)	(1)	1,213	76
Other Participation	1,741	-	65	-	-	1,806	-	(1,377)	2,163	15	(24)	2,154	1	(60)	6,803	9,327	718
Foreign	**8,393**	**607**	**-**	**(1)**	**102**	**9,101**	**(45)**	**(1,440)**	**2,525**	**-**	**3**	**2,528**	**1,359**	**48**	**288**	**11,839**	**1,864**
Banco Itaú Chile	4,524	270	-	(2)	102	4,894	(45)	(153)	404	-	-	404	661	61	-	5,822	435
Banco Itaú Uruguay S.A.	3,127	134	-	4	-	3,265	-	(986)	1,901	-	-	1,901	546	(13)	-	4,713	1,206
Other Participation	742	203	-	(3)	-	942	-	(301)	220	-	3	223	152	-	288	1,304	223
Total	**180,399**	**(3,142)**	**1,253**	**(25)**	**102**	**178,587**	**(45)**	**(17,461)**	**34,298**	**49**	**1,209**	**35,636**	**8,313**	**(1,324)**	**(164)**	**203,542**	**34,949**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 12/31/2024	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	70,450	166,558	26,672	3,514,908,377	3,404,188,272	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	45,033	3,347	348,595,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	50	51	217	2,531,224,947	13,593,462	-	100.00%	100.00%
Banco Itaú BBA S.A.	-	-	796	-	-	-	-	-
Itaú Corretora de Valores S.A.	1,600	3,296	298	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,961	9,611	3,196	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,213	134	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	16,770	21,952	1,537	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	633	4,709	1,901	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 500 (R$ 7 from 01/01 to 12/31/2023) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 9,986 (R$ (2,186) from 01/01 to 12/31/2023).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	12/31/2024			12/31/2023			01/01 to 12/31/2024		01/01 to 12/31/2023	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,273,107	14,122	214,218	2,008,271	14,648	153,723	7,747	34,862	1,401	29,736
Redecard Instituição de Pagamento S.A.	128,999	95	66,005	127,263	85	65,904	(1)	3,346	2	3,998
Banco Itaucard S.A.	1,367	-	1,315	15,882	-	2,832	-	217	-	297
Banco Itaú BBA S.A. (1)	-	-	-	4,836	67	739	114	910	72	1,393
Itaú Corretora de Valores S.A.	6,773	17	3,204	8,459	11	4,828	-	298	-	447
Itauseg Participações S.A.	9,950	1	-	12,468	1	26	(423)	2,492	127	2,830
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,394	73	3	1,288	71	12	-	135	5	81
Foreign										
Banco Itaú Chile	209,747	60	15,049	186,971	12	12,081	271	1,808	1,322	3,011
Banco Itaú Uruguay S.A.	50,991	-	4,158	35,804	-	2,891	(13)	1,888	34	1,240

1) Company spun-off by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

Note 13 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c XIII, 2c XV.

Fixed Assets	12/31/2024					12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**9,700**	**(3,945)**	**(244)**	**5,511**	**5,115**
Land		1,943	-	-	1,943	1,984
Buildings and Improvements	4% to 10%	7,757	(3,945)	(244)	3,568	3,131
Other fixed assets		**15,681**	**(12,044)**	**(68)**	**3,569**	**3,908**
Installations and Furniture	10% to 20%	3,524	(2,693)	(17)	814	801
Data processing systems	20% to 50%	9,367	(7,991)	(51)	1,325	1,751
Other [1]	10% to 20%	2,790	(1,360)	-	1,430	1,356
Total		**25,381**	**(15,989)**	**(312)**	**9,080**	**9,023**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

There were no contractual commitments for the purchase of fixed assets realizable in 2024.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c XIV, 2c XV.

	Goodwill and intagible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**11,959**	**2,227**	**5,230**	**19,577**	**7,585**	**46,578**
Acquisitions	135	-	412	4,125	863	**5,535**
Termination / disposals	-	(7)	(5)	(269)	(591)	**(872)**
Exchange variation	1,017	162	262	138	121	**1,700**
Other	-	(16)	(7)	(3)	-	**(26)**
Balance at 12/31/2024	**13,111**	**2,366**	**5,892**	**23,568**	**7,978**	**52,915**
Amortization						
Balance at 12/31/2023	**(8,724)**	**(1,242)**	**(3,710)**	**(8,422)**	**(3,766)**	**(25,864)**
Amortization expenses	(738)	(82)	(448)	(3,048)	(1,278)	**(5,594)**
Termination / disposals	-	6	4	1	591	**602**
Exchange variation	(759)	(76)	(162)	(88)	(116)	**(1,201)**
Other	-	16	(2)	-	-	**14**
Balance at 12/31/2024	**(10,221)**	**(1,378)**	**(4,318)**	**(11,557)**	**(4,569)**	**(32,043)**
Impairment						
Balance at 12/31/2023	**(1,197)**	**(648)**	**(174)**	**(1,089)**	**-**	**(3,108)**
Increase	-	-	-	(237)	(100)	**(337)**
Exchange variation	(160)	(81)	-	-	-	**(241)**
Balance at 12/31/2024	**(1,357)**	**(729)**	**(174)**	**(1,326)**	**(100)**	**(3,686)**
Book value						
Balance at 12/31/2024	**1,533**	**259**	**1,400**	**10,685**	**3,309**	**17,186**
Balance at 12/31/2023	**2,038**	**337**	**1,346**	**10,066**	**3,819**	**17,606**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,313) (R$ (1,249) from 01/01 to 12/31/2023), is disclosed under the heading Expenses related to financial operations.

Goodwill and Intangible Assets from Incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 756 (R$ 1,218 at 12/31/2023).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares [1]	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result of delivery of treasure shares		-	(26,405,838)	(26,405,838)	877
Treasury shares [1]	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Number of total shares at the end of the period [2]	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	
Number of total shares at the end of the period [2]	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 12/31/2024:

	12/31/2024	
Cost / Market value	**Common**	**Preferred**
Minimum	-	31.42
Weighted Average	-	32.83
Maximum	-	33.66
Treasury Shares		
Average cost	-	32.43
Market value on the last day of the base date	26.90	30.73

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	12/31/2024
Statutory individual net income	37,318
Adjustments:	
(-) Legal reserve - 5% [1]	(1,406)
Dividend calculation basis	**35,912**
Minimum mandatory dividend - 25%	8,978
Dividends and Interest on Capital Paid / Accrued / Identified	**25,724**

1) Legal reserve must be constituted up to the limit of 20% of the Capital.

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**6,729**	**(1,009)**	**5,720**
Interest on capital - 11 monthly installment paid from February to December 2024	0.0150	1,901	(285)	1,616
Interest on capital - paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - paid on 08/30/2024	0.2134	2,458	(368)	2,090
Accrued (Recorded in Other Liabilities – Social and Statutory)		**5,886**	**(882)**	**5,004**
Interest on capital - 1 monthly installment paid on 01/02/2025	0.0150	173	(26)	147
Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025	0.2320	2,673	(400)	2,273
Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025	0.2640	3,040	(456)	2,584
Identified in Profit reserves in Stockholders' Equity		**15,489**	**(489)**	**15,000**
Interest on capital	0.2834	3,260	(489)	2,771
Dividends	1.2509	12,229	-	12,229
Total - 01/01 to 12/31/2024		**28,104**	**(2,380)**	**25,724**
Total - 01/01 to 12/31/2023		**23,315**	**(1,847)**	**21,468**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	12/31/2024	12/31/2023
Capital reserves	**2,729**	**2,617**
Premium on subscription of shares	284	284
Share-based payment	2,444	2,332
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves [1]	**106,866**	**93,729**
Legal [2]	18,146	16,740
Statutory [3]	73,231	65,989
Special revenue [4]	15,489	11,000

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2024 and 12/31/2023.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Net income		Stockholders' equity	
	01/01 to 12/31/2024	01/01 to 12/31/2023	12/31/2024	12/31/2023
ITAÚ UNIBANCO HOLDING	**37,318**	**33,389**	**202,142**	**182,505**
Amortization of goodwill	(3)	(3)	3	6
Hedge in foreign operations	(709)	(595)	(1,380)	(1,950)
Other	3,625	577	290	227
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**40,231**	**33,368**	**201,055**	**180,788**

e) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2024	12/31/2023	01/01 to 12/31/2024	01/01 to 12/31/2023
Banco Itaú Chile	7,149	5,937	(501)	(525)
Itaú Colombia S.A.	21	18	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	717	830	(209)	(140)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	1,032	379	(153)	68
Other	483	983	(96)	(74)
Total	**9,402**	**8,147**	**(959)**	**(671)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2024	01/01 to 12/31/2023
Partner Plan	(336)	(264)
Share-based plan	(482)	(473)
Total	**(818)**	**(737)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	**62,425,428**	**48,253,812**
New	23,264,639	24,920,268
Delivered	(7,991,750)	(9,533,753)
Cancelled	(3,394,551)	(1,214,899)
Closing balance	**74,303,766**	**62,425,428**
Weighted average of remaining contractual life (years)	**2.19**	**2.36**
Market value weighted average (R$)	**26.93**	**21.88**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	**43,494,634**	**44,230,077**
New	20,149,613	21,725,220
Delivered	(20,728,831)	(22,097,907)
Cancelled	(714,417)	(362,756)
Closing balance	**42,200,999**	**43,494,634**
Weighted average of remaining contractual life (years)	**0.84**	**0.89**
Market value weighted average (R$)	**32.50**	**25.76**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	12/31/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	820	-	820	321
Loan operations	-	141	448	589	679
Securities and derivative financial instruments (assets and liabilities)	527	373	3,211	4,111	4,720
Other receivables and other assets	-	437	54	491	397
Total assets	**527**	**1,771**	**3,713**	**6,011**	**6,117**
Liabilities					
Deposits	-	(129)	(1,157)	(1,286)	(1,398)
Deposits received under securities repurchase agreements	-	(279)	(71)	(350)	(194)
Funds from acceptances and issuance of securities	-	(29)	(146)	(175)	(82)
Other liabilities	(2)	(13)	(1,576)	(1,591)	(1,089)
Total liabilities	**(2)**	**(450)**	**(2,950)**	**(3,402)**	**(2,763)**
	01/01 to 12/31/2024				01/01 to 12/31/2023
Statement of Income					
Income related to financial operations	156	91	914	1,161	850
Expenses related to financial operations	-	(74)	(482)	(556)	(318)
Other operating revenues / (expenses)	14	(167)	(839)	(992)	(263)
Income	**170**	**(150)**	**(407)**	**(387)**	**269**

ITAÚ UNIBANCO HOLDING	12/31/2024					12/31/2023
	Parent companies	Subsidiaries (1)	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	47,517	-	-	47,517	48,753
Loan operations	-	10	-	267	277	14
Securities and derivative financial instruments (assets and liabilities)	-	12,239	-	2	12,241	3,251
Other receivables and other assets	-	118	-	-	118	184
Total assets	**-**	**59,884**	**-**	**269**	**60,153**	**52,202**
Liabilities						
Deposits	-	(91,510)	-	-	(91,510)	(82,553)
Deposits received under securities repurchase agreements	-	(7,056)	-	-	(7,056)	-
Funds from acceptances and issuance of securities	-	(43)	-	-	(43)	(124)
Interbank and Interbranch accounts (assets and liabilities)	-	(902)	-	-	(902)	(3,123)
Other liabilities	-	(29,003)	-	-	(29,003)	(27,977)
Total liabilities	**-**	**(128,514)**	**-**	**-**	**(128,514)**	**(113,777)**
	01/01 to 12/31/2024					01/01 to 12/31/2023
Statement of Income						
Income related to financial operations	-	2,506	-	-	2,506	5,165
Expenses related to financial operations	-	(9,329)	-	-	(9,329)	(9,648)
Other operating revenues / (expenses)	-	(7)	-	-	(7)	(144)
Income	**-**	**(6,830)**	**-**	**-**	**(6,830)**	**(4,627)**

1) Companies related in Note 2c I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 191, Liabilities of R$ (7,641) and Result of R$ 19 (R$ 185, R$ (7,099) at 12/31/2023 and R$ (62) from 01/01 to 12/31/2023, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3,608) (R$ (3,242) from 01/01 to 12/31/2023) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 12/31/2024	01/01 to 12/31/2023
Fees	(711)	(686)
Profit sharing	(321)	(275)
Post-employment benefits	(10)	(6)
Share-based payment plan	(229)	(179)
Total	**(1,271)**	**(1,146)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c VIII.

a) Assets and liabilities measured at fair value

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	12/31/2024				12/31/2023			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**220,520**	**315,719**	**55**	**536,294**	**202,403**	**283,006**	**66**	**485,475**
Government securities - Brazil	**204,960**	**2,792**	**-**	**207,752**	**187,425**	**7,864**	**-**	**195,289**
Financial treasury bills	48,463	-	-	48,463	12,244	-	-	12,244
National treasury bills	46,497	-	-	46,497	79,221	-	-	79,221
National treasury notes	98,985	2,792	-	101,777	93,097	7,864	-	100,961
Brazilian external debt bonds	11,015	-	-	11,015	2,863	-	-	2,863
Government securities - Latin America	**4,725**	**-**	**-**	**4,725**	**2,920**	**-**	**-**	**2,920**
Government securities - Abroad	**1,055**	**-**	**-**	**1,055**	**1,052**	**-**	**-**	**1,052**
Corporate securities	**9,780**	**25,008**	**55**	**34,843**	**11,006**	**21,856**	**66**	**32,928**
Shares	4,319	-	-	4,319	3,878	-	-	3,878
Rural product note	-	192	-	192	-	146	-	146
Bank deposit certificates	-	50	-	50	-	30	-	30
Real estate receivables certificates	60	358	5	423	135	1,114	1	1,250
Fund quotas	**1,280**	**19,441**	**-**	**20,721**	**225**	**15,050**	**-**	**15,275**
Credit rights	-	17,727	-	17,727	-	12,694	-	12,694
Fixed income	-	1,681	-	1,681	-	1,837	-	1,837
Variable income	1,280	33	-	1,313	225	519	-	744
Debentures	2,089	2,106	50	4,245	4,156	1,956	60	6,172
Eurobonds and other	1,987	23	-	2,010	2,520	-	5	2,525
Financial bills	-	592	-	592	-	2,541	-	2,541
Promissory and commercial notes	-	53	-	53	-	435	-	435
Other	45	2,193	-	2,238	92	584	-	676
PGBL / VGBL fund quotas	**-**	**287,919**	**-**	**287,919**	**-**	**253,286**	**-**	**253,286**
Available for sale securities	**156,294**	**145,386**	**3,012**	**304,692**	**142,514**	**119,355**	**1,984**	**263,853**
Government securities - Brazil	**82,951**	**-**	**64**	**83,015**	**71,517**	**902**	**90**	**72,509**
Financial treasury bills	47,061	-	-	47,061	24,445	-	-	24,445
National treasury bills	12,115	-	-	12,115	19,177	-	-	19,177
National treasury notes	17,808	-	-	17,808	20,423	902	-	21,325
National treasury / securitization	-	-	64	64	-	-	90	90
Brazilian external debt bonds	5,967	-	-	5,967	7,472	-	-	7,472
Government securities - Latin America	**35,869**	**-**	**-**	**35,869**	**36,694**	**-**	**-**	**36,694**
Government securities - Abroad	**14,344**	**932**	**-**	**15,276**	**13,626**	**-**	**-**	**13,626**
Corporate securities	**23,130**	**144,454**	**2,948**	**170,532**	**20,677**	**118,453**	**1,894**	**141,024**
Shares	670	19,562	105	20,337	662	18,567	264	19,493
Rural product note	-	60,277	-	60,277	-	42,240	-	42,240
Bank deposit certificates	-	83	-	83	-	44	-	44
Real estate receivables certificates	175	3,995	95	4,265	179	2,846	123	3,148
Fixed income fund quotas	-	18	-	18	-	18	-	18
Debentures	18,085	40,624	2,656	61,365	16,200	41,562	1,490	59,252
Eurobonds and other	3,894	1,650	-	5,544	3,473	937	-	4,410
Financial bills	-	454	-	454	-	346	-	346
Promissory and commercial notes	-	14,816	15	14,831	-	10,650	17	10,667
Other	306	2,975	77	3,358	163	1,243	-	1,406
Non-financial assets	**2,345**	**-**	**-**	**2,345**	**-**	**-**	**-**	**-**
Other receivables - Sundry	**-**	**1,612**	**-**	**1,612**	**-**	**1,351**	**-**	**1,351**
Other liabilities - Sundry	**-**	**(544)**	**-**	**(544)**	**-**	**(560)**	**-**	**(560)**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities

	12/31/2024				12/31/2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**5**	**93,808**	**367**	**94,180**	**6**	**56,112**	**265**	**56,383**
Swap contracts – Adjustment receivable	-	55,799	322	56,121	-	38,364	244	38,608
Option contracts	-	22,190	26	22,216	-	8,260	1	8,261
Forward contracts	-	1,675	18	1,693	-	3,186	19	3,205
Credit derivatives	-	632	1	633	-	281	1	282
NDF - Non Deliverable Forward	-	12,207	-	12,207	-	5,377	-	5,377
Other derivative financial instruments	5	1,305	-	1,310	6	644	-	650
Liabilities	**(67)**	**(86,933)**	**(175)**	**(87,175)**	**(112)**	**(53,003)**	**(380)**	**(53,495)**
Swap contracts – Adjustment payable	-	(52,312)	(152)	(52,464)	-	(35,509)	(363)	(35,872)
Option contracts	-	(21,527)	(8)	(21,535)	-	(9,901)	(1)	(9,902)
Forward contracts	-	(1,355)	(15)	(1,370)	-	(2,925)	(16)	(2,941)
Credit derivatives	-	(795)	-	(795)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(10,761)	-	(10,761)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(67)	(183)	-	(250)	(112)	(41)	-	(153)

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and Other non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**66**	**(83)**	**-**	**340**	**(237)**	**(31)**	**55**	**(104)**
Corporate securities	**66**	**(83)**	**-**	**340**	**(237)**	**(31)**	**55**	**(104)**
Real estate receivable certificate	1	1	-	7	-	(4)	5	(7)
Debentures	60	(83)	-	323	(230)	(20)	50	(97)
Eurobonds and other	5	(1)	-	10	(7)	(7)	-	-
Available for sale securities	**1,984**	**(477)**	**339**	**981**	**(413)**	**598**	**3,012**	**(613)**
Government securities - Brazil	**90**	**(21)**	**(5)**	**-**	**-**	**-**	**64**	**17**
Corporate securities	**1,894**	**(456)**	**344**	**981**	**(413)**	**598**	**2,948**	**(630)**
Shares	264	32	2	-	(193)	-	105	(95)
Real estate receivable certificate	123	(16)	(11)	-	-	(1)	95	(71)
Debentures	1,490	(439)	439	614	(220)	772	2,656	(388)
Promissory notes	17	(4)	(62)	190	-	(126)	15	(10)
Other	-	(29)	(24)	177	-	(47)	77	(66)

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**265**	**162**	**-**	**206**	**(52)**	**(213)**	**367**	**253**
Swap contracts – Adjustment receivable	244	147	-	147	(9)	(207)	322	271
Option contracts	1	17	-	57	(43)	(6)	26	(19)
Forward contracts	19	(2)	-	-	-	-	17	-
Credit derivatives	1	-	-	1	-	-	2	1
Derivative financial instruments - Liabilities	**(380)**	**(215)**	**-**	**(243)**	**71**	**592**	**(175)**	**40**
Swap contracts – Adjustment payable	(363)	(234)	-	(201)	59	587	(152)	6
Option contracts	(1)	18	-	(42)	12	5	(8)	34
Forward contracts	(16)	1	-	-	-	-	(15)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		**12/31/2024**		**12/31/2023**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(7.2)	(0.5)	(3.0)	(0.3)
	II	(180.1)	(13.0)	(76.7)	(7.8)
	III	(360.8)	(25.8)	(154.0)	(15.6)
Commodities, Indexes and Shares	I	(5.4)	-	(13.1)	-
	II	(10.9)	-	(26.2)	-
Nonlinear	I	(25.1)	-	(0.1)	-
	II	(45.8)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2024		12/31/2023	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil deposits	160,698	160,698	145,404	145,404
Money market	235,809	235,809	235,989	235,989
Interbank deposits	66,778	66,778	50,991	50,993
Held to maturity securities	179,775	173,494	178,568	177,482
Loan, lease and other credit operations	1,022,135	1,024,177	907,362	914,489
(Provision for loan losses)	(47,420)	(47,420)	(52,019)	(52,019)
Liabilities				
Deposits	1,054,741	1,054,745	951,352	951,332
Deposits received under securities repurchase agreements	409,656	409,656	389,311	389,311
Funds from acceptances and issuance of securities	332,120	333,989	301,635	302,861
Borrowings and onlending	135,113	135,406	99,788	99,810
Subordinated debts	45,224	45,234	46,677	45,637
Allowance for financial guarantees provided and loan commitments	4,176	4,176	3,361	3,361

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2024	01/01 to 12/31/2023
Net income attributable to owners of the parent company	**40,231**	**33,368**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**40,016**	**33,153**
Common	20,268	16,775
Preferred	19,748	16,378
Total net income available to equity owners:		
Common	20,377	16,884
Preferred	19,854	16,484
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,831,104,001	4,840,883,862
Basic earnings per share – R$		
Common	4.11	3.41
Preferred	4.11	3.41

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2024	01/01 to 12/31/2023
Net income available to preferred equity owners	**19,854**	**16,484**
Dividends on preferred shares after dilution effects	165	115
Net income available to preferred equity owners considering preferred shares after the dilution effect	**20,019**	**16,599**
Net income available to ordinary equity owners	**20,377**	**16,884**
Dividend on preferred shares after dilution effects	(165)	(115)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**20,212**	**16,769**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,911,006,957	4,908,283,361
Preferred	4,831,104,001	4,840,883,862
Incremental as per share-based payment plans	79,902,956	67,399,499
Diluted earnings per share – R$		
Common	4.08	3.38
Preferred	4.08	3.38

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- **Defined Benefit Plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined Contribution Plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable Contribution Plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2024	12/31/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	11.59% p.a.	9.56% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Fixed income securities	**20,732**	**22,363**	**96.5%**	**94.2%**
Quoted in an active market	20,117	21,705	93.6%	91.4%
Non quoted in an active market	615	658	2.9%	2.8%
Variable income securities	**9**	**640**	**-**	**2.7%**
Quoted in an active market	4	630	-	2.7%
Non quoted in an active market	5	10	-	-
Structured investments	**120**	**128**	**0.6%**	**0.5%**
Non quoted in an active market	120	128	0.6%	0.5%
Real estate	**546**	**544**	**2.5%**	**2.3%**
Loans to participants	**83**	**79**	**0.4%**	**0.3%**
Total	**21,490**	**23,754**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 472 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

12/31/2024										
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amounts recognized in income (1+2+3+4)		2,226	(2,015)	(397)	(186)	105	(7)	98	(65)	(153)
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses [1]		-	-	-	-	64	-	64	-	64
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		(3,240)	2,762	290	(188)	(133)	6	(127)	88	(227)
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan [2]		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		(1,250)	1,808	-	558	-	-	-	191	749
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at end of the period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amount recognized in Assets	10a				17			284	-	301
Amount recognized in Liabilities	10d				(1,799)			-	(562)	(2,361)

12/31/2023										
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at end of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	10a				30			313	-	343
Amount recognized in Liabilities	10d				(1,996)			-	(776)	(2,772)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a.(On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 53, in Other comprehensive income is R$ 8 and in income/(expense) is R$ 2.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Retirement plan - FIU	17	70	69
Retirement plan - FUNBEP	94	453	91
Total [(1)]	**111**	**523**	**160**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [(1)]	2025	2026	2027	2028	2029	2030 to 2034
Pension plan - FIU	8.08	1,244	1,192	1,230	1,264	1,298	6,886
Pension plan - FUNBEP	7.60	716	733	750	767	782	4,084
Other post-employment benefits	7.29	85	91	72	45	47	258
Total		**2,045**	**2,016**	**2,052**	**2,076**	**2,127**	**11,228**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (Other comprehensive income) [(1)]	Present value of liability	Income	Stockholders' equity (Other comprehensive income) [(1)]
Discount rate						
Increase by 0.5 p.p.	(654)	-	242	(18)	-	18
Decrease by 0.5 p.p.	701	-	(264)	20	-	(20)
Mortality table						
Increase by 5%	(203)	-	77	(9)	-	9
Decrease by 5%	212	-	(81)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	44	-	(44)
Decrease by 1 p.p.	-	-	-	(38)	-	38

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 12/31/2024	01/01 to 12/31/2023
Foreign branches	11,840	1,783
Latin America consolidated (1)	4,181	4,010
Other foreign companies	4,218	160
Foreign consolidated	20,428	5,668

1) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management, which encourage the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

- **Risk Pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business.

- **Operational excellence:** ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services.

- **Ethics and respect for regulations:** at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, that perform delegated duties in the risk and capital management, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of defense, namely:

- 1st line of defense: business areas and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks.

- 2nd line of defense: risk area, an independent unit that provides central control, ensuring that risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed and are supported by risk management principles (risk appetite, policies, established procedures and dissemination of the risk culture in the business). This centralized control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure, to ensure correct and timely corporate decisions.

- 3rd line of defense: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

b) Risk Management

Risk Appetite

Risk Appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, which will guide the use of preventive measures to ensure that exposures are in line with the ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 12/31/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 1,743 (R$ 1,094 at 12/31/2023), an increase over the previous year due to the increased exposure and higher market volatility in the interest rate.

The document "Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

V - Insurance, private pension and premium bonds risks

In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

(iii) Premium Bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2024	12/31/2023
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	188,265	166,389
Tier 1	206,196	185,141
Total capital (PR)	227,602	206,862
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,379,056	1,215,019
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.7%	13.7%
Tier 1 ratio (%)	15.0%	15.2%
Total capital ratio (%)	16.5%	17.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

At 12/31/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 16,957 (R$ 18,028 at 12/31/2023) and the amount of subordinated debt that makes up Tier II capital is R$ 20,497 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.5% at 12/31/2024, a decrease of (0.5) p.p. compared to 12/31/2023, mainly due to repurchases of debts that composing the Tier I and Tier II capital.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 117,278 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 49,049 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 12/31/2024, fixed assets ratio reached 18.5% (21.5% at 12/31/2023), showing a surplus of R$ 71,704 (R$ 58,879 at 12/31/2023).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	12/31/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	**1,108,011**	**976,915**
Of which: standardised approach for credit risk	1,038,238	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	69,773	52,397
Counterparty credit risk (CCR)	**44,837**	**30,804**
Of which: standardized approach for counterparty credit risk (SA-CCR)	35,148	22,259
Of which: other CCR	9,689	8,545
Equity investments in funds - look-through approach	**4,667**	**5,871**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**716**	**1,543**
Securitisation exposures in banking book	**9,242**	**4,141**
Market Risk	**43,189**	**43,179**
Of which: standardized approach (RWA_{MPAD})	52,643	52,299
Of which: internal models approach (RWA_{MINT})	28,471	18,871
Operational Risk	**112,827**	**103,094**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**55,567**	**49,472**
Total	**1,379,056**	**1,215,019**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	12/31/2024	12/31/2023
Permanent foreign investments	110,924	79,366
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(89,063)	(59,921)
Net foreign exchange position	**21,861**	**19,445**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2024	01/01 to 12/31/2023
Regulatory non-recurring results	**(361)**	**(1,560)**
Sale of Banco Itaú Argentina S.A. (BIA)	-	(1,212)
Result on the partial sale of XP Inc. shares	(261)	(129)
Other	(100)	(219)

e) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which affected its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus ITAÚ UNIBANCO HOLDING CONSOLIDATED identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING CONSOLIDATED to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. No significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Expenses with donations in the total of R$ 16, with the purpose of assisting in emergency actions in the region.

f) Subsequent event

On February 05, 2025, the Board of Directors approved the proposal: (i) to increase the capital in the amount of R$ 33,334, from R$ 90,729 to R$ 124,063, through capitalization of amounts recorded in the Profit Reserves - Statutory Reserves; (ii) that the capital increase will be effective with the issuance of 980,413,535 new book-entry shares, with no par value, being 495,829,036 common and 484,584,499 preferred shares, which will be allocated free of charge to the holders of shares in ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a bonus, in the proportion of 1 new share of the same type for every 10 shares held, and the shares held in treasury will also receive the bonus.

Additionally, on the same date, the Board of Directors resolved on the Program for the repurchase of own issue shares: (i) to terminate as from this date, in advance, the current program that would expire on 08/04/2025; and (ii) to approve the new program, which will be effective as from this date until 02/05/2026, authorizing the acquisition of up to 200,000,000 preferred shares of own issue, with no reduction in the capital amount. The new repurchase of shares program aims to: (a) cancel the shares issued by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as the Board of Directors decided to allocate the amount of R$ 3 billion from the 2024 result for this purpose; and (b) provide the delivery of shares to employees and management members of ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries in the scope of their compensation models, their long-term incentive plans, and their institutional projects. Acquisitions will occur on a stock exchange, at market value and intermediated by Itaú Corretora de Valores S.A.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2024

Charter, duties and responsibilities of the Committee

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") and operating in accordance with the provisions set forth in its Charter (available on https://www.itau.com.br/relacoes-com-investidores/en/). It is currently made up of six effective and independent members, one of whom is a member of the Board, elected in accordance with the criteria stipulated in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX"), and the New York Stock Exchange ("NYSE) rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs).

The Committee is the one and the same for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and for companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries ("Conglomerate").

As it concerns its operations, the Committee complies with the regulatory requirements of the CMN, the National Council for Private Insurance ("CNSP"), the Brazilian Securities and Exchange Commission ("CVM"), BACEN and SUSEP, as well as with those requirements applicable to FPIs and the duties included in the Conglomerate's rules and policies, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the Internal Audit ("IA") and the independent auditors of the Conglomerate.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls and ensuring compliance with legal and regulatory requirements.

The Internal Audit's mission is to ascertain the quality and compliance with internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the parent company's and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these financial statements present fairly, in all material respects, the parent company's and consolidated financial position of the Conglomerate and the separate and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible for auditing, in this and the two preceding years, the financial statements of the Prudential Conglomerate and Integrated Report. These auditors must also issue an annual opinion on the quality and effectiveness of the internal controls over financial reporting, in accordance with the Securities and Exchange Commission ("SEC").

Ernst & Young Auditores Independentes ("EY") is responsible for the independent audit of the financial statements of the Conglomerate group companies and, as from fiscal year 2024, for the companies supervised by SUSEP, all of them prepared in accordance with Brazilian accounting practices.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2024

Activities of the Committee

The annual planning of the Committee's work is prepared at the end of the year prior to the current one, factoring in the main products and processes related to the business and support areas of the Conglomerate, as well as their potential impacts on the financial statements and the internal control and risk management systems, which are regularly reviewed as activities progress.

The Committee's oversight process is based on information received from Management, presentations submitted by the different officers at the Brazilian and international units and by the support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls, operational risk and compliance.

As part of its duties, the Committee has approved the Internal Audit work for 2025, carrying out the assessment for 2024 of the activities carried out by the IA, Operational Risk Office ("DRO"), Corporate Compliance Office ("DCC"), Anti-Money Laundering Office ("DPLD") and Corporate Security Office ("DSC").

It also submits quarterly reports on the Committee's activities to the Board; holds meetings with the Co-chairpersons of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. from time to time to submit its recommendations on the internal control systems, compliance policy and the risk and capital management structures; holds quarterly meetings with the members of the Supervisory Council; reviews some Corporate Policies; and holds meetings every six months with supervisors of the Banking Supervision ("BACEN/DESUP") and of the Conduct Supervision ("BACEN/DECON") Departments of the Central Bank of Brazil, to discuss any concerns brought by regulators and the main topics monitored by the Committee.

The Committee was informed by the DSC that no incidents of errors and fraud by members of the Board, statutory committees, board of officers, employees or third parties had been identified that fell into the materiality criterion set in the internal policy. Neither did the Committee identify any incidents of fraud or non-compliance with legal or regulatory rules and regulations or errors in the internal control, accounting and audit areas that could jeopardize the Conglomerate's continuity.

The committee conducted an investigation into a conflict of interest, breach of internal policies and potential breach of the duty of loyalty, in addition to other infringements, relating to a member of the executive committee, which served as basis for some remedial actions taken by management and evidenced that the events identified had no impact on the financial statements or financial materiality to the Conglomerate.

To carry out the activities and procedures described above, the Committee held a total of 132 meetings over 34 days in the period from August 5, 2024 to January 28, 2025, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate's administrative, financial, information technology and business areas. In that same period, 16 meetings were held with the exclusive attendance of Committee's members, aimed at addressing matters such as: work planning, addressing of emerging topics, preparation of reports required by regulators, reviews and approval of Corporate Policies, discussion of material topics and other administrative activities.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2024

Conclusions

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period and year ended December 31, 2024:

- the internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected and the actions adopted to remediate them;
- the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory requirements and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the CMN and BACEN, and the international accounting standards issued by the International Accounting Standards Board (IASB); and
- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC) is adequate, including as regards the verification of compliance with legal and regulatory requirements and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period and year ended December 31, 2024.

São Paulo, February 5, 2025.

Itaú Unibanco Holding's Audit Committee

Maria Helena dos Santos Fernandes de Santana - Chairperson

Alexandre de Barros

Fernando Barçante Tostes Malta

Luciana Pires Dias

Ricardo Baldin – Financial Expert

Rogério Carvalho Braga

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated financial statements at December 31, 2024 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2024 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2024 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2024, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for loan losses (Notes 2(c)IX and 6)

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations credit impairment and the determination of the provision for loan losses is a process that involves certain assumptions and factors, including the evaluation of counterparty's risk, the estimated recoverable amounts and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related databases, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, management regularly reviews the judgments and estimates used in determining the provision for loan losses.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in the notes to the financial statements.

- For the provision for loan losses calculated on an individual basis, we tested the relevant assumptions adopted to identify instances of credit impairment and the resulting rating of the debtors, as well as the estimates of recovery of overdue receivables.

- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.

- For selected data inputs for these models, when available, and in a sample basis, we compared the data and assumptions used with market information.

We believe that the disclosures over the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are consistent with the information analyzed in our audit.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2(c)VIII and 17)	
The fair value measurement of financial instruments with low liquidity and/or without an active market involves subjectivity, since it depends on valuation techniques that are based on internal models that include Management's assumptions for their valuation. In addition, obtaining market data can be complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.	Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the valuation of these financial instruments, as well as the approval of models and required disclosures. • With the support of our specialists, we analyzed the main methodologies used for valuing these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about valuation practices commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We consider that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are consistent with the information disclosed in the notes of the financial statements.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the	As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of tests of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure.

Why it is a Key Audit Matter	How the matter was addressed in the audit
incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2(c) XVII and 9)	
The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design, and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision for judicial and administrative proceedings disclosed in the financial statements are consistent with the information analyzed in our audit.

Other matters

Statement of Value Added

The parent company and consolidated Statements of Value Added for the six-month period and year ended on December 31, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Itaú Unibanco Holding S.A.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of **ITAÚ UNIBANCO HOLDING S.A.**, after having examined the financial statements for the fiscal year ended December 31, 2024, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 05, 2025.

GILBERTO FRUSSA
President

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of December 31, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on February 05, 2025, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Summary of The Audit Committee Report;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

Gabriel Amado de Moura
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant